August 27, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Lily Dang
Karl Hiller

Re:	Leafbuyer Technologies, Inc. Form 10-K for the Fiscal Year Ended June 30, 2020 Filed September 25, 2020 File No. 000-55855

Ladies and Gentlemen:

Please accept this letter as the responses of Leafbuyer Technologies, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated May 18, 2021 (the “Comment Letter”) with respect to Leafbuyer Technologies, Inc. Form 10-K for the fiscal year ended June 30, 2020 (the “Form 10-K”).

For ease of reference, we have repeated each of the Staff’s comments below, followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended June 30, 2020

1. We note that as of June 30, 2020, your disclosure controls and procedures and internal control over financial reporting were not effective, and that several material weaknesses were identified. However, in each of your subsequent interim reports, on three separate occasions, you explain that your Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of your disclosure controls and procedures and determined that these were effective, although you did not report any changes to your internal control over financial reporting.

Given the disclosures in your annual report, and considering the concerns raised in our prior comments, tell us how you were able to support the subsequent conclusions reached regarding the effectiveness of your disclosure controls and procedures. Please describe the particular steps that your officers have taken to comply with paragraph (b) of Rule 13a-15 of Regulation 13A, in conducting the evaluations, and paragraph (a) of Rule 13a- 14 of Regulation 13A, in providing the certifications.

1

The statements contained in the Company’s, Quarterly Reports on Form 10-Q for the periods ended September 30, 2020, December 31, 2020 and March 31, 2021 (the “Interim Reports”) that stated that the Company’s Chief Executive Officer and Chief Financial Officer “…concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report” were made in error. The Company continues to implement the remediation plan described in the Form 10-K, but this plan has not been fully implemented and the material weaknesses cited in the Form 10-K still exist and therefore the Company’s disclosure controls and procedures are currently not effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and were not effective during the periods covered by the Interim Reports. The Company proposes to file the draft amended Interim Reports attached hereto as Exhibit A, which state that the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s controls and procedures were not effective during the periods covered by the applicable amended Interim Report.

Financial Statements

Note 4 – Capital Stock and Equity Transactions, page 41

2. We note that in response to prior comments 2, 3, 4, 5, 7 and 8, you indicate that you plan to amend the Series A Preferred Stock Certificate of Designation to remove the variable conversion feature and to alter the liquidation provisions, although without addressing the specific concerns raised in these comments.

We also note that in response to prior comment 1, you indicate that various missing exhibits will be filed or incorporated by reference, although you have not provided or identified the specific locations of the missing exhibits; and in response to prior comment 6, you explain that you have not reported the actual number of issued and outstanding Series B preferred shares because these were required to be converted into common shares shortly after issuance, although you have not explained why this provision would govern reporting prior to conversion, nor have you addressed the other reporting inconsistencies observed or provided any draft revisions or incremental disclosures.

You will need to address the specific concerns raised in our prior comments, with details and rationale for your position or proposed course of action. For example, you should incrementally respond to the following points. We reissue prior comments 1 through 8.

Address the specific accounting and disclosure requirements identified in the comments, based on the actual Certificates of Designation governing your Series A and Series B preferred stock during the periods covered by your historical financial reports, prior to any changes that you are contemplating.

If you believe that restatements of your prior financial statements are unnecessary, explain the basis for your position, how this relates to the original intent of the parties involved and the materiality of the errors, including quantification and a description of any qualitative factors that you have considered.

2

Submit a complete draft of the revised Certificate of Designation, with all changes to the conversion and liquidation provisions marked, and explain why you believe these would be appropriate and effective in addressing the accounting requirements.

Submit complete draft amendments to your annual and interim reports, marked with all of the changes that you propose and believe will resolve the concerns raised in our prior comments, pertaining to your Series A and Series B preferred stock.

As comment 2 contains multiple comments, the Company’s response will address each one separately in the order that it was made.

Amendment of the Series A Preferred Stock: We intend to amend the Certificate of Designation, of Rights, References and Privileges (the “Series A Certificate of Designation”) with respect to the Series A Convertible Preferred Stock (the “Series A Preferred Stock) to eliminate all conversion, dividend and liquidation rights of the Series A Preferred Stock and add in their place super voting rights provisions that will entitle the holders of the Series A Preferred Stock to 600 votes per share (194,595,000 votes in total based on 324,325 shares outstanding) on all matters submitted to the common stockholders for a vote. These modifications will provide the holders thereof (three senior executives of the Company) with securities that work as originally intended, which is to provide management with long term majority control over the Company without providing any additional economic benefit. Further all of the problematic conversion issues such as the large reserve of common stock needed to accommodate the large and potentially forever increasing number of shares of common stock underlying the Series A Preferred Stock to meet the 55% conversion requirement and how to effect a partial conversion (see my response to reissued comment 4) will no longer be present. We believe that these modifications will resolve all of the Staff’s concerns regarding the Series A Preferred Stock and I have attached a proposed draft of the Amended and Restated Certificate of Designations for the Series A Preferred Stock as Exhibit B hereto.

Missing Exhibits: The Company has listed in the Exhibit Index to the Form 10-K/A all of the documents required to be filed therewith by Item 601(b) of Regulation S-K and each of these exhibits is either incorporated by reference to another filing by the Company or has been filed with the Form 10-K/A, including the debt instruments (Exhibits 4.5 thru 4.12) and material contacts (Exhibits 10.1 thru 10.5) required to be filed pursuant to Item 601(b)(4)(iii)(a) and Items 601(b)(10)(i) and (ii)(A), (B) and (C) of Regulation S-K, respectively, referred to by the Staff in comment 1 of its March 25, 2021 letter.

Prior Comment 6 Response: Since the Staff is reissuing its prior comments 1-8 contained in its March 25, 2021 letter, I will address its stated concern in its revised response to Comment 6 set forth below.

Reissued Comments 1-8:

(i) Reissued Comment 1: We see that you plan to amend your filing to include some of the missing exhibits in response to prior comment 1. However, among the exhibits that you have identified for inclusion, we do not see the debt agreements required by Item 601(b)(4)(iii)(A), where the total amount of securities authorized exceeds 10 percent of total assets, nor the material contracts required by Item 601(b)(10)(i) and (ii)(A), (B) and (C).

3

Please amend your most recent annual report to include all of the exhibits that would have been required upon filing that report, including exhibits that were required but not provided at each periodic reporting date since your reorganization in 2017. Please also amend your most recent interim report to include any exhibits that were required but not provided, considering events subsequent to your most recently completed fiscal year.

See the Company’s response in “Missing Exhibits” above.”

(ii) Reissued Comment 2: We note your response to prior comment 2 and your proposed revisions indicating the 3 million Series A preferred shares would convert into 46,313,430 common shares based upon 82,892,802 common shares outstanding as of June 30, 2020. However, the conversion provisions described in Section 3(c) of the Certificate of Designation at Exhibit 4.2 to the Form 8-K that you filed on March 29, 2017 states “...upon conversion, the holders of the Series A Preferred Stock would hold shares of Common Stock constituting 55.0% of the Fully-Diluted Shares after giving effect to such conversion.” Given this provision, it appears you would need to consider, in addition to the number of issued and outstanding shares, any shares issuable pursuant to other convertible instruments, and the number of shares that would be issued to satisfy conversion of the Series A preferred stock, in determining the number of fully diluted shares to which the prescribed percentage would apply. It also appears that you would need to consider the number of common shares currently held by the three individuals to determine the incremental number of common shares that would be issued to secure their 55% ownership interest, as indicated in the Certificate of Designation.

However, in response to prior comment 4 you state, “The counterparties do not hold any instruments that are considered in the computation of the conversion of the Series A Preferred stock.” If this were correct, then based solely on the number of outstanding common shares as of June 30, 2020, and setting aside for purposes of illustration other convertible instruments that would be counted in a measure of fully diluted shares, you would need to issue 101,313,425 shares to satisfy conversion, which would yield 184,206,227 shares; the number of issuable shares would represent 55% of this total. A similar re-computation would be necessary to correct the number of shares that you indicate were issuable as of June 30, 2019. You indicate the Series A preferred shares were convertible into 5,371,630 common shares, based on 47,914,967 issued and outstanding common shares. In this instance, following the basis for illustration outlined above, you would need to have issued 58,562,737 shares to satisfy conversion.

However, if holders of the Series A preferred shares also hold 21,750,000 shares of common stock, which would be considered based on the formula utilized in establishing the initial conversion rate in the Certificate of Designation, the issuable number of shares would appear to have been 52,980,091 to yield a 55% interest as of June 30, 2020, and 10,229,404 to yield a 55% as of June 30, 2019, before considering other convertible instruments which would increase the numbers of issuable shares.

4

Please revise your disclosures as necessary to reflect an accurate computation of the number of shares issuable pursuant to the Series A preferred stock conversion provisions, also to include the conversion price and description of events that could change the number of issuable shares, as previously requested. Please refer to FASB ASC 505-10-50-6 through 50-9 for additional disclosure requirements.

The actual number of shares of Series A Preferred Stock issued and outstanding as of June 30, 2020 was not 3,000,000, but was only 324,325. In error, we reported an increase in the number of shares Series A Preferred Stock from 324,325 to 3,000,000 in connection with the 9.25 for 1 stock split. However, in the case of stock splits, section 3(e) of the Series A Certificate of Designation provides for an adjustment to the conversion price in calculating the number of common shares underlying the Series A Preferred Stock and not to the number of shares of Series A Preferred Stock issued and outstanding. Additionally, the number of issued and outstanding shares of Series A Preferred Stock cannot be more than 324,325 because that is the total number designated under the Series A Certificate of Designation. However, this miscalculation does not affect the calculation of the number of shares of common stock underlying the Series A Preferred Stock. The number of underlying shares is always equal 55% of the common stock on a fully diluted basis after giving effect to such issuance.

Below, the Company has provided a revised calculation of the number of shares of common stock that are issuable upon conversion of the Series A Preferred Stock as of June 30, 2020 and as of June 20, 2019.

June 30, 2020

Other than shares of common stock underlying the Series A preferred Stock, as of June 30, 2020 the were 146,719,892 shares of common stock outstanding on a fully diluted basis, which included:

81,772,802 shares of common stock issued and outstanding;

1,120,0641 shares of common stock underlying the Series B Convertible Preferred Stock (“Series B Preferred Stock”);

36,137,988 shares of common stock underlying warrants;

12,558,375 shares of common stock underlying vested options; and

15,130,663 shares of common stock underlying convertible debt securities.

As of June 30, 2020, the number of common shares underlying the Series A Preferred Stock equals 179,324,312.2

June 30, 2019

Other than shares of common stock underlying the Series A preferred Stock, as of June 30, 2019 there were 54,320,811 shares of common stock outstanding on a fully diluted basis, which included:

47,914,967 shares of common stock issued and outstanding;

1,120,064 shares of common stock underlying the Series B Preferred Stock;

686,957 shares of common stock underlying warrants;

4,598,823 shares of common stock underlying vested options; and

0 shares of common stock underlying convertible debt securities.

__________________

1 Previously the Company had indicated that 1,120,000 shares of common stock were underlying the Series B Preferred Stock. However, the conversion rate is 148 to 1 (initially 16 to 1, but was multiplied by 9.25 in the 2017 stock split). Since there are 7,568 shares of Series B Preferred Stock issued and outstanding, 1,200,064 shares are underlying the Series B Preferred Stock.

2Obtained by multiplying 55% by 326,044,204 (the total amount of common stock issued on a fully diluted basis). 326,044,204 is obtained by dividing 146,719,892 (the number of outstanding shares of common stock on a fully diluted basis, other than common stock underlying the Series A Preferred Stock) by 45%.

5

As of June 30, 2019, the number of common shares underlying the Series A Preferred Stock equals 66,392,102.3

The Company has revised its disclosure in the footnote 3 to beneficial ownership table in Item 12 and Note 4 to the Company’s audited financials to reflect this revised calculation included in the proposed Amendment to its Annual Report on Form 10-K for the fiscal year ended June 30, 2020 (the “Form 10-K/A”), attached hereto as Exhibit D.

(iii) Reissued Comment 3: We note that you have not addressed the specific accounting requirements for beneficial conversion features as requested in prior comment 3. Given the adjustable conversion rates associated with your Series A preferred stock, it appears that you would need to recognize the value of the adjustments as they occur upon each transaction that increases the number of Fully Diluted Shares, as described in Section 3(c) of the Certificate of Designation, to comply with FASB ASC 470-20-35-1, 30-5, and 35-7(c)(1), applicable pursuant to FASB ASC 470-20-15-2. Please also disclose the beneficial conversion amounts recognized along with the change in conversion prices for each period since origination. In conjunction with the foregoing, unless you believe this guidance does not apply to you, please also adhere to FASB ASC 260-10-45-11 and 12, and SAB Topic 6:B, in accounting for the deemed dividends in your EPS computations and in presenting income available to common stockholders on your Statements of Operations.

On March 23, 2017 pursuant to a merger agreement, the Company issued the Series A Preferred Stock and the Series B Preferred Stock, each of which is convertible in to common stock. The reason there was no value assigned to the beneficial conversion feature was because the underlying common stock was not publicly traded until April 6, 2017 and further the company reported a loss from operations for the six months ending June 30, 2017 of $340,735. There was no intrinsic value at the time the Series A Preferred Stock was issued therefore we have not recognized any beneficial conversion amounts.

FASB ASC 470-20-35-7(c)(1) – Subsequent measurement of the Series A Preferred Stock is not appropriate because none of the terms of the Series A Preferred Stock changed from the original issue date. The 55% conversion feature is static and the amount of underlying common shares changes only because the number of outstanding shares on a fully diluted basis that is included in the calculation varies from time to time.

__________________

3Obtained by multiplying 55% by 120,712,913 (the total amount of common stock issued on a fully diluted basis). 120,712,913 is obtained by dividing 54,320,811 (the number of outstanding shares of common stock on a fully diluted basis, other than common stock underlying the Series A Preferred Stock) by 45%.

6

There is no deemed dividend per FASB ASC 260-10-45-11 because there was no intrinsic value assigned to the Series A Preferred Stock at the time of issuance and therefore there is no amortization resulting in dividend earned for the Series A Preferred Stock.

(iv) Reissued Comment 4: We note that you did not comply with prior comment 4 in which we asked you to provide further disclosure in your periodic reports of the conversion provisions pertaining to the Series A preferred stock, including the implications of any change in common shares or common share equivalents held by the preferred share holders. On this point, you state “The counterparties do not hold any instruments that are considered in the computation of the conversion of the Series A Preferred stock.” Please reconcile your statement with the description of the Conversion Rate in Section 3(c) of the Certificate of Designation, which explains that the initial conversion rate of 1:1 was based on 45 million shares outstanding on a Fully-Diluted Basis, “consisting of (i) 38,000,000 shares of Common Stock, (ii) 3,000,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, and (iii) 4,000,000 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock, so that upon conversion, the holders of the Series A Preferred Stock would hold shares of Common Stock constituting 55.0% of the Fully-Diluted Shares after giving effect to such conversion.” This formula, as described, indicates an initial conversion rate of 1:1 would yield the desired result, i.e. with 3 million Series A preferred shares converting into 3 million common shares; and since 55% of the 45 million Fully Diluted Shares would be 24.75 million, this implies that your three officers held 21,750,000 common shares that were being counted in establishing the initial conversion rate.

This is confirmed on page 3 of the Form 8-K that you filed March 29, 2017, in the tabulation and footnote clarifying that 891,894 beneficial shares attributed to each of your three officers includes one-third of the 324,327 pre-split Series A preferred shares, thereby indicating common shareholdings of 783,785 pre-split shares each, or 2,351,355 in total which is approximately 21,750,034 after the 9.25 for 1 stock split that you conducted in March 2017.

If you believe these provisions are invalid or no longer apply due to subsequent changes in the Certificate of Designation, explain your rationale and provide us with any supporting documentation. Otherwise, it appears that you should provide the disclosures required by FASB ASC 505-10-50-6 in your periodic reports, as previously requested. Please address those requirements relative to the provisions in the Certificate of Designation, notwithstanding the intent of your officers.

For example, although you indicate there is no intention to conduct partial conversions, Section 3(a) of the Certificate of Designation states that “Each Holder shall have the right to convert, at any time and from time to time, all or any part of the Series A Preferred Stock held by such Holder....” We reissue prior comment 4.

The Company has revised its disclosure in the footnotes to beneficial ownership table in Item 12 and Note 4 to the Company’s audited financials included in the proposed Form 10-K/A and in Note 4 of each amended Interim Report to include a description of the formula to be utilized in determining the number of shares of common stock issuable upon conversion of the Series A Preferred Stock.

7

The number of shares of common stock issued to or underlying instruments held by the holders of Series A Preferred Stock would also be included in the number of fully diluted shares outstanding. The Series A Certificate of Designation does not provide for exclusion of these shares. The Company has revised its disclosure to indicate that these shares are included in the calculation.

The Company has revised the disclosure in footnote 3 to the beneficial ownership table in Item 12 and Note 4 to disclose the calculation of the number of shares underlying the Series A Preferred Stock, which shows that any issuance of common stock or common stock equivalents will increase the number of shares underlying the Series A Preferred Stock in an amount necessary to maintain the required 55% on conversion.

Although the Series A Certificate of Designation provides for partial conversions it does not provide for any decrease in the 55% which means a partial conversion of any size would not affect the number of shares issuable to the holders of the remaining Series A Preferred Stock. Further, Section 3(c) of the Series A Certificate of Designations does not provide a basis for conversions other than in the context of obtaining an amount of common stock equal to the full 55% of the outstanding amount after giving effect to such conversion. It is therefore unclear how a partial redemption could be effected. No partial conversion has ever been attempted and as stated above, the Series A Preferred Stock will no longer be convertible after the filing of the proposed Amended and Restated Series A Certificate of Designation.

(v) Reissued Comment 5: We note that you have listed various figures in your response to prior comment 5 along with an assertion that the total represents fully diluted shares and does not exceed your current 150 million authorized common shares.

Please tabulate the figures listed in your response and augment as necessary to illustrate, with separate columns for each fiscal year-end subsequent to issuing the Series A preferred shares, and as of the end of your most recently completed interim period, your computations of fully diluted shares and of common shares issuable pursuant to the Series A preferred stock. Include cross references with your tabulation to the specific pages of your financial reports for each component associated with a convertible instrument, and your calculations of shares issuable to settle those instruments, including detailed explanations of your approach and rationale. Tell us how you define Fully Diluted Shares for the purpose of conducting these computations.

Please demonstrate how the shares that you believe would be issuable to settle the Series A preferred shares at the end of each period would provide the holders with 55% of the fully diluted share amounts you have calculated. Please refer to the second comment in this letter for additional perspective on your computational approach.

We previously understated the fully diluted share numbers primarily because we incorrectly calculated the number of shares of common stock underlying the Series A Preferred Stock.

See the Fully Diluted Analysis Chart attached hereto as Exhibit C for our tabulations of the fully diluted share amounts for fiscal year ending June 30, 2017 through 2021 and interim periods September 30, 2020, December 31, 2020 and March 31, 2021 that takes into full consideration of the number of shares of common stock that would need to be issued to provide the holders of Series A Preferred Stock with 55% of the common stock on a fully diluted basis (after giving effect to such conversion).

8

We define fully diluted shares as of a given date for the purposes of our calculations as the number of shares of common stock issued and outstanding as of such date plus the number of shares of common stock underlying any of the vested portion of our securities that are exercisable for or convertible into our common stock. Currently we have vested options, warrants, convertible debt and convertible preferred stock that have underlying shares of common stock that are included in our calculation of fully diluted shares.

We have provided the formulas for our calculation of the number of shares that would represent 55% of the fully diluted share amounts in footnotes 2 and 3 above.

(vi) Reissued Comment 6: We note that in response to prior comment 6, pertaining to various discrepancies in reporting your outstanding preferred shares, you state that in the June 30, 2017 Form 10-K, since the Series B preferred shares had a conversion feature of 16:1, you “elected to report these shares as converted and increased the number of Series B Preferred shares outstanding by 3,750,000” and that the 7,000,000 preferred shares outstanding at that date “represented 3,000,000 series A and 4,000,000, Series B.”

Please reconcile your statement with the disclosure on the corresponding balance sheet describing the composition of the 7,000,000 shares as “6,750,000 shares issued and outstanding for class A convertible preferred stock and 250,000 shares issued and outstanding for class B convertible preferred stock at June 30, 2017,” also your equity presentation for 2017, labeling the 3,750,000 shares added during the period as stock subscriptions, the disclosure on page 33 of that filing stating “During the six months ended June 30, 2017, an additional 3,750,000 shares of post-split Series A Convertible Preferred Stock were purchased from the Company,” and your inclusion of the corresponding value ascribed in the equity statement to those shares in “Proceeds from issuance of stock” in your 2017 Statements of Cash Flow.

Please separate the presentations of the Series A and Series B preferred shares and values in your Balance Sheets and Statements of Equity to comply with FASB ASC 505-10-50-2. Tell us whether you have amended the Certificate of Designation for the Series B preferred stock to eliminate the 1:16 conversion ratio, and if not explain why you believe presenting these securities on a converted basis is appropriate, as it appears this would represent a departure from the legal framework under which rights of the security holders are established and understood. We reissue prior comment 6.

There are 27,027 shares of Series B Preferred Stock designated and 7,568 shares of Series B Preferred issued and outstanding. As with the Series A Preferred Stock, the adjustment to the Series B Preferred Stock in light of the 2017 stock split was incorrectly made to the number of shares of Series B Preferred Stock issued and outstanding instead of the number of common shares underlying the Series B Preferred Stock. Pursuant to Section 4(e) of the Company’s Certificate of Designation of Rights, References and Privileges of Series B Preferred Stock (the “Series B Certificate of Designation”), the stock split affected the Conversion Rate not the number of shares issued. The original conversion rate of 16:1 became 148:1 as a result of the 2017 9.25:1 stock split and the shares underlying the Series B Preferred Stock increased from 432,432 to 3,999,996 in 2017. Also, the total number of shares of Series B Preferred Stock designated in the Series B Certificate of Designation is 27,027 and thus a greater number could not be issued. The prior statements and disclosures were in error. As a result of conversions occurring in 2017 and 2018, there are 7,568 shares of Series B Preferred Stock outstanding which are convertible into 1,120,064 shares of common stock.

9

(vii) Reissued Comment 7: We note the following provision regarding Rank and Liquidation in Section 2 of your Series A Preferred Stock Certificate of Designation, which we would like you to explain - “All shares of the Series A Preferred Stock shall rank, both as the payment of dividends and as to distributions of assets upon liquidation or winding up of the Corporation, whether voluntary or involuntary, (x) junior to: the shares of the Corporation’s shares of common stock, par value $0.01 per share (the “Common Stock”), and (y) prior to (ii) all of the Corporation’s hereafter issued capital stock ranking junior to the Series A Preferred Stock, both as to payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, when and if issued (any junior capital stock being herein referred to as “Junior Stock”).”

This provision appears to establish a senior position for the Series A preferred stock relative to subsequently issued common stock, and a subordinate position relative to common stock that was outstanding at origination. Please clarify the full scope and meaning of this provision, including “prior to (ii)”and elaborate on the rationale for, and ownership of, any common shares having differing liquidation preferences. Explain how the “Liquidation Value,” and the holders’ rights thereto, as referenced in Section 3(f) of the Certificate of Designation, would be established.

The Company believes this language is due to a drafting error as it was never intended for the Series A Preferred Stock to be junior in right to the payment of dividends or liquidation proceeds to any shares of common stock. The attached revised certificate of designation for the Series A Preferred Stock eliminates the rights of the holders of the Series A Preferred Stock to dividends or liquidation proceeds.

(viii) Reissued Comment 8: We understand that you will be recalculating the number of common shares issuable pursuant to the Series A preferred stock to address certain disclosure and accounting concerns raised in the other comments in this letter. As the conversion provision is based on the number of fully diluted shares, which include, among other components, common shares issuable upon the exercise of stock options, warrants, and convertible debt, as indicated in your response to prior comment 5, and considering that the number of shares needed to settle your convertible debt is both variable and indeterminate, according to your disclosures in Note 5, it does not appear you would be able to conclude that you have a sufficient number of authorized and unissued common shares to settle the Series A preferred stock, or that the ability to settle in shares is within your control.

10

Please refer to FASB ASC 480-10-S99-3A(6), FASB ASC 815-40-25-10(b), 25-20, and 25-26. Unless you are able to show why this guidance would not apply to you, under the circumstances, it appears you will need to classify these instruments as temporary equity and follow the measurement guidance in FASB ASC 480-10-S99-3A(14).

In prior periods, the number of shares of common stock underlying the Series A Preferred Stock did exceed the number of authorized shares of common stock. However, we will be amending the Series A Certificate of Designations to eliminate all conversion rights and consequently the Company does not believe it would be appropriate to reclassify the Series A Preferred Stock in prior periods as temporary equity. Also, on August 11, 2021 the Company increased the number of authorized shares of its common stock from 150 million to 700 million, which is more than sufficient to accommodate any conversion by the holders of Series A Preferred Stock prior to the amendment of the Series A Certificate of Designations (although no such conversion will take place). The Company believes that such reclassification in the Form 10-K/A and in the amended Interim Reports would not provide any additional meaningful disclosure to the reader, especially since no conversion of the Series A Preferred Stock has ever been or will be made. Additionally, this reclassification to be made in prior periods could be a source of confusion to the reader as the September 30, 2021 Form 10-Q and all subsequent period reports will show the Series A Preferred Stock as permanent equity. The Company has therefore maintained the classification of its Series A Preferred Stock as permanent equity in the Form 10-K/A and the amended Interim Reports

Although the Company has submitted the Form 10-K/A and the amended Interim Reports with restated financial statements, the Company has done so for the Staff’s reference, but does not believe the amendments to the financial statements contained therein meet the materiality requirements of SAB 99 for the restatement of financial statements because there was no material change to the information included in the Consolidated Balance Sheet, Consolidated Statement of Operations or Consolidated Statement of Equity and thus a restatement of the Company’s financial statements should not be required under these circumstances. Additionally, the Form 10-K/A would still contain a revised footnote 3 to the beneficial ownership table in Item 12 which restates the correct number of shares of common stock underlying the Series A Preferred Stock and Series B Preferred Stock and the Company has does plan to make an error correction footnote disclosure in their June 20, 2021 financials regarding the Series A Preferred Stock and Series B Preferred Stock. The Company therefore requests that the Staff allow the Company to file the Form 10-K/A and the amended Interim Reports without any amendment to the financial statements. However, if the Staff does not agree with the Company’s view, the attached drafts of the Form 10-K/A and amended Interim Reports would be filed by the Company if agreed to by the Staff.

The Company believes the foregoing is responsive to the comments and questions raised by the Staff in its Comment Letter. If you have further questions or require additional clarifying information, please contact the undersigned at 720-235-0099. Thank you.

Sincerely,

/s/ Mark Breen

Mark Breen

Chief Financial Officer

11

Exhibit A

Interim Reports

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q /A

Amendment No. 1

☒     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2021

or

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ____________

Commission file number: 333-206745

LEAFBUYER TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Nevada	38-3944821
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6888 S. Clinton Street, Suite 300, Greenwood Village, CO 80112

(Address of principal executive offices, Zip Code)

Registrant’s telephone number, including area code (720)-235-0099

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

Indicate by check mark whether the Company is a larger accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

The number of shares of outstanding of the Registrant’s Common Stock as of May 13, 2021 was 88,814,587

EXPLANATORY NOTE

Leafbuyer Technologies, Inc. is filing this Amendment No.1 (the “Amendment”) to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Original 10-Q”), originally filed on May 17, 2021 to amend the Original 10-K.  This Amendment amends and restates the Original 10-K in its entirety. The changes in the Amendment relate the restatement of the Company’s previously issued interim condensed financial statements and related note disclosures as of the quarter ended March 31, 2021 and amendments to the disclosure under the heading “Evaluation of Disclosure Controls and Procedures” under Item 4 Controls and Procedures, which clarifies that our controls and procedures were not effective. The restatement of the consolidated financial statements relates to an error in the calculation of the effects of or 9.25 to 1 stock split which occurred in 2017 on the number of issued and outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and the shares of Common Stock underlying the Series A Convertible Preferred Stock.

2

PART I – FINANCIAL INFORMATION

Item 1. Interim Condensed Consolidated Financial Statements

The unaudited interim condensed consolidated financial statements of Leafbuyer Technologies, Inc. (“we”, “our”, “us”, the “Company”) follow. All currency references in this report are to US dollars unless otherwise noted.

PART I. Financial Information

Item 1. Financial Statements

LEAFBUYER TECHNOLOGIES INC.
UNAUDITED CONDENSED CONSOLDIATED BALANCE SHEETS

	March 31, 2021	June 30, 2020

ASSETS
Current assets:
Cash and cash equivalents	$844,860	$1,309,912
Accounts receivable (net of allowance for doubtful accounts of $22,985 and $14,037, respectively,)	33,630	14,037
Inventory	622	622
Prepaid expenses and other current assets	40,377	87,895
Total current assets	919,489	1,412,466
Noncurrent assets:
Fixed assets, net	2,855,036	3,398,370
Right of use assets	-	165,965
Total assets	$3,774,525	$4,976,801

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$189,566	$487,890
Accrued liabilities	866,189	413,314
Deferred revenue	63,987	117,904
Lease obligation, current	-	103,049
Debt, current	1,575,125	2,134,487
Total current liabilities	2,694,867	3,256,644

Debt, net of current portion	1,057,977	1,102,478
Lease obligation, net of current portion	-	65,149
Total liabilities	3,752,844	4,424,271

Commitments and contingencies (Note 6)	-	-

Stockholders’ Equity (Deficit):

Convertible Preferred Stock Series A, $0.001 par value; 324,325 designated; 324,325 and 324,325 shares issued and outstanding at March 31, 2021 and June 30, 2020, respectively	324	324

Preferred Stock, $0.001 par value; 10,000,000 shares authorized Convertible Preferred Stock Series B, $0.001 par value; 27,027 designated; 7,568 and 7,568 shares issued and outstanding at March 31, 2021 and June 30, 2020, respectively	8	8
Common stock, $0.001 par value; 150,000,000 shares authorized; 88,395,553 shares issued and outstanding at March 31, 2021 and 81,772,802 shares issued and outstanding at June 30, 2020	88,396	81,773
Additional paid in capital	17,240,509	16,471,549
Accumulated deficit	(17,307,556)	(16,001,124)
Total stockholders’ equity	21,681	552,530
Total liabilities and stockholders’ equity (deficit)	$3,774,525	$4,976,801

See accompanying notes to condensed consolidated financial statements.

3

LEAFBUYER TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2021	2020	2021	2020

Revenue	$672,149	$575,002	$1,927,659	$1,870,518
Cost of revenue	500,818	448,961	1,443,678	1,474,314
Gross profit	171,331	126,041	483,981	396,204

Operating expenses:
Selling expenses	153,094	424,858	648,790	1,664,370
General and administrative	125,602	185,476	505,305	761,346
Personnel expenses	185,352	339,859	630,755	990,120
Stock based compensation expense	136,685	105,116	321,207	712,326
Total operating expenses	600,732	1,055,309	2,106,056	4,128,162

Loss from operations	(429,401)	(929,268)	(1,622,075)	(3,731,958)

Interest expense	(71,604)	(106,783)	(286,835)	(676,475)
Forgiveness of PPP loan	602,478	-	602,478	-

Net profit (loss)	$101,473	$(1,036,051)	$(1,306,432)	$(4,408,433)

Net loss per common share:
Basic and diluted	$0.00	$(0.01)	$(0.02)	$(0.06)

Weighted average common shares outstanding:
Basic and diluted	83,805,363	81,257,802	83,600,897	75,146,637

See accompanying notes to condensed consolidated financial statements

4

LEAFBUYER TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Unaudited)

	Preferred Stock A		Preferred Stock B		Common Stock
	# of Shares	Amount	# of Shares	Amount	# of Shares	Amount	APIC	Acc Deficit	Total
Balance, June 30, 2020	324,325	$324	7,568	$8	81,772,802	$81,773	$16,471,549	$(16,001,124)	$552,530

Stock based compensation			-	-	-	-	54,123	-	54,123

Issuance of common stock for vendor payments			-	-	433,077	433	30,837	-	31,270

Issuance of common stock as employee compensation			-	-	475,365	475	28,333	-	28,808

Net loss			-	-	-	-	-	(867,034)	(867,034)

Balance, September 30, 2020	324,325	$324	7,568	$8	82,681,244	$82,681	$16,584,842	$(16,868,158)	$(200,303)

Stock based compensation			-	-	-	-	33,437	-	33,437

Issuance of common stock for vendor payments			-	-	596,428	597	40,113	-	40,710

Issuance of common stock as employee compensation			-	-	649,467	649	67,505	-	68,154

Net loss			-	-	-	-	-	(540,871)	(540,871)

Balance, December 31, 2020	324,325	$324	7,568	$8	83,927,139	$83,927	$16,725,897	$(17,409,029)	$(598,873)

Stock based compensation			-	-	-	-	113,910	-	113,910

Issuance of common stock for conversion of debt			-	-	4,000,000	4,000	296,000	-	300,000

Issuance of common stock for vendor payments and board members			-	-	373,413	373	82,022	-	82,395

Issuance of common stock as employee compensation			-	-	95,001	95	22,680	-	22,775

Net loss			-	-	-	-	-	101,473	101,473

Balance, March 31, 2021	324,325	$324	7,568	$8	88,395,553	$88,396	$17,24,509	$(17,307,556)	$21,681

5

	Preferred Stock A		Preferred Stock B		Common Stock
	# of Shares	Amount	# of Shares	Amount	# of Shares	Amount	APIC	Acc Deficit	Total
Balance, June 30, 2019	324,325	$324	7,568	$8	47,914,967	$47,915	$11,079,953	$(10,491,876)	$636,324

Stock based compensation			-	-	-	-	605,709	-	605,709

Issuance of common stock for cash			-	-	30,299,998	30,300	4,007,588	-	4,037,888

Issuance of common stock in settlement of acquisition			-	-	366,667	367	262,133	-	262,500

Net loss			-	-	-	-	-	(2,102,542)	(2,102,542)

Balance, September 30, 2019	324,325	$324	7,568	$8	78,581,632	$78,582	$15,955,383	$(12,594,418)	$3,439,879

Stock based compensation			-	-	-	-	1,502	-	1,502

Net loss			-	-	-	-	-	(1,269,840)	(1,269,840)

Balance, December 31, 2019	324,325	$324	7,568	$8	78,581,632	$78,582	$15,956,885	$(13,864,258)	$2,171,541

Stock based compensation			-	-	-	-	1,502	-	1,502

Issuance of common stock for conversion of debt			-	-	1,815,220	1,815	129,185	-	131,000

Issuance of common stock as employee compensation			-	-	860,950	861	102,753	-	103,614

Net loss			-	-	-	-	-	(1,036,051)	(1,036,051)

Balance, March 31, 2020	324,325	$324	7,568	$8	81,257,802	$81,258	$16,190,325	$(14,900,309)	$1,371,606

See accompanying notes to condensed consolidated financial statements.

6

LEAFBUYER TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)

	Nine Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(1,306,432)	$(4,408,433)
Adjustments to reconcile net income to net cash used in operating activities:
Stock based compensation	321,207	712,327
Stock issued for services	154,376	-
Forgiveness of PPP loan	(602,478)
Amortization of note payable discount	65,638	206,459
Depreciation and amortization	543,334	514,360
Changes in assets and liabilities:		-
Accounts receivable	(19,593)	38,879
Inventory	-	608
Prepaid expenses and other	47,518	(8,197)
Other assets	(2,233)	11,864
Accounts payable	(298,324)	174,619
Accrued liabilities	398,958	(39,567)
Net cash used in operating activities	(698,029)	(2,797,081)

Cash flows from investing activities:
Capitalized software	-	(492,899)
Net cash used in investing activities	-	(492,899)

Cash flows from financing activities:
Proceeds from issuance of stock	-	4,037,888
Repayment of debt	(325,000)	(286,899)
Proceeds from issuance of PPP loan	557,977	-
Net cash provided by financing activities	232,977	3,750,989

Net change in cash and cash equivalents	(465,052)	461,009
Cash and cash equivalents, beginning of period	1,309,912	181,647
Cash and cash equivalents, end of period	$844,860	$642,656

Cash paid for interest	$-	$8,619
Cash paid for taxes	$-	$-
Supplemental information for non-cash investing and financing activities:
Issuance of common stock for vendor payments and board of director services	$154,376	$-
Issuance of common stock for conversion of notes payable and accrued interest	$300,000	$131,000

See accompanying notes to condensed consolidated financial statements.

7

LEAFBUYER TECHNOLOGIES INC.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 — Description of Business

All references herein to “us,” “we,” “our,” “Leafbuyer,” or the “Company” refer to Leafbuyer Technologies, Inc. and its subsidiary, LB Media.

Description of Business

The Company has evolved and grown from a listing website (Leafbuyer.com) to a comprehensive marketing technology platform that focuses on new customer acquisition, retention and now online-order ahead services.  By combining years of experience in the consumer marketing space and the increased popularity of Leafbuyer’s texting/loyalty program, Leafbuyer has developed a diverse product offering with a distinct competitive advantage.  Through proprietary technology, dispensary owners can leverage SMS and MMS messaging to connect customers directly to loyalty and rewards programs as well as the ability to confirm online orders for either pickup or delivery.  Leafbuyer has also developed technology designed to attract new dispensary customers to become part of loyalty and rewards programs.

The Company’s website, Leafbuyer.com, and its progressive web application hosts a robust search algorithm similar to popular travel or hotel sites, where consumers can search the database for appealing offers. They can also search through thousands of menu items and products, create a profile, sign up to receive deal alerts and place online orders for pick up or delivery.  The site’s sophisticated vendor dashboard pairs vendor data with consumer needs and presents a robust, 24/7 real-time dashboard where vendors can update menus, specials, available jobs, and more. The system helps to track the vendors’ return on investment. The company monetizes its platform through a combination of monthly subscription fees, sign up credits and certain transaction fees associated with consumer engagement.

Basis of Presentation

The accompanying condensed consolidated balance sheet as of June 30, 2020, has been derived from audited financial statements. The accompanying unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements being audited and in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. All intercompany transactions have been eliminated in consolidation. Operating results and cash flows for interim periods are not necessarily indicative of results that can be expected for the entire year. The Company uses the same accounting policies in preparing quarterly and annual financial statements. Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The information included in this report should be read in conjunction with our audited financial statements and notes thereto.

8

Going Concern

As of March 31, 2021 we had $844,860 in cash and cash equivalents and a working capital deficit of $1,775,378. We are dependent on funds raised through equity financing. Our cumulative net loss of $17,307,556 was funded by debt and equity financing and we reported a net loss of $1,306,432 for the nine months ended March 31, 2021. Accordingly, there is substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are issued.

Our ability to continue as a going concern is dependent upon our generating profitable operations in the future and / or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management believes that actions presently being taken to further implement our business plan of expansion of products, geographical locations we sell our services and deeper market penetration will generate additional revenues and eventually positive cash flow and provide opportunity for the Company to continue as a going concern. While we believe in the viability of our strategy to generate additional revenues and our ability to raise additional funds, there can be no assurances to that effect.

Error Correction

The Company’s annual financial statements ending June 30, 2020 contained two errors related to the Preferred Stock issued in connection with the March 23, 2017 Merger Agreement.

In accordance with the Merger Agreement, the Company issued 324,327 new, pre-split shares of Series A Convertible Preferred Stock and accepted subscriptions in a private placement offering of 27,027 new pre-split shares of the Company’s Series B Convertible Preferred Stock, of which each share of Series B Convertible Preferred Stock is convertible into 16 Common Shares at any time, in the amount of $250,000.  All shares issued in accordance with the Merger Agreement are considered to be outstanding beginning January 1, 2015 as these shares relate to the change in capital structure.

On March 24, 2017, the Company effected a forward split such that 9.25 shares of Common Stock were issued for every 1 share of Common Stock issued and outstanding immediately prior to the forward split. The Company incorrectly stated that immediately following the forward split, 3,000,000 shares of post-split Series A Convertible Preferred Stock, and 250,000 shares of post-split Series B Convertible Preferred Stock outstanding.  The par value of all classes of shares remained at $0.001 per share after the forward split.  All references to shares from that point forward were referred to as post-split shares.

This presentation was incorrect because in connection with stock splits by the Company, the certificate of designation for each of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock provide for an adjustment to the common stock underlying such shares and not the shares of preferred stock. Therefore, the Consolidated Balance Sheet, Consolidated Statement of Equity and Footnote 4 have been changed to reflect 324,325 shares of Series A issued and outstanding and 7,568 shares of Series B Convertible Preferred Stock issued and outstanding after the conversion of 19,459 shares in January and June of 2018.

The Series A Preferred Shares are convertible into the greater of one share of Common Stock or a number of shares of Common Stock so that the holders of Series A Convertible Preferred Stock would hold 55% of the number of outstanding shares of Common Stock. The Series A Convertible Preferred Stock vote on an “as-converted” basis. The Company has determined that as of March 31, 2021 the Series A Preferred stock would be convertible into 172,051,648 shares of common stock which would result in 312,383,614 shares of fully diluted common shares. The Company is authorized to issue 150,000,000 shares. This exceeds the authorized and outstanding shares by 162,383,614 shares and therefore in accordance with ASR 268 the Company needs to present the Series A Convertible Preferred Stock separate from Stockholders Equity on the Balance Sheet and in the footnote disclosure. In addition, the Company is required to evaluate the fair market value of these shares as of the Balance Sheet date. The Company has determined that the par value represent the fair value of the Series A stock because of the accumulated deficit of $ 17,307,556 and there is not enough liquidity in the Company’s public market trading of common stock.  Therefore, the Consolidated Balance Sheet, Consolidated Statement of Equity and Footnote 4  have been changed to reflect the Number of shares of Series A and Series B preferred stock and the par value of those shares. The Company has elected to not to present the Series A Convertible Preferred Stock separate as a mezzanine equity in accordance with ASR 268 because in Aug 2021 the Series A 55% feature no longer existed and this classification would be temporary and moved backed to permanent equity

	Number of Shares	Value
Number of shares of Series A Convertible Preferred Stock as reported	3,000,000	$3,000
Effect on number of shares of Series A Convertible Preferred Stock	(2,675,675)	$(2,676)
Number of shares of Series A Convertible Preferred Stock as revised	324,325	$324

Number of shares of Series B Convertible Preferred Stock as reported	1,120,000	$1,120
Effect on number of shares of Series B Convertible Preferred Stock	(1,112,432)	$(1,112)
Number of shares of Series B Convertible Preferred Stock as revised	7,568	$8

Additional Paid in Capital as reported		$17,236,721
Effect on Additional Paid in Capital		$3,788
Additional Paid in Capital as revised		$17,240,509

9

Note 2 — Summary of Significant Accounting Policies

Significant Accounting Policies

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, LB Media. All significant inter-company transactions and balances have been eliminated in consolidation.

For a detailed discussion about the Company’s significant accounting policies, refer to Note 2 — “Summary of Significant Accounting Policies,” in the Company’s consolidated financial statements included in the Company’s June 30, 2020 Form 10-K. During the nine months ended March 31, 2021, there were no significant changes made to the Company’s significant accounting policies.

Use of Estimates

Management uses estimates and assumptions in preparing these condensed consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Examples of estimates include loss contingencies; useful lives of our tangible and intangible assets; allowances for doubtful accounts; and stock-based compensation forfeiture rates. Examples of assumptions include: the elements comprising a software arrangement, including the distinction between upgrades or enhancements and new products; when technological feasibility is achieved for our products; the potential outcome of future tax consequences of events that have been recognized in our financial statements or tax returns. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation. The Cost of sales presented on the unaudited Consolidated Statements of Operations was included in prior presentations as operating expenses such as personnel expenses and general and administration. For the three months ended March 31, 2021 $395,421 of the cost of sales came from personnel expense and $53,541 of cost of sales came from general and administrative expense. For the nine months ended March 31, 2021 $1,250,126 of cost of sales came from personnel expense and $224,188 of cost of sales came from general and administrative expense.

10

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale (AFS) debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The pronouncement will be effective for public business entities that are SEC filers in fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The effect of the adoption of this pronouncement to the Company was immaterial.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s own Equity (Subtopic 815-40). ASU 2020-06 requires entities to provide expanded disclosures about the terms and features of convertible instruments and reduces the number of accounting models for convertible instruments and allows more contracts to qualify for equity classification. The pronouncement will be effective for public business entities that are SEC filers in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning December 15, 2020.

No other recent accounting pronouncements were issued by FASB and the SEC that are believed by management to have a material impact on the Company’s present or future condensed consolidated financial statements.

Note 3 — Property and Equipment

Property and equipment consist of the following:

	March 31, 2021	June 30, 2020

Software platform	$4,482,225	$4,482,225
Furniture and fixtures	1,500	1,500
Less accumulated depreciation and amortization	(1,628,689)	(1,085,355)
Property and equipment, net	$2,855,036	$3,398,370

On November 6, 2018, the Company acquired a customer facing software (“Loyalty Software”) through a Stock Purchase Agreement, where the Company acquired all the issued and outstanding capital stock of Greenlight Technologies, Inc. (“GTI”) from its shareholders. At the time of the transaction, there were no employees working for GTI, no systems and no assets, other than the Loyalty Software. GTI’s legal entity was dissolved in the transition and the Loyalty Software was assumed by the Company. Management determined that the purchase of GTI did not constitute a business purchase and recorded the transaction as a purchase of software. The consideration for the Loyalty Software was 2,916,667 shares of common stock, par value $0.001 per share and cash of approximately $450,000. Total value of the Loyalty Software was estimated at approximately $3,010,000. The additional consideration for future developments will be evaluated and considered enhancements which will either be capitalized to the software or expensed as research and development costs. During the year ended June 30, 2020 additional Incentive Shares of 366,667 for a value of $262,500 was issued to shareholders of GTI as final settlement of the 2018 agreement. During the nine months ended March 31, 2021 there was no software capitalized and for the same period ended 2020, the Company capitalized approximately $492,899 of software enhancements.

GTI provides cannabis consumers real-time mobile ordering and loyalty rewards through an internally developed application that integrates with the local dispensary’s point of sale system. The Company plans to fully integrate this technology into the current platform and create an “Ultimate Bundle” of services for the cannabis industry.

11

Amortization expense, recorded as cost of revenue, related to internal use software totaled $543,334 during the nine months ended March 31, 2021 and for the same period ended 2020 amortization expenses was $514,360. Amortization expense for the next five years is as follows:

2021	$724,445
2022	724,445
2023	724,445
2024	622,359
2025	59,342
Total Unamortized Expense	$2,855,036

Note 4   — Capital Stock and Equity Transactions

The Company has 150,000,000 shares of common stock authorized with a par value of $0.001 per share as of March 31, 2021. In addition, the Company has 10,000,000 shares of preferred stock authorized with a par value of $0.001 per share as of March 31, 2021 of which 3,000,000 shares of preferred stock are designated as Series A Preferred Shares, all of which were issued and outstanding as of March 31, 2021 and 1,120,000 shares of preferred stock are designated as Series B Preferred Shares, all of which were issued and outstanding as of March 31, 2021.

The 324,325 shares of Series A Convertible Preferred Stock are convertible into a number of shares of Common Stock so that the Series A Convertible Stock holders would hold 55% of the number of outstanding shares of Common Stock on a fully diluted basis after such conversion is effected. The Series A Convertible Preferred Stock vote on an “as-converted” basis.

As of March 31, 2021, the Company no longer controlled the settlement of the conversion feature by issuing shares of common stock because the Company did not have enough authorized and unissued shares of common stock. The Company has determined that as of March 31, 2021 the Series A Convertible Preferred Stock would be convertible into 179,324,312 shares of common stock which would result in 326,044,204 shares of fully diluted common shares. The Company is authorized to issue 150,000,000 shares. This exceeds the authorized and outstanding shares by 176,044,204 shares and therefore in accordance with ASR 268 the Company needs to present the Series A Convertible Preferred Stock separate as a mezzanine equity.

Issuance of Common Stock

During the nine months ended March 31, 2021, the Company issued 4,000,000 shares of Common Stock to Note Payable Holders as satisfaction of principal obligations. These shares were valued at fair market value of $300,000.

During the nine months ended March 31, 2021 the Company issued 1,219,833 shares of Common Stock to employees. These shares were valued at fair market value of $119,737 and expensed in the accompanying Condensed Consolidated Statement of Operations.

During the nine months ended March 31, 2021, the Company issued 1,340,630 and 62,288 shares of Common Stock respectively to vendors and non-management members of the board of directors for services rendered. These shares were valued at fair market value of $154,376 and expensed in the accompanying Condensed Consolidated Statement of Operations.

During the nine months ended March 31, 2020, the Company issued 860,950 shares of Common Stock to employees. These shares were valued at fair market value of $105,116 and expensed in the accompanying Condensed Consolidated Statement of Operations.

During the nine months ended March 31, 2020, the Company issued 1,815,220 shares of Common Stock to Note Payable Holders as satisfaction of these obligations. These shares were valued at fair market value of $131,000.

During the nine months ended March 31, 2020 the Company issued 366,667 shares of Common Stock valued at $262,500 to shareholders of GTI as final settlement of the 2018 agreement. See Footnote 3.

During the nine months ended March 31, 2020, the Company issued 30,299,998 shares of common stock pursuant to the Purchase Agreement and received $4,037,888.

12

Note 5 — Debt

During February 2018, the Company issued a promissory note in favor of an investor of the Company in the amount of $150,000 in exchange for $132,000 cash. The note has an original issue discount of $18,000 that is being amortized to interest expense over the term of the note. In March 2019, the loan maturity date was extended to August 8, 2019, the discount is fully amortized and total unpaid principal and interest is approximately $206,515, accruing at 12% at March 31, 2021, and is payable upon demand.

On September 21, 2018, the Company entered into a promissory note with an investor of the Company with a face value of $440,000 in exchange for a $400,000 cash payment (“Convertible Note”). The discount of the Convertible Note will be amortized over the life of the Convertible Note and have an interest rate of 10%. The Convertible Note has a twelve-month term with no payment required for the initial six months; after six months, the Company will repay the investors interest and principal in six equal installments. The principal and interest of the note is convertible into the Company’s common stock at a purchase price of $0.70 per common share after the six months. If the Company defaults on the Convertible Note, the interest is increased to 12% and at the investors’ option, the principal and interest can be converted into the Company common stock at a 20% discount to the then current market. In addition, the Company issued five-year warrants to purchase up to 200,000 common shares of the Company at a price of $0.75 per share. The value assigned to the warrants of $125,723 has been fully amortized. The cash for this Convertible Note was received prior to September 30, 2018. As of March 31, 2021, the Convertible Note is payable upon demand and total unpaid principal and interest outstanding is approximately $568,311.

On September 21, 2018, the Company entered into several promissory notes with various investors of the Company with an aggregate face value of $440,000 in exchange for $440,000 cash payment (“the 2018 Notes”), the discount of the Notes will be amortized over the life of the Note and have an interest rate of 10%. The 2018 Notes have a twelve-month term with no payment required for the initial six months; after six months, the Company will repay the investors interest and principal in six equal installments. The principal and interest of the note is convertible into the Company’s common stock at a purchase price of $0.70 per common share after the six months. If the Company defaults on the 2018 Notes, the interest is increased to 12% and at the investors’ option, the principal and interest can be converted into the Company common stock at a 20% discount to the then current market price. In addition, the Company issued five-year warrants to purchase up to 200,000 of the Company’s common shares at a price of $0.75 per share. The cash for the 2018 Notes was received prior to September 30, 2018. The value assigned to the warrants of $62,862 has been fully amortized. In March 2020, $220,000 of the 2018 Notes have been fully extinguished and the remaining $220,000 is in default and payable upon demand. As of March 31, 2021, the total unpaid principal and interest is approximately $284,156.

During the year ended June 30, 2019, the Company entered into several promissory notes with various investors of the Company with an aggregate face value of $960,000 in exchange for a total of $900,000 cash payments (“the 2019 Notes”). The 2019 Notes have a beneficial conversion feature valued at $839,378, which is recorded as a discount. The total discount on the Notes will be amortized over the life of the 2019 Notes and recorded as interest expense. The notes have an interest rate of 7% and have an eighteen-month term with no payment required for the initial six months; after six months, the Company will repay the investors interest and principal in twelve equal installments. The principal and interest of the note is convertible into the Company’s common stock at a purchase price of $0.75 per common share at any time after the Original Issue Date. If the Company defaults on the Notes, the interest is increased to 15% and at the investors’ option, the principal and interest can be converted into the Company common stock at a 20% discount to the then current market price. The beneficial ownership value assigned to the conversion feature of $801,741 has been fully amortized. As of March 31, 2020, $533,000 of the 2019 Notes have been fully extinguished as $402,000 of debt repayment and the issuance of common stock valued at $131,000. On January 25, 2021, $300,000 of the 2019 Notes have been fully extinguished with the issuance of 4,000,000 of common stock at a price of $0.075 per share. The remaining principal of $90,124 is in default and payable upon demand. As of March 31, 2021, the total unpaid principal and interest is approximately $150,407.

In March 2020, the Company entered into a promissory note with a related party (see Note 9) with a face value of $600,000 in exchange for a total of $565,000 cash payments. The total discount of the Note will be amortized over the life of the Note and recorded as interest expense which matured on December 1, 2020. In January 2021, the Company repaid $300,000 of the promissory note balance. The note is in default and due upon demand and the interest rate was increased to 12%. As of March 31, 2021, the total unpaid principal and interest is approximately $349,841.

In March 2020, the Company entered into a promissory note with a related party (see Note 9) with a face value of $50,000. In January 2021, the Company repaid $25,000 of the promissory note balance. The note is in default and the interest rate increased to 12%. As of March 31, 2021, the total unpaid principal and interest is approximately $29,137.

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On April 30, 2020 the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the United States Small Business Administration (the “SBA”) under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. The principal amount of the EIDL Loan is $500,000, with proceeds to be used for working capital purposes. Interest on the EIDL Loan accrues at the rate of 3.75% per annum and installment payments, including principal and interest, are due monthly beginning twelve months from the date of the EIDL Loan in the amount of $2,437 The balance of principal and interest is payable thirty years from the date of the promissory note.

On May 29, 2020, the Company was granted a loan from American Express National Bank in the aggregate amount of $602,478, pursuant to the Paycheck Protection Program (“PPP) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The Loan which was in the form of a Note dated May 29, 2020, matures on May 29, 2022 and bears interest at a rate of 1.00% per annum, payable monthly commencing on December 29, 2020. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, rent, utilities and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, it cannot be assured that the Company will be ineligible for forgiveness of the loan, in whole or in part. On January 5, 2021 the Company was notified by American Express National Bank that the United States Small Business Administration has approved our Loan Forgiveness Application and the loan has been closed. The Company realized other income from the forgiveness of the PPP loan in the Condensed Consolidated Statement of Operations for the three months ended March 30, 2021.

On March 30, 2021, the Company was granted a loan from American Express National Bank in the aggregate amount of $557,977, pursuant to the Paycheck Protection Program (“PPP) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The Loan which was in the form of a Note dated March 30, 2021, matures on March 30, 2023 and bears interest at a rate of 1.00% per annum, payable monthly commencing on March 30, 2022. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, rent, utilities and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, it cannot be assured that the Company will be ineligible for forgiveness of the loan, in whole or in part.

The Company recognized $71,604 and $286,835 of interest expense for the three and nine months ended March 31, 2021 and $106,400 and $676,092 of interest expense for the three and nine months ended March 31, 2020. As of March 31, 2021 and June 30, 2020, accrued interest on the above notes was $382,645 and $117,816, respectively.

Notes payable and long-term debt outstanding as of March 31, 2021 and June 30, 2020 are summarized below:

	Maturity Date	March 31, 2021	June 30, 2020
12% $150,000 Convertible Note Payable, net of unamortized discount of $0 and $0, respectively	Due on Demand	$150,000	$150,000
12% $440,000 Convertible Note Payable, net of unamortized discount of $0 and $0, respectively	Due on Demand	440,000	440,000
12% $220,000 Convertible Note Payable, net of unamortized discount of $0 and $0, respectively	Due on Demand	220,000	220,000
7% $426,667 Convertible Note Payable, net of unamortized discount of $0 and $35,866. respectively	Due on Demand	-	182,326
7% $213,333 Convertible Note Payable, net of unamortized discount of $0 and $28,492, respectively	Due on Demand	90,125	164,072
12% Note Payable, net of unamortized discount of $0 and $21,911, respectively – See Footnote 9	Due on Demand	300,000	578,089
12% Note Payable – See Footnote 9	Due on Demand	25,000	50,000
5% Note Payable	Due on Demand (1)	350,000	350,000
1% PPP Note Payable; Loan forgiveness granted on January 5, 2021	May 29, 2022	-	602,478
3.75% SBA EIDL Note Payable	April 30, 2050	500,000	500,000
1% PPP Note Payable	March 30, 2023	557,977	-
Total notes payable		2,633,102	3,236,965
Less current portion of notes payable		1,575,125	2,134,487
Notes payable, Non-current portion		$1,057,977	$1,102,478

(1) The Company entered two promissory notes with an investor of the Company in the amount of $350,000. The investor had agreed to convert the loan into 437,500 shares of common stock in 2018. The Company has not issued these shares to the investor and booked the notes as a short-term loan. This loan is considered payable upon demand.

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Note 6 — Commitments and Contingencies

The Company records tax contingencies when the exposure item becomes probable and reasonably estimable. As of March 31, 2021, the Company had a tax contingency related to stock options granted below the fair market value on date of grant. The Company is in the process of determining the possible exposure and necessary expense accrual for the related tax, penalties and interest. Management has not been able to determine the amount as of the date of this report, however, does not expect the amount to be material to the financial statements.

To the best of the Company’s knowledge and belief, no legal proceedings of merit are currently pending or threatened against the Company.

Note 7 —Risks and Uncertainties

The Company does not have a concentration of revenues from any individual customer (less than 10%).

The Company operates in a rapidly evolving and highly regulated industry and will only conduct business in states where cannabis has been legalized.

The Company was affected in March by the COVID-19 outbreak and worldwide pandemic. The Company saw some postponements in orders in the first few weeks March 2020 but by the end of March 2020 orders stabilized to a normal level.

Note 8 — Stock Based Compensation

The equity incentive plan of the Company was established in February of 2017 and was amended and restated on April 14, 2020. The Board of Directors of the Company may from time to time, in its discretion grant to directors, officers, consultants and employees of the Company, non-transferable options to purchase common shares, provided that the number of options issued do not exceed 20,000,000. The options are exercisable for a period of up to 10 years from the date of the grant. The number of shares authorized to be issued under the equity incentive plan was increased from 10,000,000 to 20,000,000 through a consent of stockholders to amend and restate the equity incentive plan.

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The following table reflects the continuity of stock options for the nine months ended March 31, 2021:

A summary of stock option activity is as follows:

Number of options outstanding:
July 1, 2020	12,558,375
Granted	5,754,124
Forfeited / exchanged / modification	(5,952,000)

March 31, 2021	12,360,499
Aggregate Intrinsic Value at March 31, 2021	$222,126

Number of options exercisable at end of period	3,645,494
Number of options available for grant at end of period	4,957,288

Weighted average option prices per share:
Granted during the period	$0.14
Exercised during the period	$0.00
Terminated during the period	$0.08
Outstanding at end of period	$0.10
Exercisable at end of period	$0.08

The average fair value of stock options granted was estimated to be $0.14 per share for the period ended March 31, 2021. This estimate was made using the Black-Scholes option pricing model and the following weighted average assumptions:

2020

Expected option life (years)	2 - 4
Expected stock price volatility	227to250%
Expected dividend yield	—
Risk-free interest rate	0.44to0.54%

Stock-based compensation expense attributable to stock options was approximately $201,470 for the nine months ended March 31, 2021. As of March 31, 2021, there was approximately $967,396 of unrecognized compensation expense related to 12,360,499 unvested stock options outstanding, and the weighted average vesting period for those options was 3 years.

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Warrants

At March 31, 2021, the Company had outstanding warrants to purchase the Company’s common stock which were issued in connection with multiple financing arrangements. Information relating to these warrants is summarized as follows:

Warrants	Remaining Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
Warrants-Financing	86,957	2.05	$1.15
Warrants-Issued with Convertible Notes	600,000	2.48	$0.75
Warrants - Financing	360,577	3.27	$0.78
Warrants A – Financing	28,072,364	3.27	$0.16
Total	29,119,898	3.25	$0.18
Aggregate Intrinsic Value at March 31, 2021	$-

Note 9 — Related Party Transactions

In March 2020, the Company entered into a promissory note with the Chief Executive Officer for $600,000 in exchange for a total of a $565,000 cash payment. The note matured in December 2020 and $300,000 of principal payments have been made to date. The note is in default and due upon demand and the interest rate was increased to 12%.

In March 2020, the Company entered into a promissory note with the Chief Technology Officer for $50,000. The note matured on January 1, 2021 and $25,000 of principal payments have been made to date. The note is in default and due upon demand and the interest rate was increased to 12%.

Note 10 — Leases

On January 1, 2021 the Company extended its Denver Colorado headquarter lease for 12 months through December 31, 2021. During the past year a majority of the Company’s employee have been working remotely and the Company does not know if they will continue to keep this location or relocate to a small facility. Therefore, in accordance with ASC 842 the Company will not record an operating right of use asset and operating lease liability because of the short term nature of this amendment. The Company will recognize lease expense on a monthly basis through the life of this lease of approximately $51,786.

During the three months ended March 31,2021 the Company ceased to use its Los Angles sales office and vacated the real estate. As a result, the Company wrote off the right of use asset of $91,316. The company had an operating use liability of $94,098 with respect to the lease. During this same period, the Company completed negotiations with the landlord to settle the remaining amounts due of $86,970 for a cash payment of $25,000. The Company recorded a gain of $61,970 in the consolidated statements of operations for the settlement of the operating lease.

Note 11 — Subsequent Events

The Company has evaluated subsequent events through May 17, 2021 and has not identified any items requiring additional disclosure.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward Looking Statements

This quarterly report on Form 10-Q contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this report. Except as required by applicable law, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Our unaudited interim condensed consolidated financial statements for the nine months ended March 31, 2021 are expressed in US dollars and are prepared in accordance with generally accepted accounting principles in the United States of America. They reflect all adjustments (all of which are normal and recurring in nature) that, in the opinion of management, are necessary for fair presentation of our interim financial information. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for any subsequent quarter or for our fiscal year ending June 30, 2021. Our unaudited consolidated financial statements and notes included therein have been prepared on a basis consistent with and should be read in conjunction with our audited financial statements and notes for the year ended June 30, 2020, as filed in our annual report on Form 10-K.

The following discussion should be read in conjunction with our interim financial statements and the related notes that appear elsewhere in this quarterly report.

Business Overview

Leafbuyer.com Platform

The Company has evolved and grown from a listing website (Leafbuyer.com) to a comprehensive marketing technology platform that focuses on new customer acquisition, retention and now online-order ahead services.  By combining years of experience in the consumer marketing space and the increased popularity of Leafbuyer’s texting/loyalty program, Leafbuyer has developed a diverse product offering with a distinct competitive advantage.  Through proprietary technology, dispensary owners can leverage SMS and MMS messaging to connect customers directly to loyalty and rewards programs as well as the ability to confirm online orders for either pickup or delivery.  Leafbuyer has also developed technology designed to attract new dispensary customers to become part of loyalty and rewards programs.

The Company’s website, Leafbuyer.com, and its progressive web application hosts a robust search algorithm similar to popular travel or hotel sites, where consumers can search the database for appealing offers. They can also search through thousands of menu items and products, create a profile, sign up to receive deal alerts and place online orders for pick up or delivery.  The site’s sophisticated vendor dashboard pairs vendor data with consumer needs and presents a robust, 24/7 real-time dashboard where vendors can update menus, specials, available jobs, and more. The system helps to track the vendors’ return on investment. The company monetizes its platform through a combination of monthly subscription fees, sign up credits and certain transaction fees associated with consumer engagement.

The Company continues an aggressive push into all states where cannabis has been legalized. Increasing the Company’s marketing and sales presence in new markets is a primary objective. Along with this expansion, the Company continues to develop new technologies that will serve cannabis dispensaries and product companies in attracting and retaining consumers.

Leafbuyer operates in a rapidly evolving and highly regulated industry that, as has been estimated by grandviewresearch.com, to exceed $73 billion in revenue by the year 2027. The founders and board of directors has been, and will continue to be, aggressive in pursuing long-term opportunities.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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Comparison of results of operations for the three months ended March 31, 2021 and 2020

	Three months Ended March 31,
	2021	2020	Change	%
Revenue	$672,149	$575,002	$97,147	17%
Cost of revenue	500,818	448,961	51,857	12%
Gross profit	171,331	126,041	45,290	36%

Total operating expenses	600,732	1,055,309	(454,578)	(43)%

Other income/(expense)	530,874	(106,783)	637,657	(597)%

Net profit/(loss)	$101,473	$(1,036,051)	$1,137,525	(110)%

Revenue, Cost of Revenue and Gross Profit

During the three months ended March 31, 2021, we generated $672,149 of revenues, compared to revenues of $575,002 during the same period ending in 2020. The increase of $97,147 was primarily because of the increase in MRR (monthly recurring revenue) contribution. Our market penetration is still below 25% in Colorado and less than 1% in other states. Management expects to have continued high quarter over quarter revenue growth as we expand our platform and our geographical service area.

Cost of revenue is comprised of software development costs from staff and third-party providers, third-party text provider services and amortization costs related to internal use software. During the three months ended March 31, 2021 compared to the same period in the prior year, third-party text provider services were higher because of the increased number of customers subscribing to this service.

Gross profit increased by $45,290 for the three months ended March 31, 2021 primarily because of the increased subscription services for loyalty programs. Gross profit as a percentage of revenue increased from 22% to 25% for the three months ended March 31, 2021 over March 31, 2020.

Other income during the period ending March 31, 2021 was the result of the SBA PPP loan forgiveness of $602,478, offset by recurring interest expense.

The overall focus of the Company is to continue to grow revenue while expanding the geographic footprint of operations. We will continue to broaden the Leafbuyer technology platform to increase the opportunity for customer value creation and upsell of our product line. Anticipated growth will come from both organic sources and acquisitions. The Company is constantly looking for acquisitions to complement the current platform and expand geographic reach.

Operating Expenses

	Three months Ended March 31,
	2021	2020	Change	%
Selling expenses	$153,094	$424,858	$(271,764)	(64)%
General and administrative	125,602	185,476	(59,875)	(32)%
Wages, payroll taxes and other employee expenses	185,352	339,859	(154,507)	(45)%
Stock based compensation expense	136,685	105,116	31,569	30%
	$600,732	$1,055,309	$(454,578)	(43)%

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The decrease in operating expenses during the three months ended March 31, 2021 compared to 2020 was driven by a reduction in selling and advertising expense as well as less wages and payroll expense. Management expects the general and administrative expenses to continue to decrease as management focuses on getting current operations to positive cash flow.

Comparison of results of operations for the nine months ended March 31, 2021 and 2020

	Nine months Ended March 31,
	2021	2020	Change	%
Revenue	$1,927,659	$1,870,518	$57,141	3%
Cost of revenue	1,443,678	1,474,314	(30,636)	(2)%
Gross profit	483,981	396,204	87,777	22%

Total operating expenses	2,106,056	4,128,162	(2,022,106)	(49)%

Other income/(expense)	315,643	(676,475)	992,118	147%

Net loss	$(1,306,432)	$(4,408,433)	$3,102,001	70%

Revenue, Cost of Revenue and Gross Profit

During the nine months ended March 31, 2021, we generated $1,927,659 of revenues, compared to revenues of $1,870,518 during the same period ending in 2020. In December 2019, the Company recognized revenue of $182,008 related to the SWCH Tradeshow, excluding this onetime event, revenue increased for this period by $239,149 or 14%. The SWCH Tradeshow produced minimal margin and no monthly recurring revenue contribution. Our market penetration is still below 25% in Colorado and less than 1% in other states. Management expects to have continued high quarter over quarter revenue growth as we expand our platform and our geographical service area.

Gross profit increased to $483,981 for the nine months ended March 31, 2021 which was an increase of $87,777 or 22% over the same period in 2020. Gross profit as a percentage of revenue increased from 21% to 25% for the nine months ended March 31, 2021 over March 31, 2020 primarily because the SWCH Tradeshow realized 6% gross profit in 2020.

Other income during the nine months ended March 31, 2021 was the result of the SBA PPP loan forgiveness of $602,478, offset by recurring interest expense.

Operating Expenses

	Nine months Ended March 31,
	2021	2020	Change	%
Selling expenses	$648,790	$1,664,370	$(1,015,580)	(61)%
General and administrative	505,305	761,346	(256,041)	(34)%
Wages, payroll taxes and other employee expenses	630,755	990,120	(359,365)	(36)%
Stock based compensation expense	321,207	712,326	(391,120)	(55)%
	$2,106,056	$4,128,162	$(2,022,106)	(49)%

The decrease in operating expenses during the nine months ended March 31, 2021 compared to 2020 was driven by a reduction in selling and advertising expense and less stock compensation expense. Management expects the general and administrative expenses to continue to decrease as management focuses on getting current operations to positive cash flow.

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Liquidity and Capital Resources

The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months from the date of the issuance of these unaudited condensed consolidated financial statements with existing cash on hand and/or the private placement of common stock or obtaining debt financing. There is, however, no assurance that the Company will be able to raise any additional capital through any type of offering on terms acceptable to the Company, as existing cash on hand will be insufficient to finance operations over the next twelve months.

Cash Flows

Our cash flows from operating, investing and financing activities were as follows:

	Nine months Ended March 31,
	2021	2020
Net cash used in operating activities	$(698,029)	$(2,797,081)
Net cash used in investing activities	$-	$(492,899)
Net cash used provided by financing activities	$232,977	$3,750,989

As of March 31, 2021 we had $844,860 in cash and cash equivalents and a working capital deficit of $1,775,378. We are dependent on funds raised through equity financing. Our cumulative net loss of $17,307,556 was funded by equity financing and we reported a net loss of $1,306,432 for the nine months ended March 31, 2021. During the nine months ending March 31, 2021, we did not raise any monies through financing activities, and we did not expend any monies through investing activities.

While the Company booked a GAAP loss for the period, the Company realized positive operating cash flow all months during the period.

Inflation

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material effect on our results of operations during the nine-month period ended March 31, 2021.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of March 31, 2021 and June 30, 2020.

Critical Accounting Estimates

Our condensed consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. We continually evaluate the accounting policies and estimates used to prepare the condensed consolidated financial statements. The estimates are based on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed in our June 30, 2020 form 10-K in the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

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Critical Accounting Policies

Our unaudited condensed consolidated interim financial statements are affected by the accounting policies used and the estimates and assumptions made by management during their preparation. For a detailed discussion about the Company’s significant accounting policies, refer to Note 2 — “Summary of Significant Accounting Policies,” in the Company’s consolidated financial statements included in the Company’s June 30, 2020 Form 10-K. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows, and which require the application of significant judgment by our management. Management has carefully considered the recently issued accounting pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term.

Use of Estimates

Management uses estimates and assumptions in preparing these condensed consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

For revenue recognition arrangements that we determine are within the scope of Topic ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to arrangements that meet the definition of a contract under Topic 606, including when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, we evaluate the goods or services promised within each contract related performance obligation and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company considered all of the economic factors that may affect its revenues. Because all of its revenues are from cannabis customers, there are no differences in the nature, timing an uncertainty of the Company’s revenue and cash flows from any of its product lines.

We recognize revenue upon completion of our performance obligations or expiration of the contractual time to use services such as bulk texting. The Company receives payments from its customers based on billing schedules established in each contract. Up-front payments and fees are recorded as deferred revenue upon receipt or when due until the Company performs its obligation under these arrangements. There is no significant judgment performed by management and revenue recognized from deferred revenue during the nine months ended March 31, 2021 is $53,917.

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Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by 17 C.F.R. 229 (10)(f)(i) and are not required to provide information under this item.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including to our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2021. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms as of the end of the period covered by this report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the nine months ended March 31, 2021, which have materially affected or would likely materially affect our internal control over financial reporting. The Company continues to invest resources in order to upgrade internal controls.

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PART II – OTHER INFORMATION

Item 1. Legal Proceedings

We are not aware of any legal proceedings to which we are a party or of which our property is the subject. None of our directors, officers, affiliates, any owner of record or beneficially of more than 5% of our voting securities, or any associate of any such director, officer, affiliate or security holder are (i) a party adverse to us in any legal proceedings, or (ii) have a material interest adverse to us in any legal proceedings. We are not aware of any other legal proceedings that have been threatened against us.

Item 2. Unregistered Sales of Equity Securities

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None

24

Item 6. Exhibits

Exhibit Number	Exhibit Description

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 8**

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase*

* Filed herewith.

** Furnished herewith.

25

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEAFBUYER TECHNOLOGIES, INC.

Date: Aug [*] 2021	By:	/s/ Kurt Rossner
Kurt Rossner
Chief Executive Officer, Director (principal executive officer)

	By:	/s/ Mark Breen
Mark Breen
Chief Financial Officer and Director

26

EXHIBIT 31.1

Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities

Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Kurt Rossner, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Leafbuyer Technologies, Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the interim financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Interim Financial Statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: Aug [*] 2021

By:	/s/ Kurt Rossner
Kurt Rossner
Chief Executive Officer and Chairman (Principal Executive Officer)

EXHIBIT 31.2

Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities

Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Mark Breen, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Leafbuyer Technologies, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the interim financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Interim Financial Statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: Aug [*] 2021

By:	/s/ Mark Breen
Mark Breen
Chief Financial Officer and Director (Principal Financial and Accounting Officer)

EXHIBIT 32.1

Certification of the Chief Executive Officer pursuant to

18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Leafbuyer Technologies, Inc. (the “Company”) on Form 10-Q for the period ended March 31, 2021, as filed with the Securities and Exchange Commission (the “Report”), I, Kurt Rossner, certify pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: Aug [*] 2021

By:	/s/ Kurt Rossner
Kurt Rossner
Chief Executive Officer and Chairman (Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being “filed” as part of the Form 10-Q or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.1 is expressly and specifically incorporated by reference in any such filing.

EXHIBIT 32.2

Certification of the Chief Financial Officer pursuant to

18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Leafbuyer Technologies, Inc. (the “Company”) on Form 10-Q for the period ended March 31, 2021, as filed with the Securities and Exchange Commission (the “Report”), I, Mark Breen, certify pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: Aug [*] 2021

By:	/s/ Mark Breen
Mark Breen
Chief Financial Officer and Director
(Principal Financial and Accounting Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being “filed” as part of the Form 10-Q or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.2 is expressly and specifically incorporated by reference in any such filing.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

Amendment No. 1

☒     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2020

or

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 333-206745

LEAFBUYER TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Nevada	38-3944821
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6888 S. Clinton Street, Suite 300, Greenwood Village, CO 80112

(Address of principal executive offices, Zip Code)

Registrant’s telephone number, including area code (720)-235-0099

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

Indicate by check mark whether the Company is a larger accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

The number of shares of outstanding of the Registrant’s Common Stock as of February 12, 2021 was 88,015,532

EXPLANATORY NOTE

Leafbuyer Technologies, Inc. is filing this Amendment No.1 (the “Amendment”) to its Quarterly Report on Form 10-Q for the quarter ended December 31, 2020 (the “Original 10-Q”), originally filed on February 16, 2021 to amend the Original 10-K.  This Amendment amends and restates the Original 10-K in its entirety. The changes in the Amendment relate the restatement of the Company’s previously issued interim condensed financial statements and related note disclosures as of the quarter ended December 31, 2020 and amendments to the disclosure under the heading “Evaluation of Disclosure Controls and Procedures” under Item 4 Controls and Procedures, which clarifies that our controls and procedures were not effective. The restatement of the consolidated financial statements relates to an error in the calculation of the effects of or 9.25 to 1 stock split which occurred in 2017 on the number of issued and outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and the shares of Common Stock underlying the Series A Convertible Preferred Stock.

2

PART I – FINANCIAL INFORMATION

Item 1. Interim Condensed Consolidated Financial Statements

The unaudited interim condensed consolidated financial statements of Leafbuyer Technologies, Inc. (“we”, “our”, “us”, the “Company”) follow. All currency references in this report are to US dollars unless otherwise noted.

PART I. Financial Information

Item 1. Financial Statements

LEAFBUYER TECHNOLOGIES INC.
UNAUDITED CONDENSED CONSOLDIATED BALANCE SHEETS

	December 31, 2020	June 30, 2020

ASSETS
Current assets:
Cash and cash equivalents	$669,173	$1,309,912
Accounts receivable (net of allowance for doubtful accounts of $19,968 and $14,037, respectively,)	19,968	14,037
Inventory	622	622
Prepaid expenses and other current assets	60,495	87,895
Total current assets	750,258	1,412,466
Noncurrent assets:
Fixed assets, net	3,036,147	3,398,370
Right of use assets	100,626	165,965
Total assets	$3,887,031	$4,976,801

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$210,985	$487,890
Accrued liabilities	787,605	413,314
Deferred revenue	90,613	117,904
Lease obligation, current	94,098	103,049
Debt, current	2,200,125	2,134,487
Total current liabilities	3,383,426	3,256,644

Debt, net of current portion	1,102,478	1,102,478
Lease obligation, net of current portion	-	65,149
Total liabilities	4,485,904	4,424,271

Commitments and contingencies (Note 6)	-	-

Stockholders’ Equity (Deficit):
Convertible Preferred Stock Series A, $0.001 par value; 324,325 designated; 324,325 and 324,325 shares issued and outstanding at December 31, 2020, and June 30, 2020, respectively	324	324

Preferred Stock, $0.001 par value; 10,000,000 shares authorized Convertible Preferred Stock Series B, $0.001 par value; 27,027 designated; 7,568 and 7,568 shares issued and outstanding at December 31, 2020 and June 30, 2020, respectively	8	8
Common stock, $0.001 par value; 150,000,000 shares authorized; 83,927,139 shares issued and outstanding at December 31, 2020 and 81,772,802 shares issued and outstanding at June 30, 2020	83,926	81,773
Additional paid in capital	16,725,897	16,471,549
Accumulated deficit	(17,409,029)	(16,001,124)
Total stockholders’ equity (deficit)	(598,873)	552,530
Total liabilities and stockholders’ equity (deficit)	$3,887,031	$4,976,801

See accompanying notes to condensed consolidated financial statements.

3

LEAFBUYER TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2020	2019	2020	2019

Sales revenue	$602,787	$805,281	$1,255,510	$1,295,516
Cost of sales	487,041	576,611	943,946	1,025,353
Gross profit	115,746	228,670	311,564	270,163

Operating expenses:
Selling expenses	230,852	627,578	495,696	1,239,512
General and administrative	149,527	267,899	379,703	575,869
Personnel expenses	101,387	287,274	444,317	650,261
Stock based compensation expense	101,591	1,502	184,522	607,211
Total operating expenses	583,357	1,184,253	1,504,238	3,072,853

Loss from operations	(467,611)	(955,583)	(1,192,674)	(2,802,690)

Interest expense	(73,260)	(314,257)	(215,231)	(569,692)

Net loss	$(540,871)	$(1,269,840)	$(1,407,905)	$(3,372,382)

Net loss per common share:
Basic and diluted	$(0.01)	$(0.02)	$(0.02)	$(0.05)

Weighted average common shares outstanding:
Basic and diluted	83,110,513	78,581,632	82,806,038	72,861,221

See accompanying notes to condensed consolidated financial statements

4

LEAFBUYER TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Unaudited)

	Preferred Stock A		Preferred Stock B		Common Stock
	# of Shares	Amount	# of Shares	Amount	# of Shares	Amount	APIC	Acc Deficit	Total
Balance, June 30, 2020	324,325	$324	7,568	$8	81,772,802	$81,773	$16,471,549	$(16,001,124)	$552,530

Stock based compensation			-	-	-	-	54,123	-	54,123

Issuance of common stock for vendor payments			-	-	433,077	433	30,837	-	31,270

Issuance of common stock as employee compensation			-	-	475,365	475	28,333	-	28,808

Net loss			-	-	-	-	-	(867,034)	(867,034)

Balance, September 30, 2020	324,325	$324	7,568	$8	82,681,244	$82,681	$16,584,842	$(16,868,158)	$(200,303)

Stock based compensation			-	-	-	-	33,437	-	33,437

Issuance of common stock for vendor payments			-	-	596,428	597	40,113	-	40,710

Issuance of common stock as employee compensation			-	-	649,467	649	67,505	-	68,154

Net loss			-	-	-	-	-	(540,871)	(540,871)

Balance, December 31, 2020	324,325	$324	7,568	$8	83,927,139	$83,927	$16,725,897	$(17,409,029)	$(598,873)

5

	Preferred Stock A		Preferred Stock B		Common Stock
	# of Shares	Amount	# of Shares	Amount	# of Shares	Amount	APIC	Acc Deficit	Total
Balance, June 30, 2019	324,325	$324	7,568	$8	47,914,967	$47,915	$11,076,953	$(10,491,876)	$636,324

Stock based compensation			-	-	-	-	605,709	-	605,709

Issuance of common stock for cash			-	-	30,299,998	30,300	4,007,588	-	4,037,888

Issuance of common stock in settlement of acquisition			-	-	366,667	367	262,133	-	262,500

Net loss			-	-	-	-	-	(2,102,542)	(2,102,542)

Balance, September 30, 2019	324,325	$324	7,568	$8	78,581,632	$78,582	$15,955,383	$(12,594,418)	$3,439,879

Stock based compensation			-	-	-	-	1,502	-	1,502

Net loss			-	-	-	-	-	(1,269,840)	(1,269,840)

Balance, December 31, 2019	324,325	$324	7,568	$8	78,581,632	$78,582	$15,956,885	$(13,864,258)	$2,171,541

See accompanying notes to condensed consolidated financial statements.

6

LEAFBUYER TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)

	Six Months Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(1,407,905)	$(3,372,382)
Adjustments to reconcile net income to net cash used in operating activities:
Stock based compensation	256,502	607,211
Provision of bad debt expenses	-	7,452
Amortization of note payable discount	65,638	206,459
Depreciation and amortization	362,223	336,471
Changes in assets and liabilities:		-
Accounts receivable	(5,931)	18,096
Inventory	-	608
Prepaid expenses and other	27,400	(75,021)
Other Assets	(8,761)	-
Accounts payable	(276,905)	117,298
Accrued liabilities	347,000	12,600
Net cash used in operating activities	(640,739)	(2,141,208)

Cash flows from investing activities:
Capitalized software	-	(405,992)
Net cash used in investing activities	-	(405,992)

Cash flows from financing activities:
Proceeds from issuance of stock	-	4,037,888
Repayment of debt	-	(807,418)
Net cash provided by financing activities	-	3,230,470

Net change in cash and cash equivalents	(640,739)	683,270
Cash and cash equivalents, beginning of period	1,309,912	181,647
Cash and cash equivalents, end of period	$669,173	$864,917

Cash paid for interest	$-	$8,619
Cash paid for taxes	$-	$-
Supplemental information for non-cash investing and financing activities:
Issuance of common stock for vendor payments	$71,980	$-
Issuance of common stock for accrued expenses	$-	$-

See accompanying notes to condensed consolidated financial statements.

7

LEAFBUYER TECHNOLOGIES INC.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 — Description of Business

Formation of the Company

On March 23, 2017, AP Event Inc. (“AP” or the “Registrant”) consummated an Agreement and Plan of Merger (the “Merger Agreement”) with LB Media Group, LLC, a Colorado limited liability Company (“LB Media”), August Petrov (the principal stockholder of AP), and LB Acquisition Corp., a Colorado corporation and a wholly-owned subsidiary of AP (“Acquisition”) whereby Acquisition was merged with and into LB Media (the “Merger”).

As a result of the Merger, LB Media became a wholly-owned subsidiary of the Registrant, and immediately following the consummation of the Merger and giving effect to the securities sold in the Offering, which was consummated as part of the Merger, the members of LB Media beneficially owned approximately fifty-five percent (55%) of the issued and outstanding Common Stock of the Registrant. The Merger Agreement contained customary representations, warranties, and covenants of the Registrant and LB Media for like transactions.

As a result of the reorganization and name change discussed later, Leafbuyer Technologies, Inc. (“Leafbuyer”) became the publicly quoted parent holding company with LB Media becoming a wholly owned subsidiary of Leafbuyer. Upon consummation of the Agreement, Leafbuyer common stock was deemed to be registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-3(a) promulgated thereunder. For purposes of Rule 12g-3(a), Leafbuyer is the successor issuer to AP.

AP was established under the corporation laws in the State of Nevada on October 16, 2014. On March 24, 2017, the Registrant changed its name to Leafbuyer Technologies, Inc.

All references herein to “us,” “we,” “our,” “Leafbuyer,” or the “Company” refer to Leafbuyer Technologies, Inc. and its subsidiary, LB Media.

Description of Business

LB Media was founded in 2012 by a group of technology and industry veterans and provides smart technology to the cannabis industry. Each month through the website and its partner sites, the Leafbuyer network reaches millions of cannabis consumers nationwide. This provides a valuable resource for dispensaries to reach new consumers while helping them grow their customer base. Leafbuyer also provides retention technology, including a robust Texting and Loyalty platform that is integrated into the Leafbuyer network. With the latest release of a customized branded application, dispensaries now have the ability to interact with their customer base 24/7. This application allows the customer to see the latest deals, check loyalty points, see purchase history and place orders, all through the convenience of their smart phone.

Basis of Presentation

The accompanying condensed consolidated balance sheet as of June 30, 2020, has been derived from audited financial statements. The accompanying unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements being audited and in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. All intercompany transactions have been eliminated in consolidation. Operating results and cash flows for interim periods are not necessarily indicative of results that can be expected for the entire year. The Company uses the same accounting policies in preparing quarterly and annual financial statements. Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The information included in this report should be read in conjunction with our audited financial statements and notes thereto.

8

Going Concern

As of December 31, 2020, we had $669,173 in cash and cash equivalents and a working capital deficit of $2,633,168. We are dependent on funds raised through equity financing. Our cumulative net loss of $17,409,029 was funded by debt and equity financing and we reported a net loss of $1,407,905 for the six months ended December 31, 2020. Accordingly, there is substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are issued.

Our ability to continue as a going concern is dependent upon our generating profitable operations in the future and / or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management believes that actions presently being taken to further implement our business plan of expansion of products, geographical locations we sell our services and deeper market penetration will generate additional revenues and eventually positive cash flow and provide opportunity for the Company to continue as a going concern. While we believe in the viability of our strategy to generate additional revenues and our ability to raise additional funds, there can be no assurances to that effect.

Error Correction

The Company’s annual financial statements ending June 30, 2020 contained two errors related to the Preferred Stock issued in connection with the March 23, 2017 Merger Agreement.

In accordance with the Merger Agreement, the Company issued 324,327 new, pre-split shares of Series A Convertible Preferred Stock and accepted subscriptions in a private placement offering of 27,027 new pre-split shares of the Company’s Series B Convertible Preferred Stock, of which each share of Series B Convertible Preferred Stock is convertible into 16 Common Shares at any time, in the amount of $250,000.  All shares issued in accordance with the Merger Agreement are considered to be outstanding beginning January 1, 2015 as these shares relate to the change in capital structure.

On March 24, 2017, the Company effected a forward split such that 9.25 shares of Common Stock were issued for every 1 share of Common Stock issued and outstanding immediately prior to the forward split. The Company incorrectly stated that immediately following the forward split, 3,000,000 shares of post-split Series A Convertible Preferred Stock, and 250,000 shares of post-split Series B Convertible Preferred Stock outstanding.  The par value of all classes of shares remained at $0.001 per share after the forward split.  All references to shares from that point forward were referred to as post-split shares.

This presentation was incorrect because in connection with stock splits by the Company, the certificate of designation for each of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock provide for an adjustment to the common stock underlying such shares and not the shares of preferred stock. Therefore, the Consolidated Balance Sheet, Consolidated Statement of Equity and Footnote 4 & 5 have been changed to reflect 324,325 shares of Series A issued and outstanding and 7,568 shares of Series B Convertible Preferred Stock issued and outstanding after the conversion of 19,459 shares in January and June of 2018.

The Series A Preferred Shares are convertible into the greater of one share of Common Stock or a number of shares of Common Stock so that the holders of Series A Convertible Preferred Stock would hold 55% of the number of outstanding shares of Common Stock. The Series A Convertible Preferred Stock vote on an “as-converted” basis. The Company has determined that as of December 31, 2020 the Series A Preferred stock would be convertible into 166,471,725 shares of common stock which would result in 302,675,864 shares of fully diluted common shares. The Company is authorized to issue 150,000,000 shares. This exceeds the authorized and outstanding shares by 152,675,864 shares and therefore in accordance with ASR 268 the Company needs to present the Series A Convertible Preferred Stock separate from Stockholders Equity on the Balance Sheet and in the footnote disclosure. In addition, the Company is required to evaluate the fair market value of these shares as of the Balance Sheet date. The Company has determined that the par value represent the fair value of the Series A stock because of the accumulated deficit of $ 17,409,029 and there is not enough liquidity in the Company’s public market trading of common stock.  Therefore, the Consolidated Balance Sheet, Consolidated Statement of Equity and Footnote 4  have been changed to reflect the Number of shares of Series A and Series B preferred stock and the par value of those shares. The Company has elected to not to present the Series A Convertible Preferred Stock separate as a mezzanine equity in accordance with ASR 268 because in Aug 2021 the Series A 55% feature no longer existed and this classification would be temporary and moved backed to permanent equity.

	Number of Shares	Value
Number of shares of Series A Convertible Preferred Stock as reported	3,000,000	$3,000
Effect on number of shares of Series A Convertible Preferred Stock	(2,675,675)	$(2,676)
Number of shares of Series A Convertible Preferred Stock as revised	324,325	$324

Number of shares of Series B Convertible Preferred Stock as reported	1,120,000	$1,120
Effect on number of shares of Series B Convertible Preferred Stock	(1,112,432)	$(1,112)
Number of shares of Series B Convertible Preferred Stock as revised	7,568	$8

Additional Paid in Capital as reported		$17,236,721
Effect on Additional Paid in Capital		$3,788
Additional Paid in Capital as revised		$17,240,509

9

Note 2 — Summary of Significant Accounting Policies

Significant Accounting Policies

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, LB Media. All significant inter-company transactions and balances have been eliminated in consolidation.

For a detailed discussion about the Company’s significant accounting policies, refer to Note 2 — “Summary of Significant Accounting Policies,” in the Company’s consolidated financial statements included in the Company’s June 30, 2020 Form 10-K. During the six months ended December 31, 2020, there were no significant changes made to the Company’s significant accounting policies.

Use of Estimates

Management uses estimates and assumptions in preparing these condensed consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Examples of estimates include loss contingencies; useful lives of our tangible and intangible assets; allowances for doubtful accounts; and stock-based compensation forfeiture rates. Examples of assumptions include: the elements comprising a software arrangement, including the distinction between upgrades or enhancements and new products; when technological feasibility is achieved for our products; the potential outcome of future tax consequences of events that have been recognized in our financial statements or tax returns. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation. The Cost of sales presented on the Consolidated Statements of Operations was included in prior presentations as operating expenses such as personnel expenses and general and administration. For the three months ended December 31 2019 $488,833 of the cost of sales came from personnel expense and $87,778 of cost of sales came from general and administrative expense. For the six months ended December 31, 2019 $854,705 of cost of sales came from personnel expense and $170,648 of cost of sales came from general and administrative expense.

10

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale (AFS) debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The pronouncement will be effective for public business entities that are SEC filers in fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The effect of the adoption of this pronouncement to the Company was immaterial.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s own Equity (Subtopic 815-40). ASU 2020-06 requires entities to provide expanded disclosures about the terms and features of convertible instruments and reduces the number of accounting models for convertible instruments and allows more contracts to qualify for equity classification. The pronouncement will be effective for public business entities that are SEC filers in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning December 15, 2020.

No other recent accounting pronouncements were issued by FASB and the SEC that are believed by management to have a material impact on the Company’s present or future condensed consolidated financial statements.

Note 3 — Property and Equipment

Property and equipment consist of the following:

	December 31, 2020	June 30, 2020

Software platform	$4,482,225	$4,482,225
Furniture and fixtures	1,500	1,500
Less accumulated amortization	(1,447,578)	(1,085,355)
Property and equipment, net	$3,036,147	$3,398,370

On November 6, 2018, the Company acquired a customer facing software (“Loyalty Software”) through a Stock Purchase Agreement, where the Company acquired all the issued and outstanding capital stock of Greenlight Technologies, Inc. (“GTI”) from its shareholders. At the time of the transaction, there were no employees working for GTI, no systems and no assets, other than the Loyalty Software. GTI’s legal entity was dissolved in the transition and the Loyalty Software was assumed by the Company. Management determined that the purchase of GTI did not constitute a business purchase and recorded the transaction as a purchase of software. The consideration for the Loyalty Software was 2,916,667 shares of common stock, par value $0.001 per share and cash of approximately $450,000. Total value of the Loyalty Software was estimated at approximately $3,010,000. The additional consideration for future developments will be evaluated and considered enhancements which will either be capitalized to the software or expensed as research and development costs. During the year ended June 30, 2020 additional Incentive Shares of 366,667 for a value of $262,500 was issued to shareholders of GTI as final settlement of the 2018 agreement. During the six months ended December 31, 2020 there was no software capitalized and for the same period ended 2019, the Company capitalized approximately $405,992 of software enhancements.

GTI provides cannabis consumers real-time mobile ordering and loyalty rewards through an internally developed application that integrates with the local dispensary’s point of sale system. The Company plans to fully integrate this technology into the current platform and create an “Ultimate Bundle” of services for the cannabis industry.

11

Amortization expense, recorded as cost of revenue, related to internal use software totaled $362,223 during the six months ended December 31, 2020 and for the same period ended 2019 amortization expenses was $336,219. Amortization expense for the next five years is as follows:

2021	$724,445
2022	724,445
2023	724,445
2024	622,359
Thereafter	240,453
Total Unamortized Expense	$3,036,147

Note 4 — Capital Stock and Equity Transactions

The Company has 150,000,000 shares of common stock authorized with a par value of $0.001 per share as of December 31, 2020. In addition, the Company has 10,000,000 shares of preferred stock authorized with a par value of $0.001 per share as of December 31, 2020 of which 3,000,000 shares of preferred stock are designated as Series A Preferred Shares, all of which were issued and outstanding as of December 31 2020 and 1,120,000 shares of preferred stock are designated as Series B Preferred Shares, all of which were issued and outstanding as of December 31 2020.

The 324,325 shares of Series A Convertible Preferred Stock are convertible into a number of shares of Common Stock so that the Series A Convertible Stock holders would hold 55% of the number of outstanding shares of Common Stock on a fully diluted basis after such conversion is effected. The Series A Convertible Preferred Stock vote on an “as-converted” basis.

As of December 31, 2020, the Company no longer controlled the settlement of the conversion feature by issuing shares of common stock because the Company did not have enough authorized and unissued shares of common stock. The Company has determined that as of December 31, 2020 the Series A Convertible Preferred Stock would be convertible into 179,324,312 shares of common stock which would result in 326,044,204 shares of fully diluted common shares. The Company is authorized to issue 150,000,000 shares. This exceeds the authorized and outstanding shares by 176,044,204 shares and therefore in accordance with ASR 268 the Company needs to present the Series A Convertible Preferred Stock separate as a mezzanine equity.

Issuance of Common Stock

During the six months ended December 31, 2020 the Company issued 1,124,832 shares of Common Stock to employees. These shares were valued at fair market value of $96,962 and expensed in the accompanying Condensed Consolidated Statement of Operations.

During the six months ended December 31, 2020, the Company issued 1,019,505 and 10,000 shares of Common Stock respectively to vendors and non-management members of the board of directors for services rendered. These shares were valued at fair market value of $71,980 and expensed in the accompanying Condensed Consolidated Statement of Operations.

During the six months ended December 31, 2019 the Company issued 366,667 shares of Common Stock valued at $262,500 to shareholders of GTI as final settlement of the 2018 agreement. See Footnote 3.

During the six months ended December 31, 2019, the Company issued 30,299,998 shares of common stock pursuant to the Purchase Agreement and received approximately $4,038,000.

Note 5 — Debt

During February 2018, the Company issued a promissory note in favor of an investor of the Company in the amount of $150,000 in exchange for $132,000 cash. The note has an original issue discount of $18,000 that is being amortized to interest expense over the term of the note. In March 2019, the loan maturity date was extended to August 8, 2019, the discount is fully amortized and total unpaid principal and interest is approximately $202,077, accruing at 12% at December 31, 2020, and is payable upon demand.

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On September 21, 2018, the Company entered into a promissory note with an investor of the Company with a face value of $440,000 in exchange for a $400,000 cash payment (“Convertible Note”). The discount of the Convertible Note will be amortized over the life of the Convertible Note and have an interest rate of 10%. The Convertible Note has a twelve-month term with no payment required for the initial six months; after six months, the Company will repay the investors interest and principal in six equal installments. The principal and interest of the note is convertible into the Company’s common stock at a purchase price of $0.70 per common share after the six months. If the Company defaults on the Convertible Note, the interest is increased to 12% and at the investors’ option, the principal and interest can be converted into the Company common stock at a 20% discount to the then current market. In addition, the Company issued five-year warrants to purchase up to 200,000 common shares of the Company at a price of $0.75 per share. The cash for this Convertible Note was received prior to September 30, 2018. As of December 31, 2020, the Convertible Note is payable upon demand and total unpaid principal and interest outstanding is approximately $539,693.

On September 21, 2018, the Company entered into several promissory notes with various investors of the Company with an aggregate face value of $440,000 in exchange for $440,000 cash payment (“the 2018 Notes”), the discount of the Notes will be amortized over the life of the Note and have an interest rate of 10%. The 2018 Notes have a twelve-month term with no payment required for the initial six months; after six months, the Company will repay the investors interest and principal in six equal installments. The principal and interest of the note is convertible into the Company’s common stock at a purchase price of $0.70 per common share after the six months. If the Company defaults on the 2018 Notes, the interest is increased to 12% and at the investors’ option, the principal and interest can be converted into the Company common stock at a 20% discount to the then current market price. In addition, the Company issued five-year warrants to purchase up to 200,000 of the Company’s common shares at a price of $0.75 per share. The cash for the 2018 Notes was received prior to September 30, 2018. In March 2020, $220,000 of the 2018 Notes have been fully extinguished and the remaining $220,000 is in default and payable upon demand. As of December 31, 2020, the total unpaid principal and interest is approximately $269,847.

During the year ended June 30, 2019, the Company entered into several promissory notes with various investors of the Company with an aggregate face value of $960,000 in exchange for a total of $900,000 cash payments (“the 2019 Notes”). The 2019 Notes have a beneficial conversion feature valued at $839,378, which is recorded as a discount. The total discount on the Notes will be amortized over the life of the 2019 Notes and recorded as interest expense. The notes have an interest rate of 7% and have an eighteen-month term with no payment required for the initial six months; after six months, the Company will repay the investors interest and principal in twelve equal installments. The principal and interest of the note is convertible into the Company’s common stock at a purchase price of $0.75 per common share at any time after the Original Issue Date. If the Company defaults on the Notes, the interest is increased to 15% and at the investors’ option, the principal and interest can be converted into the Company common stock at a 20% discount to the then current market price. As of March 31, 2020, $533,000 of the 2019 Notes have been fully extinguished as $402,000 of debt repayment and the issuance of common stock valued at $131,000. The remaining principal of $390,125 is in default and payable upon demand. As of December 31, 2020, the total unpaid principal and interest is approximately $417,415.

In March 2020, the Company entered into a promissory note with a related party (see Note 8) with a face value of $600,000 in exchange for a total of $565,000 cash payments. The total discount of the Note will be amortized over the life of the Note and recorded as interest expense which matured on December 1, 2020. The note is in default and due upon demand and the interest rate was increased to 12%. As of December 31, 2020, the total unpaid principal and interest is approximately $636,164.

In March 2020, the Company entered into a promissory note with a related party (see Note 8) with a face value of $50,000. The note matured on January 1, 2021 and no principal or interest payments were made on that date therefore the note is in default and the interest rate increased to 12%. As of December 31, 2020, the total unpaid principal and interest is approximately $53,167.

13

On April 30, 2020 the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the United States Small Business Administration (the “SBA”) under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. The principal amount of the EIDL Loan is $500,000, with proceeds to be used for working capital purposes. Interest on the EIDL Loan accrues at the rate of 3.75% per annum and installment payments, including principal and interest, are due monthly beginning twelve months from the date of the EIDL Loan in the amount of $2,437 The balance of principal and interest is payable thirty years from the date of the promissory note.

On May 29, 2020, the Company was granted a loan from American Express National Bank in the aggregate amount of $602,478, pursuant to the Paycheck Protection Program (“PPP) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The Loan which was in the form of a Note dated May 29, 2020, matures on May 29, 2022 and bears interest at a rate of 1.00% per annum, payable monthly commencing on December 29, 2020. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, rent, utilities and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, it cannot be assured that the Company will be ineligible for forgiveness of the loan, in whole or in part. On January 5, 2021 the Company was notified by American Express National Bank that the United States Small Business Administration has approved our Loan Forgiveness Application and the loan has been paid in full and the loan has been closed.

The Company recognized $198,802 of interest expense for the six months ended December 31, 2020 and $570,787 of interest expense for the six months ended December 31, 2019. As of December 31, 2020 and June 30, 2020, accrued interest on the above notes was $319,523 and $117,816, respectively.

Notes payable and long-term debt outstanding as of December 31, 2020 and June 30, 2020 are summarized below:

	Maturity Date	December 31, 2020	June 30, 2020
12% $150,000 Convertible Note Payable, net of unamortized discount of $0 and $0, respectively	Due on Demand	$150,000	$150,000
12% $440,000 Convertible Note Payable, net of unamortized discount of $0 and $0, respectively	Due on Demand	440,000	440,000
12% $220,000 Convertible Note Payable, net of unamortized discount of $0 and $0, respectively	Due on Demand	220,000	220,000
7% $426,667 Convertible Note Payable, net of unamortized discount of $0 and $35,866. respectively	Due on Demand	201,375	182,326
7% $213,333 Convertible Note Payable, net of unamortized discount of $0 and $28,492, respectively	Due on Demand	188,750	164,072
12% Note Payable, net of unamortized discount of $0 and $21,911, respectively – See Footnote 9	Due on Demand	600,000	578,089
12% Note Payable – See Footnote 9	January 1, 2021	50,000	50,000
5% Note Payable	Due on Demand (1)	350,000	350,000
1% PPP Note Payable; Loan forgiveness granted on January 5, 2021	May 29, 2022	602,478	602,478
3.75% SBA EIDL Note Payable	April 30, 2050	500,000	500,000
Total notes payable		3,302,603	3,236,965
Less current portion of notes payable		2,200,125	2,134,487
Notes payable, Non-current portion		$1,102,478	$1,102,478

(1) The Company entered two promissory notes with an investor of the Company in the amount of $350,000. The investor had agreed to convert the loan into 437,500 shares of common stock in 2018. The Company has not issued these shares to the investor and booked the notes as a short-term loan. This loan is considered payable upon demand.

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Note 6 — Commitments and Contingencies

The Company records tax contingencies when the exposure item becomes probable and reasonably estimable. As of December 31, 2020, the Company had a tax contingency related to stock options granted below the fair market value on date of grant. The Company is in the process of determining the possible exposure and necessary expense accrual for the related tax, penalties and interest. Management has not been able to determine the amount as of the date of this report, however, does not expect the amount to be material to the financial statements.

To the best of the Company’s knowledge and belief, no legal proceedings of merit are currently pending or threatened against the Company.

Note 7 —Risks and Uncertainties

The Company does not have a concentration of revenues from any individual customer (less than 10%).

The Company operates in a rapidly evolving and highly regulated industry and will only conduct business in legal cannabis markets.

The Company was affected in March by the COVID-19 outbreak and worldwide pandemic. The Company saw some postponements in orders in the first few weeks March 2020 but by the end of March 2020 orders stabilized to a normal level.

Note 8 — Stock Based Compensation

The equity incentive plan of the Company was established in February of 2017 and was amended and restated on April 14, 2020. The Board of Directors of the Company may from time to time, in its discretion grant to directors, officers, consultants and employees of the Company, non-transferable options to purchase common shares, provided that the number of options issued do not exceed 20,000,000. The options are exercisable for a period of up to 10 years from the date of the grant. The number of shares authorized to be issued under the equity incentive plan was increased from 10,000,000 to 20,000,000 through a consent of stockholders to amend and restate the equity incentive plan.

15

The following table reflects the continuity of stock options for the six months ended December 31, 2020:

A summary of stock option activity is as follows:

December 31, 2020

Number of options outstanding:
Beginning of year	12,558,375
Granted	300,000
Exercised, converted	-
Forfeited / exchanged / modification	(5,952,000)

End of period	6,906,375

Number of options exercisable at end of period	1,998,444
Number of options available for grant at end of period	4,957,288

Weighted average option prices per share:
Granted during the period	$0.08
Exercised during the period	$0.00
Terminated during the period	$0.08
Outstanding at end of period	$0.08
Exercisable at end of period	$0.08

The average fair value of stock options granted was estimated to be $0.07 per share for the period ended December 31, 2020. This estimate was made using the Black-Scholes option pricing model and the following weighted average assumptions:

2020

Expected option life (years)	2 - 4
Expected stock price volatility	227to234%
Expected dividend yield	—
Risk-free interest rate	0.44to0.54%

Stock-based compensation expense attributable to stock options was approximately $87,560 for the six months ended December 31, 2020. As of December 31, 2020, there was approximately $369,011 of unrecognized compensation expense related to 6,906,375 unvested stock options outstanding, and the weighted average vesting period for those options was 3 years.

Warrants

At December 31, 2020, the Company had outstanding warrants to purchase the Company’s common stock which were issued in connection with multiple financing arrangements. Information relating to these warrants is summarized as follows:

Warrants	Remaining Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
Warrants-Financing	86,957	2.80	$1.15
Warrants-Issued with Convertible Notes	600,000	2.73	$0.75
Warrants - Financing	360,577	3.52	$0.78
Warrants A – Financing	7,018,090	3.52	$0.16
Warrants B – Financing (expired July 2020)	-	-	$-
Total	8,065,624

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Note 9 — Related Party Transactions

In March 2020, the Company entered into a promissory note with the Chief Executive Officer for $600,000 in exchange for a total of a $565,000 cash payment. The note is in default and due upon demand and the interest rate was increased to 12%.

In March 2020, the Company entered into a promissory note with the Chief Technology Officer for $50,000. The note matured on January 1, 2021 and no principal or interest payments were made on that date therefore the note is in default and the interest rate increased to 12%.

Note 10 — Leases

The following is a summary of future minimum lease payments and related liabilities for all non-cancelable operating leases maturing as of December 31:

Operating Leases
2021	$37,335
2022	70,843
Thereafter	-
Total minimum lease payments including interest	108,178
Less: Amounts representing interest	(14,080)
Present value of minimum lease payments	94,098
Less: Current portion of lease liabilities	(94,098)
Non-current portion of lease liabilities	$-

Cash payments on lease liabilities	$108,286
Weighted average remaining lease term	1 year
Weighted average discount rate	10%

Note 11 — Subsequent Events

The Company has evaluated subsequent events through February 12, 2021 and has not identified any items requiring additional disclosure except as follows:

On January 5, 2021 the Company was notified by American Express National Bank that the United States Small Business Administration has approved our Loan Forgiveness Application and the loan has been paid in full and the loan has been closed.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward Looking Statements

This quarterly report on Form 10-Q contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this report. Except as required by applicable law, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Our unaudited interim condensed consolidated financial statements for the six months ended December 31, 2020 are expressed in US dollars and are prepared in accordance with generally accepted accounting principles in the United States of America. They reflect all adjustments (all of which are normal and recurring in nature) that, in the opinion of management, are necessary for fair presentation of our interim financial information. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for any subsequent quarter or for our fiscal year ending June 30, 2021. Our unaudited consolidated financial statements and notes included therein have been prepared on a basis consistent with and should be read in conjunction with our audited financial statements and notes for the year ended June 30, 2020, as filed in our annual report on Form 10-K.

The following discussion should be read in conjunction with our interim financial statements and the related notes that appear elsewhere in this quarterly report.

Business Overview

Leafbuyer.com Platform

The Company has evolved and grown from a listing website (Leafbuyer.com) to a comprehensive marketing technology platform that focuses on new customer acquisition, retention and now online-order ahead services.  By combining years of experience in the consumer marketing space and the increased popularity of Leafbuyer’ s texting/loyalty program, Leafbuyer has developed a diverse product offering with a distinct competitive advantage.  Through proprietary technology, dispensary owners can leverage SMS and MMS messaging to connect customers directly to loyalty and rewards programs as well as the ability to confirm online orders for either pickup or delivery.  Leafbuyer has also developed technology designed to attract new dispensary customers to become part of loyalty and rewards programs.

The Company’s website, Leafbuyer.com, and its progressive web application hosts a robust search algorithm similar to popular travel or hotel sites, where consumers can search the database for appealing offers. They can also search through thousands of menu items and products, create a profile, sign up to receive deal alerts and place online orders for pick up or delivery.  The site’s sophisticated vendor dashboard pairs vendor data with consumer needs and presents a robust, 24/7 real-time dashboard where vendors can update menus, specials, available jobs, and more. The system helps to track the vendors’ return on investment. The company monetizes its platform through a combination of monthly subscription fees, sign up credits and certain transaction fees associated with consumer engagement.

The Company continues an aggressive push into all legal cannabis markets. Increasing the Company’s marketing and sales presence in new markets is a primary objective. Along with this expansion, the Company continues to develop new technologies that will serve cannabis dispensaries and product companies in attracting and retaining consumers.

Leafbuyer operates in a rapidly evolving and highly regulated industry that, as has been estimated by grandviewresearch.com, to exceed $73 billion in revenue by the year 2027. The founders and board of directors has been, and will continue to be, aggressive in pursuing long-term opportunities.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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Comparison of results of operations for the three months ended December 31, 2020 and 2019

	Three months Ended December 31,
	2020	2019	Change	%
Revenue	$602,787	$805,281	$(202,494)	(25)%
Cost of revenue	487,041	576,611	(89,570)	(16)%
Gross profit	115,746	228,670	(112,924)	(49)%

Total operating expenses	583,357	1,184,253	(600,896)	(51)%

Interest expense	73,260	314,257	(240,997)	(77)%

Net loss	$(540,871)	$(1,269,840)	$(728,969)	(57)%

Revenue, Cost of Revenue and Gross Profit

During the three months ended December 31, 2020, we generated $602,787 of revenues, compared to revenues of $805,281 during the same period ending in 2019. The decrease of $202,494 was primarily because in December 2019 the Company recognized revenue of $182,008 related to the SWCH Tradeshow. The SWCH Tradeshow revenue had minimal margin and MRR (monthly recurring revenue) contribution. Our market penetration is still below 25% in Colorado and less than 1% in other states. Management expects to have continued high quarter over quarter revenue growth as we expand our platform and our geographical service area.

Gross profit decreased by $112,924 for the three months ended December 31, 2020. In December 2019 the SWCH Tradeshow contributed $83,555 to the gross profit results.

The overall focus of the Company is to continue to grow revenue while expanding the geographic footprint of operations. We will continue to broaden the Leafbuyer technology platform to increase the opportunity for customer value creation and upsell of our product line. Anticipated growth will come from both organic sources and acquisitions. The Company is constantly looking for acquisitions to complement the current platform and expand geographic reach.

Operating Expenses

	Three months Ended December 31,
	2020	2019	Change	%
Selling expenses	$230,852	$627,578	$(396,726)	(63)%
General and administrative	149,527	267,899	(118,372)	(44)%
Wages, payroll taxes and other employee expenses	101,387	287,274	(185,887)	(65)%
Stock based compensation expense	101,591	1,502	100,089	6664%
	$583,357	$1,184,253	$(600,896)	(51)%

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The decrease in operating expenses during the three months ended December 31, 2020 compared to 2019 was driven by a reduction in selling and advertising expense as well as less wages and payroll expense. Management expects the general and administrative expenses to continue to decrease as management focuses on getting current operations to positive cash flow. While the Company booked a GAAP loss for the period, the Company realized positive operating cash flow in both months of November and December.

Comparison of results of operations for the six months ended December 31, 2020 and 2019

	Six months Ended December 31,
	2020	2019	Change	%
Revenue	$1,255,510	$1,295,516	$(40,006)	(3)%
Cost of revenue	943,946	1,025,353	(81,407)	(8)%
Gross profit	311,564	270,163	41,401	15%

Total operating expenses	1,504,238	3,072,853	(1,568,615)	(51)%

Interest expense	215,231	569,692	(354.461)	(62)%

Net loss	$(1,407,905)	$(3,372,382)	$(1,964,477)	(58)%

Revenue, Cost of Revenue and Gross Profit

During the six months ended December 31, 2020, we generated $1,255,510 of revenues, compared to revenues of $1,295,516 during the same period ending in 2019. In December 2019, the Company recognized revenue of $182,008 related to the SWCH Tradeshow, excluding this onetime event, revenue increased for this period by $142,002 or 13%. Our market penetration is still below 25% in Colorado and less than 1% in other states. Management expects to have continued high quarter over quarter revenue growth as we expand our platform and our geographical service area.

Gross profit increased to $311,564 for the six months ended December 31, 2020 which was an increase of $41,401 or 15% over the same period in 2019. Gross profit as a percentage of revenue increased from 21% to 25% for the six months ended December 31, 2020 over December 31, 2019.

Operating Expenses

	Six months Ended December 31,
	2020	2019	Change	%
Selling expenses	$495,696	$1,239,512	$(743,816)	(60)%
General and administrative	379,703	575,869	(196,166)	(34)%
Wages, payroll taxes and other employee expenses	444,317	650,261	(205,944)	(32)%
Stock based compensation expense	184,522	607,211	(422,689)	(70)%
	$1,504,238	$3,072,853	$(1,568,615)	(51)%

The decrease in operating expenses during the six months ended December 31, 2020 compared to 2019 was driven by a reduction in selling and advertising expense and less stock compensation expense. Management expects the general and administrative expenses to continue to decrease as management focuses on getting current operations to positive cash flow.

20

Liquidity and Capital Resources

The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months from the date of the issuance of these unaudited condensed consolidated financial statements with existing cash on hand and/or the private placement of common stock or obtaining debt financing. There is, however, no assurance that the Company will be able to raise any additional capital through any type of offering on terms acceptable to the Company, as existing cash on hand will be insufficient to finance operations over the next twelve months.

Cash Flows

Our cash flows from operating, investing and financing activities were as follows:

	Six months Ended December 31,
	2020	2019
Net cash used in operating activities	$(640,739)	$(2,141,208)
Net cash used in investing activities	$-	$(405,992)
Net cash provided by financing activities	$-	$3,230,470

As of December 31, 2020, we had $669,173 in cash and cash equivalents and a working capital deficit of $2,633,168. We are dependent on funds raised through equity financing. Our cumulative net loss of $17,409,029 was funded by equity financing and we reported a net loss of $1,407,905 for the six months ended December 31, 2020. During the six months ending December 31, 2020, we did not raise or expended any monies through financing activities, and we did not expend any monies through investing activities.

Inflation

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material effect on our results of operations during the six-month period ended December 31, 2020.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2020 and June 30, 2020.

Critical Accounting Estimates

Our condensed consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. We continually evaluate the accounting policies and estimates used to prepare the condensed consolidated financial statements. The estimates are based on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed in our June 30, 2020 form 10-K in the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

21

Critical Accounting Policies

Our unaudited condensed consolidated interim financial statements are affected by the accounting policies used and the estimates and assumptions made by management during their preparation. For a detailed discussion about the Company’s significant accounting policies, refer to Note 2 — “Summary of Significant Accounting Policies,” in the Company’s consolidated financial statements included in the Company’s June 30, 2020 Form 10-K. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows, and which require the application of significant judgment by our management. Management has carefully considered the recently issued accounting pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term.

Use of Estimates

Management uses estimates and assumptions in preparing these condensed consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

For revenue recognition arrangements that we determine are within the scope of Topic ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to arrangements that meet the definition of a contract under Topic 606, including when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, we evaluate the goods or services promised within each contract related performance obligation and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company considered all of the economic factors that may affect its revenues. Because all of its revenues are from cannabis customers, there are no differences in the nature, timing an uncertainty of the Company’s revenue and cash flows from any of its product lines.

We recognize revenue upon completion of our performance obligations or expiration of the contractual time to use services such as bulk texting. The Company receives payments from its customers based on billing schedules established in each contract. Up-front payments and fees are recorded as deferred revenue upon receipt or when due until the Company performs its obligation under these arrangements. There is no significant judgment performed by management and revenue recognized from deferred revenue during the six months ended December 31, 2020 is $27,291.

22

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by 17 C.F.R. 229 (10)(f)(i) and are not required to provide information under this item.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including to our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms as of the end of the period covered by this report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the six months ended December 31, 2020, which have materially affected or would likely materially affect our internal control over financial reporting. The Company continues to invest resources in order to upgrade internal controls.

23

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

We are not aware of any legal proceedings to which we are a party or of which our property is the subject. None of our directors, officers, affiliates, any owner of record or beneficially of more than 5% of our voting securities, or any associate of any such director, officer, affiliate or security holder are (i) a party adverse to us in any legal proceedings, or (ii) have a material interest adverse to us in any legal proceedings. We are not aware of any other legal proceedings that have been threatened against us.

Item 2. Unregistered Sales of Equity Securities

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None

24

Item 6. Exhibits

Exhibit Number	Exhibit Description

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 8**

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase*

* Filed herewith.

** Furnished herewith.

25

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEAFBUYER TECHNOLOGIES, INC.

Date: Aug [*] 2021	By:	/s/ Kurt Rossner
Kurt Rossner
Chief Executive Officer, Director (principal executive officer)

	By:	/s/ Mark Breen
Mark Breen
Chief Financial Officer and Director

26

EXHIBIT 31.1

Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities

Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Kurt Rossner, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Leafbuyer Technologies, Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the interim financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Interim Financial Statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: Aug [*] 2021

By:	/s/ Kurt Rossner
Kurt Rossner
Chief Executive Officer and Chairman (Principal Executive Officer)

EXHIBIT 31.2

Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities

Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Mark Breen, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Leafbuyer Technologies, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the interim financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Interim Financial Statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: Aug [*] 2021

By:	/s/ Mark Breen
Mark Breen
Chief Financial Officer and Director (Principal Financial and Accounting Officer)

EXHIBIT 32.1

Certification of the Chief Executive Officer pursuant to

18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Leafbuyer Technologies, Inc. (the “Company”) on Form 10-Q for the period ended December 31, 2020, as filed with the Securities and Exchange Commission (the “Report”), I, Kurt Rossner, certify pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: Aug [*] 2021

By:	/s/ Kurt Rossner
Kurt Rossner
Chief Executive Officer and Chairman (Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being “filed” as part of the Form 10-Q or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.1 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification of the Chief Financial Officer pursuant to

18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Leafbuyer Technologies, Inc. (the “Company”) on Form 10-Q for the period ended December 31, 2020, as filed with the Securities and Exchange Commission (the “Report”), I, Mark Breen, certify pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: Aug [*] 2021

By:	/s/ Mark Breen
Mark Breen
Chief Financial Officer and Director
(Principal Financial and Accounting Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being “filed” as part of the Form 10-Q or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.2 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q /A

Amendment No. 1

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2020

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 333-206745

LEAFBUYER TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Nevada	38-3944821
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6888 S. Clinton Street, Suite 300, Greenwood Village, CO 80112

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code (720)-235-0099

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒     No ☐

Indicate by check mark whether the Company is a larger accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

The number of shares of outstanding of the Registrant’s Common Stock as of November 13, 2020 was 82,681,244

EXPLANATORY NOTE

Leafbuyer Technologies, Inc. is filing this Amendment No.1 (the “Amendment”) to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (the “Original 10-Q”), originally filed on November 16, 2020 to amend the Original 10-K.  This Amendment amends and restates the Original 10-K in its entirety. The changes in the Amendment relate the restatement of the Company’s previously issued interim condensed financial statements and related note disclosures as of the quarter ended September 30, 2020 and amendments to the disclosure under the heading “Evaluation of Disclosure Controls and Procedures” under Item 4 Controls and Procedures, which clarifies that our controls and procedures were not effective. The restatement of the consolidated financial statements relate to an error in the calculation of the effects of or 9.25 to 1 stock split which occurred in 2017 on the number of issued and outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and the shares of Common Stock underlying the Series A Convertible Preferred Stock.

2

PART I – FINANCIAL INFORMATION

Item 1. Interim Condensed Consolidated Financial Statements

The unaudited interim condensed consolidated financial statements of Leafbuyer Technologies, Inc. (“we”, “our”, “us”, the “Company”) follow. All currency references in this report are to US dollars unless otherwise noted.

PART I. Financial Information

Item 1. Financial Statements

LEAFBUYER TECHNOLOGIES INC.
UNAUDITED CONDENSED CONSOLDIATED BALANCE SHEETS

	September 30, 2020	June 30, 2020

ASSETS
Current assets:
Cash and cash equivalents	$882,227	$1,309,912
Accounts receivable (net of allowance for doubtful accounts of $7,452 and $14,037, respectively,)	25,198	14,037
Inventory	622	622
Prepaid expenses and other current assets	50,044	87,895
Total current assets	958,091	1,412,466
Noncurrent assets:
Fixed assets, net	3,217,258	3,398,370
Right of use assets	131,386	165,965
Total assets	$4,306,735	$4,976,801

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$160,292	$487,890
Accrued liabilities	836,057	413,314
Deferred revenue	84,784	117,904
Lease obligation, current	103,049	103,049
Debt, current	2,191,210	2,134,487
Total current liabilities	3,375,392	3,256,644

Debt, net of current portion	1,102,478	1,102,478
Lease obligation, net of current portion	29,168	65,149
Total liabilities	4,507,038	4,424,271

Commitments and contingencies (Note 6)	-	-

Stockholders’ Equity (Deficit):
Convertible Preferred Stock Series A, $0.001 par value; 324,325 designated; 324,325 and 324,325 shares issued and outstanding at September 30, 2020, and June 30, 2020, respectively	324	324

Preferred Stock, $0.001 par value; 10,000,000 shares authorized Convertible Preferred Stock Series B, $0.001 par value; 27,027 designated; 7,568 and 7,568 shares issued and outstanding at September 30, 2020 and June 30, 2020, respectively	8	8
Common stock, $0.001 par value; 150,000,000 shares authorized; 82,681,244 shares issued and outstanding at September 30, 2020 and 81,772,802 shares issued and outstanding at June 30, 2020	82,681	81,773
Additional paid in capital	16,584,842	16,471,549
Accumulated deficit	(16,868,158)	(16,001,124)
Total stockholders’ equity (deficit)	(200,303)	552,530
Total liabilities and stockholders’ equity (deficit)	$4,306,735	$4,976,801

See accompanying notes to condensed consolidated financial statements.

3

LEAFBUYER TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months Ended September 30,
	2020	2019

Sales revenue	$652,723	$490,235
Cost of sales	455,819	448,743
Gross profit	196,904	41,492

Operating expenses:
Selling expenses	264,844	611,935
General and administrative	230,176	307,970
Personnel expenses	344,016	362,985
Stock based compensation expense	82,931	605,709
Total operating expenses	921,967	1,888,599

Loss from operations	(725,063)	(1,847,107)

Interest expense	(141,971)	(255,435)

Net loss	$(867,034)	$(2,102,542)

Net loss per common share:
Basic and diluted	$(0.01)	$(0.03)

Weighted average common shares outstanding:
Basic and diluted	82,072,299	67,140,809

See accompanying notes to condensed consolidated financial statements

4

LEAFBUYER TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock A		Preferred Stock B		Common Stock
	# of Shares	Amount	# of Shares	Amount	# of Shares	Amount	APIC	Acc Deficit	Total
Balance, June 30, 2020	324,325	$324	7,568	$8	81,772,802	$81,773	$16,471,549	$(16,001,124)	$552,530

Stock based compensation			-	-	-	-	54,123	-	54,123

Issuance of common stock for vendor payments			-	-	433,077	433	30,837	-	31,270

Issuance of common stock as employee compensation			-	-	475,365	475	28,333	-	28,808

Net loss			-	-	-	-	-	(867,034)	(867,034)

Balance, September 30, 2020	324,325	$324	7,568	$8	82,681,244	$82,681	$16,584,842	$(16,868,158)	$(200,303)

	Preferred Stock A		Preferred Stock B		Common Stock
	# of Shares	Amount	# of Shares	Amount	# of Shares	Amount	APIC	Acc Deficit	Total
Balance, June 30, 2019	324,325	$324	7,568	$8	47,914,967	$47,915	$11,709,953	$(10,491,876)	$636,324

Stock based compensation			-	-	-	-	605,709	-	605,709

Issuance of common stock for cash			-	-	30,299,998	30,300	4,007,588	-	4,037,888

Issuance of common stock in settlement of acquisition			-	-	366,667	367	262,133	-	262,500

Net loss			-	-	-	-	-	(2,102,542)	(2,102,542)

Balance, September 30, 2019	324,325	$324	7,568	$8	78,581,632	$78,582	$15,956,885	$(12,594,418)	$3,439,879

See accompanying notes to condensed consolidated financial statements.

5

LEAFBUYER TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)

	Three months Ended September 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(867,034)	$(2,102,542)
Adjustments to reconcile net income to net cash used in operating activities:
Stock based compensation	114,201	605,709
Provision of bad debt expenses	-	7,452
Amortization of note payable discount	56,723	206,459
Depreciation and amortization	181,112	162,918
Changes in assets and liabilities:
Accounts receivable	(11,161)	11,822
Inventory	-	608
Prepaid expenses and other	37,851	24,857
Other Assets	(1,402)	-
Accounts payable	(327,598)	252,377
Accrued liabilities	389,623	-
Net cash used in operating activities	(427,685)	(830,340)

Cash flows from investing activities:
Capitalized software	-	(193,275)
Net cash used in investing activities	-	(193,275)

Cash flows from financing activities:
Proceeds from issuance of stock	-	4,037,888
Repayment of debt	-	(645,305)
Net cash provided by financing activities	-	3,392,583

Net change in cash and cash equivalents	(427,685)	2,368,968
Cash and cash equivalents, beginning of period	1,309,912	181,647
Cash and cash equivalents, end of period	$882,227	$2,550,615

Cash paid for interest	$-	$8,619
Cash paid for taxes	$-	$-
Supplemental information for non-cash investing and financing activities:
Issuance of common stock for vendor payments	$31,270	$-
Issuance of common stock for accrued expenses	$-	$262,500

See accompanying notes to condensed consolidated financial statements.

6

LEAFBUYER TECHNOLOGIES INC.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 — Description of Business

Formation of the Company

On March 23, 2017, AP Event Inc. (“AP” or the “Registrant”) consummated an Agreement and Plan of Merger (the “Merger Agreement”) with LB Media Group, LLC, a Colorado limited liability Company (“LB Media”), August Petrov (the principal stockholder of AP), and LB Acquisition Corp., a Colorado corporation and a wholly-owned subsidiary of AP (“Acquisition”) whereby Acquisition was merged with and into LB Media (the “Merger”).

As a result of the Merger, LB Media became a wholly-owned subsidiary of the Registrant, and immediately following the consummation of the Merger and giving effect to the securities sold in the Offering, the members of LB Media beneficially owned approximately fifty-five percent (55%) of the issued and outstanding Common Stock of the Registrant. The Merger Agreement contains customary representations, warranties, and covenants of the Registrant and LB Media for like transactions.

As a result of the reorganization and name change discussed later, Leafbuyer Technologies, Inc. (“Leafbuyer”) became the publicly quoted parent holding company with LB Media becoming a wholly owned subsidiary of Leafbuyer. Upon consummation of the Agreement, Leafbuyer common stock was deemed to be registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-3(a) promulgated thereunder. For purposes of Rule 12g-3(a), Leafbuyer is the successor issuer to AP.

AP was established under the corporation laws in the State of Nevada on October 16, 2014. On March 24, 2017, the Registrant changed its name to Leafbuyer Technologies, Inc.

All references herein to “us,” “we,” “our,” “Leafbuyer,” or the “Company” refer to Leafbuyer Technologies, Inc. and its subsidiary, LB Media.

Description of Business

LB Media was founded in 2012 by a group of technology and industry veterans and provides smart technology to the cannabis industry. Each month through the website and its partner sites, the Leafbuyer network reaches millions of cannabis consumers nationwide. This provides a valuable resource for dispensaries to reach new consumers while helping them grow their customer base. Leafbuyer Technologies Inc. also provides retention technology, including a robust Texting and Loyalty platform that is integrated into the Leafbuyer network. With the latest release of a customized branded application, dispensaries now have the ability to interact with their customer base 24/7. This application allows the customer to see the latest deals, check loyalty points, see purchase history and place orders, all through the convenience of their smart phone.

Basis of Presentation

The accompanying condensed consolidated balance sheet as of June 30, 2020, has been derived from audited financial statements. The accompanying unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements being audited and in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. All intercompany transactions have been eliminated in consolidation. Operating results and cash flows for interim periods are not necessarily indicative of results that can be expected for the entire year. The Company uses the same accounting policies in preparing quarterly and annual financial statements. Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The information included in this report should be read in conjunction with our audited financial statements and notes thereto.

7

Going Concern

As of September 30, 2020, we had $882,227 in cash and cash equivalents and a working capital deficit of $2,417,301. We are dependent on funds raised through equity financing. Our cumulative net loss of $16,868,158 was funded by debt and equity financing and we reported a net loss of $867,034 for the three months ended September 30, 2020. Accordingly, there is substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are issued.

Our ability to continue as a going concern is dependent upon our generating profitable operations in the future and / or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management believes that actions presently being taken to further implement our business plan of expansion of products, geographical locations we sell our services and deeper market penetration will generate additional revenues and eventually positive cash flow and provide opportunity for the Company to continue as a going concern. While we believe in the viability of our strategy to generate additional revenues and our ability to raise additional funds, there can be no assurances to that effect.

Error Correction

The Company’s annual financial statements ending June 30, 2020 contained two errors related to the Preferred Stock issued in connection with the March 23, 2017 Merger Agreement.

In accordance with the Merger Agreement, the Company issued 324,327 new, pre-split shares of Series A Convertible Preferred Stock and accepted subscriptions in a private placement offering of 27,027 new pre-split shares of the Company’s Series B Convertible Preferred Stock, of which each share of Series B Convertible Preferred Stock is convertible into 16 Common Shares at any time, in the amount of $250,000.  All shares issued in accordance with the Merger Agreement are considered to be outstanding beginning January 1, 2015 as these shares relate to the change in capital structure.

On March 24, 2017, the Company effected a forward split such that 9.25 shares of Common Stock were issued for every 1 share of Common Stock issued and outstanding immediately prior to the forward split. The Company incorrectly stated that immediately following the forward split, 3,000,000 shares of post-split Series A Convertible Preferred Stock, and 250,000 shares of post-split Series B Convertible Preferred Stock outstanding.  The par value of all classes of shares remained at $0.001 per share after the forward split.  All references to shares from that point forward were referred to as post-split shares.

This presentation was incorrect because in connection with stock splits by the Company, the certificate of designation for each of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock provide for an adjustment to the common stock underlying such shares and not the shares of preferred stock. Therefore, the Consolidated Balance Sheet, Consolidated Statement of Equity and Footnote 4 & 5 have been changed to reflect 324,325 shares of Series A issued and outstanding and 7,568 shares of Series B Convertible Preferred Stock issued and outstanding after the conversion of 19,459 shares in January and June of 2018.

The Series A Preferred Shares are convertible into the greater of one share of Common Stock or a number of shares of Common Stock so that the holders of Series A Convertible Preferred Stock would hold 55% of the number of outstanding shares of Common Stock. The Series A Convertible Preferred Stock vote on an “as-converted” basis. The Company has determined that as of September 30, 2020 the Series A Preferred stock would be convertible into 169,273,187 shares of common stock which would result in 307,7 69,431 shares of fully diluted common shares. The Company is authorized to issue 150,000,000 shares. This exceeds the authorized and outstanding shares by 157,769,431 shares and therefore in accordance with ASR 268 the Company needs to present the Series A Convertible Preferred Stock separate from Stockholders Equity on the Balance Sheet and in the footnote disclosure. In addition, the Company is required to evaluate the fair market value of these shares as of the Balance Sheet date. The Company has determined that the par value represent the fair value of the Series A stock because of the accumulated deficit of $ 16,868,158 and there is not enough liquidity in the Company’s public market trading of common stock.  Therefore, the Consolidated Balance Sheet, Consolidated Statement of Equity and Footnote 4  have been changed to reflect the Number of shares of Series A and Series B preferred stock and the par value of those shares. The Company has elected to not to present the Series A Convertible Preferred Stock separate as a mezzanine equity in accordance with ASR 268 because in Aug 2021 the Series A 55% feature no longer existed and this classification would be temporary and moved backed to permanent equity.

	Number of Shares	Value
Number of shares of Series A Convertible Preferred Stock as reported	3,000,000	$3,000
Effect on number of shares of Series A Convertible Preferred Stock	(2,675,675)	$(2,676)
Number of shares of Series A Convertible Preferred Stock as revised	324,325	$324

Number of shares of Series B Convertible Preferred Stock as reported	1,120,000	$1,120
Effect on number of shares of Series B Convertible Preferred Stock	(1,112,432)	$(1,112)
Number of shares of Series B Convertible Preferred Stock as revised	7,568	$8

Additional Paid in Capital as reported		$17,236,721
Effect on Additional Paid in Capital		$3,788
Additional Paid in Capital as revised		$17,240,509

8

Note 2 — Summary of Significant Accounting Policies

Significant Accounting Policies

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, LB Media. All significant inter-company transactions and balances have been eliminated in consolidation.

For a detailed discussion about the Company’s significant accounting policies, refer to Note 2 — “Summary of Significant Accounting Policies,” in the Company’s consolidated financial statements included in the Company’s June 30, 2020 Form 10-K. During the three months ended September 30, 2020, there were no significant changes made to the Company’s significant accounting policies

Use of Estimates

Management uses estimates and assumptions in preparing these condensed consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Examples of estimates include loss contingencies; useful lives of our tangible and intangible assets; allowances for doubtful accounts; and stock-based compensation forfeiture rates. Examples of assumptions include: the elements comprising a software arrangement, including the distinction between upgrades or enhancements and new products; when technological feasibility is achieved for our products; the potential outcome of future tax consequences of events that have been recognized in our financial statements or tax returns. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale (AFS) debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The pronouncement will be effective for public business entities that are SEC filers in fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The effect of the adoption of this pronouncement to the Company was immaterial.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s own Equity (Subtopic 815-40). ASU 2020-06 requires entities to provide expanded disclosures about the terms and features of convertible instruments and reduces the number of accounting models for convertible instruments and allows more contracts to qualify for equity classification. The pronouncement will be effective for public business entities that are SEC filers in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning December 15, 2020.

No other recent accounting pronouncements were issued by FASB and the SEC that are believed by management to have a material impact on the Company’s present or future condensed consolidated financial statements.

9

Note 3 — Property and Equipment

Property and equipment consist of the following:

	September 30, 2020	June 30, 2020

Software platform	$4,482,225	$4,482,225
Furniture and fixtures	1,500	1,500
Less accumulated amortization	(1,266,467)	(1,085,355)
Property and equipment, net	$3,217,258	$3,398,370

On November 6, 2018, the Company acquired a customer facing software (“Loyalty Software”) through a Stock Purchase Agreement, where the Company acquired all the issued and outstanding capital stock of Greenlight Technologies, Inc. (“GTI”) from its shareholders. At the time of the transaction, there were no employees working for GTI, no systems and no assets, other than the Loyalty Software. GTI’s legal entity will be dissolved in the transition and the Loyalty Software will be assumed by the Company. Management determined that the purchase of GTI did not constitute a business purchase and recorded the transaction as a purchase of software. The consideration for the Loyalty Software was 2,916,667 shares of common stock, par value $0.001 per share and cash of approximately $450,000. Total value of the Loyalty Software was estimated at approximately $3,010,000. The additional consideration for future developments will be evaluated and considered enhancements which will either be capitalized to the software or expensed as research and development costs. During the year ended June 30, 2020 additional Incentive Shares of 366,667 for a value of $262,500 was issued to shareholders of GTI as final settlement of the 2018 agreement. During the period ended September 30, 2020 there was no software capitalized and for the same period ended 2019, the Company capitalized approximately $193,000 of software enhancements.

GTI provides cannabis consumers real-time mobile ordering and loyalty rewards through an internally developed application that integrates with the local dispensary’s point of sale system. The Company plans to fully integrate this technology into the current platform and create an “Ultimate Bundle” of services for the cannabis industry. The current revenues of GTI are minimal, and the Company expects higher sales in the California market as the system is fully integrated.

Amortization expense, recorded as cost of revenue, related to internal use software totaled $181,111 during the three months ended September 30, 2020 and for the same period ended 2019 amortization expenses was $162,792. Amortization expense for the next five years is as follows:

2021	$724,445
2022	724,445
2023	724,445
2024	622,359
Thereafter	421,564
Total Unamortized Expense	$3,217,258

Note 4 — Capital Stock and Equity Transactions

The Company has 150,000,000 shares of common stock authorized with a par value of $0.001 per share as of September 30, 2020. In addition, the Company has 10,000,000 preferred stock authorized with a par value of $0.001 per share as of September 30, 2020.

The 7,568 shares of Series B Convertible Preferred Stock  are convertible into 1,120,064 shares of Common Stock.

The 324,325 shares of Series A Convertible Preferred Stock are convertible into a number of shares of Common Stock so that the Series A Convertible Stock holders would hold 55% of the number of outstanding shares of Common Stock on a fully diluted basis after such conversion is effected. The Series A Convertible Preferred Stock vote on an “as-converted” basis.

As of September 30, 2020, the Company no longer controlled the settlement of the conversion feature by issuing shares of common stock because the Company did not have enough authorized and unissued shares of common stock. The Company has determined that as of September 30, 2020 the Series A Convertible Preferred Stock would be convertible into 179,324,312 shares of common stock which would result in 326,044,204 shares of fully diluted common shares. The Company is authorized to issue 150,000,000 shares. This exceeds the authorized and outstanding shares by 176,044,204 shares and therefore in accordance with ASR 268 the Company needs to present the Series A Convertible Preferred Stock separate as a mezzanine equity.

10

Issuance of Common Stock

During the three month period ended September 30, 2020 the Company issued 475,365 shares of Common Stock to employees. These shares were valued at fair market value of $28,808 and expensed in the accompanying Condensed Consolidated Statement of Operations.

During the three months ended September 30, 2020, the Company issued 433,077 shares of Common Stock to vendors for services rendered. These shares were valued at fair market value of $31,270 and expensed in the accompanying Condensed Consolidated Statement of Operations.

During the three months ended September 30, 2019 the Company issued 366,667 shares of Common Stock valued at $262,500 to shareholders of GTI as final settlement of the 2018 agreement. See Footnote 3.

During the three months ended September 30, 2019, the Company issued 30,299,998 shares of common stock pursuant to the Purchase Agreement and received approximately $4,038,000.

Note 5 — Debt

During February 2018, the Company issued a promissory note in favor of an investor of the Company in the amount of $150,000 in exchange for $132,000 cash. The note has an original issue discount of $18,000 that is being amortized to interest expense over the term of the note. In March 2019, the loan maturity date was extended to August 8, 2019, the discount is fully amortized and total unpaid principal and interest is approximately $197,540, accruing at 12% at September 30, 2020, and is payable upon demand.

On September 21, 2018, the Company entered into a promissory note with an investor of the Company with a face value of $440,000 in exchange for $400,000 cash payment (“the Convertible Note”), the discount of the Convertible Note will be amortized over the life of the Convertible Note and have an interest rate of 10%. The Convertible Note has a twelve-month term with no payment required for the initial six months; after six months, the Company will repay the investors interest and principal in six equal installments. The principal and interest of the note is convertible into the Company’s common stock at a purchase price of $0.70 per common share after the six months. If the Company defaults on the Convertible Note, the interest is increased to 12% and at the investors’ option, the principal and interest can be converted into the Company common stock at a 20% discount to the then current market. In addition, the Company issued five-year warrants to purchase up to 200,000 common shares of the Company at a price of $0.75 per share. The cash for this Convertible Note was received prior to September 30, 2018. As of September 30, 2020, the Convertible Note is payable upon demand and total unpaid principal and interest outstanding is approximately $528,603.

11

On September 21, 2018, the Company entered several promissory notes with various investors of the Company with a face value of $440,000 in exchange for $440,000 cash payment (“the Notes”), the discount of the Notes will be amortized over the life of the Note and have an interest rate of 10%. The Notes have a twelve-month term with no payment required for the initial six months; after six months, the Company will repay the investors interest and principal in six equal installments. The principal and interest of the note is convertible into the Company’s common stock at a purchase price of $0.70 per common share after the six months. If the Company defaults on the Notes, the interest is increased to 12% and at the investors’ option, the principal and interest can be converted into the Company common stock at a 20% discount to the then current market price. In addition, the Company issued five-year warrants to purchase up to 200,000 of the Company’s common shares at a price of $0.75 per share. The cash for these Notes was received prior to September 30, 2018. In March 2020, $220,000 of the Notes have been fully extinguished and the remaining $220,000 is in default and payable upon demand. As of September 30, 2020, the total unpaid principal and interest is approximately $264,301.

During the year ended June 30, 2019, the Company entered into several promissory notes with various investors of the Company with a face value of $960,000 in exchange for a total of $900,000 cash payments (“the Notes”). The Notes have a beneficial conversion feature valued at $839,378, which is recorded as a discount. The total discount on the Notes will be amortized over the life of the Notes and recorded as interest expense. The notes have an interest rate of 7% and have an eighteen-month term with no payment required for the initial six months; after six months, the Company will repay the investors interest and principal in twelve equal installments. The principal and interest of the note is convertible into the Company’s common stock at a purchase price of $0.75 per common share at any time after the Original Issue Date. If the Company defaults on the Notes, the interest is increased to 15% and at the investors’ option, the principal and interest can be converted into the Company common stock at a 20% discount to the then current market price. As of March 31, 2020, $533,000 of the Notes have been fully extinguished as $402,000 of debt repayment and the issuance of common stock valued at $131,000. The remaining principal of $390,125 is in default and payable upon demand. As of September 30, 2020, the total unpaid principal and interest is approximately $410,531.

In March 2020, the Company entered into a promissory note with a related party (see Note 8) with a face value of $600,000 in exchange for a total of $565,000 cash payments. The total discount of the Note will be amortized over the life of the Note and recorded as interest expense. The note has an interest rate of 8% and matures on December 1, 2020. As of September 30, 2020, the total unpaid principal and interest is approximately $615,102.

In March 2020, the Company entered into a promissory note with a related party (see Note 8) with a face value of $50,000. The note has an interest rate of 8% and matures on January 1, 2021. As of September 30, 2020, the total unpaid principal and interest is approximately $52,159.

On April 30, 2020 the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the United States Small Business Administration (the “SBA”) under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. The principal amount of the EIDL Loan is $500,000, with proceeds to be used for working capital purposes. Interest on the EIDL Loan accrues at the rate of 3.75% per annum and installment payments, including principal and interest, are due monthly beginning twelve months from the date of the EIDL Loan in the amount of $2,437 The balance of principal and interest is payable thirty years from the date of the promissory note.

On May 29, 2020, the Company was granted a loan from American Express National Bank in the aggregate amount of $602,478, pursuant to the Paycheck Protection Program (“PPP) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The Loan which was in the form of a Note dated May 29, 2020, matures on May 29, 2022 and bears interest at a rate of 1.00% per annum, payable monthly commencing on December 29, 2020. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, rent, utilities and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, it cannot be assured that the Company will be ineligible for forgiveness of the loan, in whole or in part.

The Company recognized $133,537 of interest expense for the three months ended September 30, 2020 and $181,643 of interest expense for the three months ended September 30, 2019. As of September 30, 2020 and June 30, 2020, accrued interest on the above notes was $263,222 and $186,360, respectively.

12

Notes payable and long-term debt outstanding as of September 30, 2020 and June 30, 2020 are summarized below:

	Maturity Date	September 30, 2020	June 30, 2020
12% $150,000 Convertible Note Payable, net of unamortized discount of $0 and $0, respectively	Due on Demand	$150,000	$150,000
12% $440,000 Convertible Note Payable, net of unamortized discount of $0 and $0, respectively	Due on Demand	440,000	440,000
12% $220,000 Convertible Note Payable, net of unamortized discount of $0 and $0, respectively	Due on Demand	220,000	220,000
7% $426,667 Convertible Note Payable, net of unamortized discount of $0 and $35,866. respectively	Due on Demand	201,375	182,326
7% $213,333 Convertible Note Payable, net of unamortized discount of $0 and $28,492, respectively	Due on Demand	188,749	164,072
8% Note Payable, net of unamortized discount of $8,964 and $21,911, respectively	December 1, 2020	591,036	578,089
8% Note Payable	January 1, 2021	50,000	50,000
5% Note Payable	Due on Demand (1)	350,000	350,000
1% PPP Note Payable	May 29 ,2022	602,478	602,478
3.75% SBA EIDL Note Payable	April 30, 2050	500,000	500,000
Total notes payable		3,293,640	3,236,965
Less current portion of notes payable		2,191,162	2,134,487
Notes payable, Non-current portion		$1,102,478	$1,102,478

(1) The Company entered two promissory notes with an investor of the Company in the amount of $350,000. The investor had agreed to convert the loan into 437,500 shares of common stock in 2018. The Company has not issued these shares to the investor and booked the notes as a short-term loan. This loan is considered payable upon demand.

Note 6 — Commitments and Contingencies

The Company records tax contingencies when the exposure item becomes probable and reasonably estimable. As of September 30, 2020, the Company had a tax contingency related to stock options granted below the fair market value on date of grant. The Company is in the process of determining the possible exposure and necessary expense accrual for the related tax, penalties and interest. Management has not been able to determine the amount as of the date of this report, however, does not expect the amount to be material to the financial statements.

To the best of the Company’s knowledge and belief, no legal proceedings of merit are currently pending or threatened against the Company.

Note 7 —Risks and Uncertainties

The Company does not have a concentration of revenues from any individual customer (less than 10%).

The Company operates in a rapidly evolving and highly regulated industry and will only conduct business in legal cannabis markets.

The Company was affected in March by the COVID-19 outbreak and worldwide pandemic. The Company saw some postponements in orders in the first few weeks March 2020 but by the end of March 2020 orders stabilized to a normal level.

Note 8 — Stock Based Compensation

The equity incentive plan of the Company was established in February of 2017 and was amended and restated on April 14, 2020. The Board of Directors of the Company may from time to time, in its discretion grant to directors, officers, consultants and employees of the Company, non-transferable options to purchase common shares, provided that the number of options issued do not exceed 20,000,000. The options are exercisable for a period of up to 10 years from the date of the grant. The number of shares authorized to be issued under the equity incentive plan was increased from 10,000,000 to 20,000,000 through a consent of stockholders to amend and restate the equity incentive plan.

13

The following table reflects the continuity of stock options for the three months ended September 30, 2020:

A summary of stock option activity is as follows:

September 30, 2020

Number of options outstanding:
Beginning of year	12,558,375
Granted	300,000
Exercised, converted	-
Forfeited / exchanged / modification	(2,036,000)

End of period	10,822,375

Number of options exercisable at end of period	3,609,788
Number of options available for grant at end of period	4,957,288

Weighted average option prices per share:
Granted during the period	$0.08
Exercised during the period	$0.00
Terminated during the period	$0.08
Outstanding at end of period	$0.08
Exercisable at end of period	$0.08

The average fair value of stock options granted was estimated to be $0.07 per share for the period ended September 30, 2020. This estimate was made using the Black-Scholes option pricing model and the following weighted average assumptions:

2020

Expected option life (years)	2 - 4
Expected stock price volatility	227to234%
Expected dividend yield	—
Risk-free interest rate	0.44to0.54%

Stock-based compensation expense attributable to stock options was approximately $54,123 for the three months ended September 30, 2020. As of September 30, 2020, there was approximately $620,849 of unrecognized compensation expense related to 10,822,375 unvested stock options outstanding, and the weighted average vesting period for those options was 3 years.

14

Warrants

At September 30, 2020, the Company had outstanding warrants to purchase the Company’s common stock which were issued in connection with multiple financing arrangements. Information relating to these warrants is summarized as follows:

Warrants	Remaining Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
Warrants-Financing	86,957	2.80	$1.15
Warrants-Issued with Convertible Notes	600,000	3.23	$0.75
Warrants - Financing	360,577	4.02	$0.78
Warrants A – Financing (expired July 2020)	-	-	$-
Warrants B – Financing	28,072,364	4.02	$0.16
Total	29,119,898

Note 9 — Related Party Transactions

In March 2020, the Company entered into a promissory note with the Chief Executive Officer for $600,000 in exchange for a total of $565,000 cash payments. The note has an interest rate of 8% and matures on December 1, 2020.

In March 2020, the Company entered into a promissory note with the Chief Technology Officer for $50,000. The note has an interest rate of 8% and matures on January 1, 2021.

Note 10 — Leases

The following is a summary of future minimum lease payments and related liabilities for all non-cancelable operating leases maturing as of September 30:

Operating Leases
2021	$89,438
2022	70,843
Thereafter	-
Total minimum lease payments including interest	160,281
Less: Amounts representing interest	(28,064)
Present value of minimum lease payments	132,217
Less: Current portion of lease liabilities	(103,049)
Non-current portion of lease liabilities	$29,168

Cash payments on lease liabilities	$146,692
Weighted average remaining lease term	1 year
Weighted average discount rate	10%

Note 11 — Subsequent Events

The Company has evaluated subsequent events through November 13, 2020 and has not identified any items requiring additional disclosure except as follows:

15

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward Looking Statements

This quarterly report on Form 10-Q contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this report. Except as required by applicable law, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Our unaudited interim condensed consolidated financial statements for the three months ended September 30, 2020 are expressed in US dollars and are prepared in accordance with generally accepted accounting principles in the United States of America. They reflect all adjustments (all of which are normal and recurring in nature) that, in the opinion of management, are necessary for fair presentation of our interim financial information. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for any subsequent quarter or for our fiscal year ending June 30, 2021. Our unaudited consolidated financial statements and notes included therein have been prepared on a basis consistent with and should be read in conjunction with our audited financial statements and notes for the year ended June 30, 2020, as filed in our annual report on Form 10-K.

The following discussion should be read in conjunction with our interim financial statements and the related notes that appear elsewhere in this quarterly report.

Business Overview

Leafbuyer.com Platform

The Company’s wholly owned subsidiary, LB Media Group, LLC has evolved and grown as a listing website to a comprehensive marketing technology platform that focuses on new customer acquisition, retention and now online-order ahead services. With the increased popularity of Leafbuyers texting/loyalty program, clients can communicate through SMS and MMS messaging to inform consumers of specials as well as confirm online ordering details. This creates more diverse product offering for our clients. Leafbuyers proprietary systems are integrated to form a seamless process for the user to find, research, compare and communicate on the thousands of products available. The Company’s website, Leafbuyer.com, and its progressive web application hosts a robust search algorithm similar to popular travel or hotel sites, where consumers can search the database for appealing offers. They can also search through thousands of menu items and products, create a profile, sign up to receive deal alerts and place online orders for pick up or delivery. With a worldwide pandemic from Covid-19, the need for an order ahead solution in the cannabis industry was put to the test in early March of 2020. Technology enhancements were made that now include delivery features for Medical and Recreational stores, increased POS integrations and real-time notifications.

The Leafbuyer Network reaches millions of consumers every month through its web-based platforms, loyalty platform and partner sites. The site’s sophisticated vendor dashboard pairs vendor data with consumer needs and presents a robust, 24/7 real-time dashboard where vendors can update menus, specials, available jobs, and more. The system helps to track the vendors’ return on investment.

The Company continues an aggressive push into all legal cannabis markets. Increasing the company’s marketing and sales presence in new markets is a primary objective. Along with this expansion, the Company continues to develop new technologies that will serve cannabis dispensaries and product companies in attracting and retaining consumers.

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Leafbuyer operates in a rapidly evolving and highly regulated industry that, as has been estimated by grandviewresearch.com, to exceed $73 billion in revenue by the year 2027. The founders and board of directors has been, and will continue to be, aggressive in pursuing long-term opportunities.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Comparison of results of operations for the three months ended September 30, 2020 and 2019

	Three months Ended September 30,
	2020	2019	Change	%
Revenue	$652,723	$490,235	$162,488	33%
Cost of revenue	455,819	448,743	7,076	2%
Gross profit	196,904	41,492	155,412	375%

Total operating expenses	921,967	1,888,599	(966,632)	(51)%

Interest expense	(141,971)	(255,435)	113,464	(44)%

Net loss	$(867,034)	$(2,102,542)	$1,235,508	(59)%

Revenue, Cost of Revenue and Gross Profit

During the three months ended September 30, 2020, we generated $652,723 of revenues, compared to revenues of $490,235 during the same period ending in 2019. The increase of $162,488 or 33% was primarily due to the continued expansion of our platform that enables us to sell more to a single customer, increasing our per customer revenue and the initial expansion of our services into additional states. Our market penetration is still below 25% in Colorado and less than 1% in other states. Management expects to have continued high quarter over quarter revenue growth as we expand our platform and our geographical service area.

Gross profit increased to $196,904 for the three months ended September 30, 2020 which was an increase of $155,412 or 375% over the same period in 2019. Gross profit as a percentage of revenue increased from 8% to 30% for the three months ended September 30, 2020 over September 30, 2019.

The overall focus of the Company is to continue to grow revenue while expanding the geographic footprint of operations. We will continue to broaden the Leafbuyer technology platform to increase the opportunity for customer value creation and upsell of our product line. Anticipated growth will come from both organic sources and acquisitions. The Company is constantly looking for acquisitions to complement the current platform and expand geographic reach.

Operating Expenses

	Three months Ended September 30,
	2020	2019	Change	%
Selling expenses	$264,844	$611,935	$(347,091)	(57)%
General and administrative	230,176	307,970	(77,794)	(25)%
Wages, payroll taxes and other employee expenses	344,016	362,985	(18,969)	(5)%
Stock based compensation expense	82,931	605,709	(522,778)	(86)%
	$921,967	$1,888,599	$(966,632)	(51)%

The decrease in operating expenses during the three months ended September 30, 2020 compared to 2019 was driven by a reduction in selling and advertising expense and less stock compensation expense. Management expects the general and administrative expenses to continue to decrease as management focuses on getting current operations to positive cash flow.

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Liquidity and Capital Resources

The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months from the date of the issuance of these unaudited condensed consolidated financial statements with existing cash on hand and/or the private placement of common stock or obtaining debt financing. There is, however, no assurance that the Company will be able to raise any additional capital through any type of offering on terms acceptable to the Company, as existing cash on hand will be insufficient to finance operations over the next twelve months.

Cash Flows

Our cash flows from operating, investing and financing activities were as follows:

	Three months Ended September,
	2020	2019
Net cash used in operating activities	$(427,685)	$(830,340)
Net cash used in investing activities	$-	$(193,275)
Net cash provided by financing activities	$-	$3,392,583

As of September 30, 2020, we had $882,227 in cash and cash equivalents and a working capital deficit of $2,417,301. We are dependent on funds raised through equity financing. Our cumulative net loss of $16,868,158 was funded by equity financing and we reported a net loss of $867,034 for the three months ended September 30, 2020. During the three months ending September 30, 2020, we did not raise or expended any monies through financing activities, and we did not expend any monies through investing activities (acquiring assets).

Inflation

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material effect on our results of operations during the three month period ending September 30, 2020.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of September 30, 2020 and June 30, 2020.

Critical Accounting Estimates

Our condensed consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. We continually evaluate the accounting policies and estimates used to prepare the condensed consolidated financial statements. The estimates are based on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed in our June 30, 2020 form 10-K in the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

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Critical Accounting Policies

Our unaudited condensed consolidated interim financial statements are affected by the accounting policies used and the estimates and assumptions made by management during their preparation. For a detailed discussion about the Company’s significant accounting policies, refer to Note 2 — “Summary of Significant Accounting Policies,” in the Company’s consolidated financial statements included in the Company’s June 30, 2020 Form 10-K. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows, and which require the application of significant judgment by our management. Management has carefully considered the recently issued accounting pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term.

Use of Estimates

Management uses estimates and assumptions in preparing these condensed consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

For revenue recognition arrangements that we determine are within the scope of Topic ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to arrangements that meet the definition of a contract under Topic 606, including when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, we evaluate the goods or services promised within each contract related performance obligation and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company considered all of the economic factors that may affect its revenues. Because all of its revenues are from cannabis customers, there are no differences in the nature, timing an uncertainty of the Company’s revenue and cash flows from any of its product lines.

We recognize revenue upon completion of our performance obligations or expiration of the contractual time to use services such as bulk texting. The Company receives payments from its customers based on billing schedules established in each contract. Up-front payments and fees are recorded as deferred revenue upon receipt or when due until the Company performs its obligation under these arrangements. There is no significant judgment performed by management and revenue recognized from deferred revenue during the three months ended September 30, 2020 is $33,120.

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Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by 17 C.F.R. 229 (10)(f)(i) and are not required to provide information under this item.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including to our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2020. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is recorded , processed, summarized and reported within the time periods specified in the SEC’s rules and forms as of the end of the period covered by this report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the nine months ended September 30, 2020, which have materially affected or would likely materially affect our internal control over financial reporting. The Company continues to invest resources in order to upgrade internal controls.

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PART II – OTHER INFORMATION

Item 1. Legal Proceedings

We are not aware of any legal proceedings to which we are a party or of which our property is the subject. None of our directors, officers, affiliates, any owner of record or beneficially of more than 5% of our voting securities, or any associate of any such director, officer, affiliate or security holder are (i) a party adverse to us in any legal proceedings, or (ii) have a material interest adverse to us in any legal proceedings. We are not aware of any other legal proceedings that have been threatened against us.

Item 2. Unregistered Sales of Equity Securities

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None

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Item 6. Exhibits

Exhibit Number	Exhibit Description

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase*

101.DEF	XBRL Taxonomy Extension Definition Linkbase*

101.LAB	XBRL Taxonomy Extension Label Linkbase*

101.PRE	XBRL Taxonomy Presentation Linkbase*

* Filed herewith.

** Furnished herewith.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEAFBUYER TECHNOLOGIES, INC.

Date: Aug [*] 2021	By:	/s/ Kurt Rossner
Kurt Rossner
Chief Executive Officer, Director (principal executive officer)

	By:	/s/ Mark Breen
Mark Breen
Chief Financial Officer and Director

23

EXHIBIT 31.1

Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities

Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Kurt Rossner, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Leafbuyer Technologies, Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the interim financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Interim Financial Statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: Aug [*] 2021

By:	/s/ Kurt Rossner
Kurt Rossner
Chief Executive Officer and Chairman (Principal Executive Officer)

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EXHIBIT 31.2

Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities

Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Mark Breen, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Leafbuyer Technologies, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the interim financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Interim Financial Statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: Aug [*] 2021

By:	/s/ Mark Breen
Mark Breen
Chief Financial Officer and Director (Principal Financial and Accounting Officer)

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EXHIBIT 32.1

Certification of the Chief Executive Officer pursuant to

18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Leafbuyer Technologies, Inc. (the “Company”) on Form 10-Q for the period ended March 31, 2021, as filed with the Securities and Exchange Commission (the “Report”), I, Kurt Rossner, certify pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: Aug [*] 2021

By:	/s/ Kurt Rossner
Kurt Rossner
Chief Executive Officer and Chairman (Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being “filed” as part of the Form 10-Q or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.1 is expressly and specifically incorporated by reference in any such filing.

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EXHIBIT 32.2

Certification of the Chief Financial Officer pursuant to

18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Leafbuyer Technologies, Inc. (the “Company”) on Form 10-Q for the period ended March 31, 2021, as filed with the Securities and Exchange Commission (the “Report”), I, Mark Breen, certify pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: Aug [*] 2021

By:	/s/ Mark Breen
Mark Breen
Chief Financial Officer and Director
(Principal Financial and Accounting Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being “filed” as part of the Form 10-Q or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.2 is expressly and specifically incorporated by reference in any such filing.

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Exhibit B

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION OF

RIGHTS, PREFERENCES AND PRIVILEGES OF

SERIES A SUPER VOTING PREFERRED STOCK OF

LEAFBUYER TECHNOLOGIES, INC.

To Be Designated

Series A Super Voting Preferred Stock

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the “Board of Directors”) of AP Event, Inc., a Nevada corporation (the “Corporation”), at a meeting duly convened and held, at which a quorum was present and acting throughout:

RESOLVED, that pursuant to the authority conferred on the Board of Directors by the Corporation’s Articles of Incorporation, the issuance of a series of preferred stock, par value $0.001 per share, of the Corporation which shall consist of Three Hundred Twenty-Four Thousand Three Hundred Twenty-Five (324,325) shares of convertible preferred stock be, and the same hereby are, authorized; and the officers of the Corporation be, and he hereby are, authorized and directed to execute and file with the Secretary of State of the State of Nevada a Certificate of Designation of Preferred Stock of the Corporation fixing the designations, powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof (in addition to the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, set forth in the Article of Incorporation which may be applicable to the Corporation’s preferred stock), as follows:

1. Number of Shares; Designation. A total of 324,325 shares of preferred stock, par value $0.001 per share, of the Corporation are hereby designated as Series A Super Voting Preferred Stock (the “Series A Preferred Stock”).

2. Dividends; Liquidation. The holders of Series A Preferred Stock shall not be entitled to receive dividends and shall not be entitled to any liquidation preference.

3. Conversion. The holders of Series A Preferred Stock shall have no conversion rights.

4. Voting Rights. For so long as any shares of the Series A Preferred Stock remain issued and outstanding, the holders thereof shall have the right to vote in an amount equal to 600 votes per share of Series A Preferred Stock. Except as otherwise required by law or the Certificate of Incorporation, in respect of all matters concerning the voting of shares of capital stock of the Corporation, the common stock of the Corporation (and any other class or series of capital stock of the Corporation entitled to vote generally with the common stock of the Corporation) and the Series A Preferred Stock shall vote as a single class and such voting rights shall be identical in all respects.

 IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed on its behalf by its undersigned Chief Executive Officer as of August [*], 2021.

By:
	Name:	Kurt Rossner
	Title:	Chief Executive Officer

Exhibit C

Fully Diluted Analysis Chart

Fully Diluted Analysis	6/30/2017	6/30/2018	6/30/2019	6/30/2020	9/30/2020	12/31/2020	3/31/2021	6/30/2021
Shares outstanding as of period end	38,000,663	42,661,228	47,914,967	81,772,802	82,681,244	83,927,139	88,395,549	89,318,158

Warrants outstanding	-	-	686,957	36,137,988	29,119,898	29,119,898	29,119,898	29,119,898
Options fully vested	-	-	4,598,823	12,558,375	10,444,375	6,906,375	12,360,499	12,360,499
Convertible Debt Shares outstanding	-	-	-	15,130,663	15,130,663	15,130,663	9,336,020	9,773,520
Preferred Stock Series A	51,334,139	53,510,468	66,392,102	179,324,312	169,273,187	166,471,725	172,051,648	173,179,198
Preferred Stock Series B	3,999,996	1,120,064	1,200,064	1,120,064	1,120,064	1,120,064	1,120,000	1,120,064

Common Stock Fully Diluted	93,334,798	97,291,760	120,792,913	326,044,204	307,769,431	302,675,864	312,383,614	314,871,337

Exhibit D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K /A

Amendment No. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to_________

Commission file number: 333-206745

LEAFBUYER TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Nevada	38-3944821
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6888 S. Clinton Street, Suite 300, Greenwood Village, CO 80112

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code (720)-235-0099

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Securities registered pursuant to Section 12(g) of the Exchange Act:

Common Stock, par value $0.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒     No ☐

Indicate by check mark whether the Company is a larger accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

The aggregate market value of the common equity held by non-affiliates of the Registrant (assuming for this purpose, but without conceding, that all executive officers and Directors are “affiliates” of the Registrant) as of December 31, 2019, the last day of business day of the Registrant’s most recently completed second fiscal quarter was $9,036,888 based on $0.115 per share price.

The number of shares of outstanding of the Registrant’s Common Stock as of September 24, 2020 was 82,082,800

DOCUMENTS INCORPORATED BY REFERENCE: None

  LEAFBUYER TECHNOLOGIES, INC.

EXPLANATORY NOTE

Leafbuyer Technologies, Inc. is filing this Amendment No.1 (the “Amendment”) to its Annual Report on Form 10-K for the Year ended June 30, 2020 (the “Original 10-K”), originally filed on September 24, 2020 to amend the Original 10-K.  This Amendment amends and restates the Original 10-K in its entirety. The changes in the Amendment primarily relate to corrections made in footnote 3 to the table in Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters and the restatement of the Company’s previously issued audited consolidated financial statements and related note disclosures as of the years ended June 30, 2020 and 2019. The correction to Item 12 and the restatement of the consolidated financial statements relate to an error in the calculation of the effects of or 9.25 to 1 stock split which occurred in 2017 on the number of issued and outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and the shares of Common Stock underlying the Series A Convertible Preferred Stock.

i

2

PART 1

ITEM 1. BUSINESS

Forward Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this report. Except as required by applicable law, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms “we”, “us” and “our” mean Leafbuyer Technologies, Inc., unless otherwise indicated.

Business Overview

Leafbuyer.com Platform

The Company’s wholly owned subsidiary, LB Media Group, LLC has evolved and grown as a listing website to a comprehensive marketing technology platform that focuses on new customer acquisition, retention and now online-order ahead services. With the increased popularity of Leafbuyer texting/loyalty program, clients can communicate through SMS and MMS messaging to inform consumers of specials as well as confirm online ordering details. This creates more diverse product offering for our clients.Leafbuyer proprietary systems are integrated to form a seamless process for the user to find, research, compare and communicate on the thousands of products available.The Company’s website, Leafbuyer.com, and its progressive web application hosts a robust search algorithm similar to popular travel or hotel sites, where consumers can search the database for appealing offers. They can also search through thousands of menu items and products, create a profile, sign up to receive deal alerts and place online orders for pick up or delivery.With a worldwide pandemic from Covid-19, the need for an order ahead solution in the cannabis industry was put to the test in early March of 2020. Technology enhancements were made that now include delivery features for medical and recreational stores, increased POS integrations and real-time notifications.

The Leafbuyer Network reaches millions of consumers every month through its web-based platforms, loyalty platform and partner sites. The site’s sophisticated vendor dashboard pairs vendor data with consumer needs and presents a robust, 24/7 real-time dashboard where vendors can update menus, specials, available jobs, and more. The system helps to track the vendors’ return on investment.

The Company continues an aggressive push into all legal cannabis markets. Increasing the Company’s marketing and sales presence in new markets is a primary objective. Along with this expansion, the Company continues to develop new technologies that will serve cannabis dispensaries and product companies in attracting and retaining consumers.

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Leafbuyer operates in a rapidly evolving and highly regulated industry that, as has been estimated by grandviewresearch.com, to exceed $73 billion in revenue by the year 2027. The founders and board of directors have been, and will continue to be, aggressive in pursuing long-term opportunities.

We will be announcing a major addition to our platform shortly that will allow an “all in one” platform that is completely customizable for our clients.This will tie all Leafbuyer products into one device that will give our customers the ability to control messaging through multiple avenues and receive real-time updates. This will give the consumers the ability to search, shop, earn rewards, place orders and communicate with their favorite stores all in one place.

COVID -19 and Worldwide Pandemic Outlook

The Company was affected in March by the COVID-19 outbreak and worldwide pandemic. The Company saw some postponements in orders in the first few weeks March 2020 but by the end of March 2020 orders stabilized to a normal level. The Company has made a significant pivot to have the complete solution when it comes to online ordering and communication.

The Team

The Company has 29 full-time employees working out of its headquarters in Greenwood Village, Colorado. In addition, the Company currently has sales teams in California and Oklahoma. Leafbuyer also has relationships with numerous contractors which it retains from time to time.

A majority of our employees are involved in sales and customer service.

One of the Company’s top priorities in 2020 has been recruiting and retaining some of the top talent in the cannabis and technology industries.

Growth State by State

As new states continue to legalize and the market expands, so does Leafbuyer.As of September 2020, Leafbuyer now works with clients in 24 legal states including California, Colorado, Washington, Oklahoma, Oregon, and Michigan and we are continuing our efforts to expand into all legal markets.Our primary focus are markets that have the most potential and that are continuing to expand and show stability.

The marginal cost for Leafbuyer to enter a market is minimal in comparison to growers or retail operations. In order for us to enter a new market, most of our costs include sales and marketing personnel and grassroots efforts to grow the consumer base in the new market. With the changing times of Covid-19, virtual meetings have doubled and are more accepted reducing the cost of travel and office space into smaller markets.

We have formed many partnerships in the industry with Point of Sale and other ancillary companies to expand our referral and VAR programs.This gives Leafbuyer more access to new potential customers in smaller markets at a very minimal cost.We will continue to expand this program as a complementary resource for expansion into other markets.

2020 and Beyond

The global legal marijuana market size is expected to reach $66.3 billion by the end of 2025, according to a new report by Grand View Research, Inc. It is anticipated to expand at a compound annual growth rate of 23.9% during the forecast period. Increasing legalization of marijuana for medicinal and recreational purposes is expected to continue.

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Our business model is designed to benefit from this trend. When a new state passes a medical or recreational cannabis law, we can start marketing to consumers and businesses in that state with minimal marginal cost. Because Leafbuyer is not involved in the production or sale of cannabis, we do not have to build expensive grow operations and open brick and mortar stores. As more states pass laws to offer legal cannabis products, we begin marketing into the state and sign up dispensaries to be on the Leafbuyer platform.

The Company also plans to accelerate growth in our loyalty platform. The loyalty product line ties into other Company offerings to complement and provide a truly unique value proposition. Loyalty is monetized through a monthly fee and a cost per text model. The Company anticipates a significant opportunity to increase revenue by expanding this product offering.

We plan to grow the Company organically through the aggressive deployment of sales and marketing resources into legal cannabis states. We understand that to obtain significant market share in the industry in the future will require us to look for acquisitions for a significant portion of that growth. However, there can be no assurance that we will be able to locate and acquire such opportunities or that they will be on terms that are favorable to the Company.

ITEM 1A. RISK FACTORS

Risks Related to the Business

We have minimal financial resources. Our Company Financial Statements includes a footnote disclosure stating that there is substantial doubt about our ability to continue as a going concern.

Leafbuyer Technologies, Inc. is an early stage Company and has minimal financial resources. We had a cash balance of $1,309,912 as of June 30, 2020. We had an accumulated deficit of $15,839,678 at June 30, 2020. We may seek additional financing. The financing sought may be in the form of equity or debt financing from various sources as yet unidentified. No assurances can be given that we will generate sufficient revenue or obtain the necessary financing to continue as a going concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Leafbuyer is and will continue to be completely dependent on the services of our president, chief executive officer and chief financial officer, the loss of whose services may cause our business operations to cease, and we will need to engage and retain qualified employees and consultants to further implement our strategy.

Leafbuyer’s operations and business strategy are completely dependent upon the knowledge and business connections of Messrs. Rossner and Breen our executive officers. They are under no contractual obligation to remain employed by us. If any should choose to leave us for any reason or become ill and unable to work for an extended period of time before we have hired additional personnel, our operations will likely fail. Even if we are able to find additional personnel, it is uncertain whether we could find someone who could develop our business along the lines described in this Form 10-K. We will likely fail without the services of our officers or an appropriate replacement(s).

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COVID -19 and Worldwide Pandemic Outlook

The Company was affected in March by the COVID-19 outbreak and worldwide pandemic. The Company saw some postponements in orders in the first few weeks of the month but later in the month orders stabilized to a normal level. We anticipate that some of these postponed orders will be placed in the following quarters. The Company has made a significant pivot to online ordering and curbside pickup with technology that had already been built out. The Company believes the pivot to these new areas will enhance future revenue opportunities with minimal additional cost.

Because we have only recently commenced business operations, we face a high risk of business failure.

The Company was formed in April 2013. Our efforts to date have related to developing our business plan and beginning business activities. We face a high risk of business failure. The likelihood of the success of the Company must be considered in light of the expenses, complications and delays frequently encountered in connection with the establishment and expansion of new businesses and the competitive environment in which the Company will operate. There can be no assurance that future revenues will occur or be significant enough or that we will be able to sell our products and services at a profit, if at all. Future revenues and/or profits, if any, will depend on many various factors, including, but not limited to both initial and continued market acceptance of the Company’s website and the successful implementation of its planned growth strategy.

We may not be successful in hiring technical personnel because of the competitive market for qualified technical people.

The Company’s future success depends largely on its ability to attract, hire, train and retain highly qualified technical personnel to provide the Company’s services. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining the technical personnel it requires to conduct and expand its operations successfully and to differentiate itself from its competition. The Company’s results of operations and growth prospects could be materially adversely affected if the Company were unable to attract, hire, train and retain such qualified technical personnel.

We will face competition from companies with significantly greater resources and name recognition.

The markets in which the Company will operate are characterized by intense competition from several types of solution and technical service providers. The Company expects to face further competition from new market entrants and possible alliances among competitors in the future as the convergence of information processing and telecommunications continues. Many of the Company’s current and potential competitors have significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be better able to respond or adapt to new or emerging technologies and changes in client requirements or to devote greater resources to the development, marketing and sales of their services than the Company. There can be no assurance that the Company will be able to compete successfully. In addition, the Company will be faced with numerous competitors, both strategic and financial, in attempting to obtain competitive products. Many actual and potential competitors we believe are part of much larger companies with substantially greater financial, marketing and other resources than the Company, and there can be no assurance that the Company will be able to compete effectively against any of its future competitors.

To fully develop our business plan, we will need additional financing.

We will have to obtain additional financing in order to conduct our business in a manner consistent with our proposed operations. There is no guaranty that additional funds will be available when, and if, needed. If we are unable to obtain financing, or if its terms are too costly, we may be forced to curtail expansion of operations until such time as alternative financing may be arranged, which could have a materially adverse impact on our operations and our shareholders’ investment.

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Risks Related to Our Securities

Our officers and directors currently own the majority of our voting power, and through this ownership, control our Company and our corporate actions.

Our current Board of Directors and executive officers hold approximately 26.7% of the voting power of the Company’s outstanding voting capital stock as of June 30, 2020. These parties have a controlling influence in determining the outcome of any corporate transaction or other matters submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all our assets, election of directors, and other significant corporate actions. As such, these shareholders have the power to prevent or cause a change in control; therefore, without the aforementioned consent we could be prevented from entering into transactions that could be beneficial to us. The interests of our executive officers may give rise to a conflict of interest with the Company and the Company’s shareholders.

There is a substantial lack of liquidity of our common stock and volatility risks.

Our common stock is quoted on the OTC Markets platform under the symbol “LBUY.” The liquidity of our common stock may be very limited and affected by our limited trading market. The OTC Markets quotation platform is an inter-dealer market much less regulated than the major exchanges, and is subject to abuses, volatilities and shorting. There is currently no broadly followed and established trading market for our common stock. An established trading market may never develop or be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. Absence of an active trading market reduces the liquidity of the shares traded.

The trading volume of our common stock may be limited and sporadic. This situation is attributable to a number of factors, including the fact that we are a small Company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven Company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained. As a result of such trading activity, the quoted price for our common stock on the OTC Markets may not necessarily be a reliable indicator of our fair market value. In addition, if our shares of common stock cease to be quoted, holders would find it more difficult to dispose of or to obtain accurate quotation as to the market value of, our common stock and as a result, the market value of our common stock likely would decline.

The market price for our stock may be volatile and subject to fluctuations in response to factors, including the following:

●	the increased concentration of the ownership of our shares by a limited number of affiliated stockholders following the share exchange may limit interest in our securities;

●	variations in quarterly operating results from the expectations of securities analysts or investors;

●	revisions in securities analysts’ estimates or reductions in security analysts’ coverage;

●	announcements of new products or services by us or our competitors;

●	reductions in the market share of our products and services;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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●	general technological, market or economic trends;

●	investor perception of our industry or prospects;

●	insider selling or buying;

●	investors entering into short sale contracts;

●	regulatory developments affecting our industry; and

●	additions or departures of key personnel.

Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain current market prices, or as to what effect that the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

Our common stock may never be listed on a major stock exchange.

We currently do not satisfy the initial listing standards and cannot ensure that we will be able to satisfy such listing standards or that our common stock will be accepted for listing on any such exchange. Should we fail to satisfy the initial listing standards of such exchanges, or our common stock is otherwise rejected for listing, the trading price of our common stock could suffer, the trading market for our common stock may be less liquid, and our common stock price may be subject to increased volatility.

A decline in the price of our common stock could affect our ability to raise working capital and adversely impact our ability to continue operations.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. A decline in the price of our common stock could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to develop new services and continue our current operations. If our common stock price declines, we can offer no assurance that we will be able to raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not be able to have the resources to continue our normal operations.

Concentrated ownership of our common stock creates a risk of sudden changes in our common stock price.

The sale by any shareholder of a significant portion of their holdings could have a material adverse effect on the market price of our common stock.

Sales of our currently issued and outstanding stock may become freely tradable pursuant to Rule 144 and may dilute the market for your shares and have a depressive effect on the price of the shares of our common stock.

A number of the outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) (“Rule 144”). As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Securities Act and as required under applicable state securities laws. Rule 144 provides in essence that a non-affiliate who has held restricted securities for a period of at least six months may sell their shares of common stock. Under Rule 144, affiliates who have held restricted securities for a period of at least six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1% of a Company’s outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to the sale (the four calendar week rule does not apply to companies quoted on the OTC Markets). A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to subsequent registrations of our shares of common stock, may have a depressive effect upon the price of our shares of common stock in any active market that may develop.

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If we issue additional shares or derivative securities in the future, it will result in the dilution of our existing stockholders.

Our Articles of Incorporation authorize the issuance of up to 150,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares are designated as “blank check” preferred stock, par value $0.001 per share (the “Preferred Stock”). Our board of directors may choose to issue some or all of such shares, or derivative securities to purchase some or all of such shares, to provide additional financing in the future.

We do not plan to declare or pay any dividends to our stockholders in the near future.

We have not declared any dividends in the past, and we do not intend to distribute dividends in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.

The requirements of being a public company may strain our resources and distract management.

As a result of filing the resignation statement, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These requirements are extensive. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting.

We may incur significant costs associated with our public company reporting requirements and costs associated with applicable corporate governance requirements. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Persons associated with securities offerings, including consultants, may be deemed to be broker dealers.

In the event that any of our securities are offered without engaging a registered broker-dealer, we may face claims for rescission and other remedies. If any claims or actions were to be brought against us relating to our lack of compliance with the broker-dealer requirements, we could be subject to penalties, required to pay fines, make damages payments or settlement payments, or repurchase such securities. In addition, any claims or actions could force us to expend significant financial resources to defend our Company, could divert the attention of our management from our core business and could harm our reputation.

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Future changes in financial accounting standards or practices may cause adverse unexpected financial reporting fluctuations and affect reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct business.

“Penny Stock” rules may make buying or selling our common stock difficult.

Trading in our common stock is subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer that recommends our common stock to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market price and liquidity of our common stock.

Our ability to issue preferred stock may adversely affect the rights of holders of our Common Stock and may make takeovers more difficult, possibly preventing you from obtaining the optimal price for our Common Stock.

Our Articles of Incorporation authorizes the issuance of shares of “blank check” preferred stock, which would have the designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Shares. The issuance of preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

TEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our executive office is located at 6888 S. Clinton Street, Suite 300, Greenwood Village, CO 80112. The Company also leases space at 5200 West Century Blvd., Los Angeles, CA 90045.

ITEM 3. LEGAL PROCEEDINGS

We are not aware of any legal proceedings to which we are a party or of which our property is the subject. None of our directors, officers, affiliates, any owner of record or beneficially of more than 5% of our voting securities, or any associate of any such director, officer, affiliate or security holder are (i) a party adverse to us in any legal proceedings, or (ii) have a material interest adverse to us in any legal proceedings. We are not aware of any other legal proceedings that have been threatened against us.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

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PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is quoted on the OTC Markets under the trading symbol “LBUY”. Trading in stocks quoted on the OTC Markets is often thin and is characterized by wide fluctuations in trading prices due to many factors that may have little to do with a company’s operations or business prospects. We cannot assure you that there will be a market for our common stock in the future. Our common stock commenced trading on April 5, 2017 under the symbol “APVT”.

The following quotations reflect the high and low bids for our common stock based on inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Year ended June 30, 2020
	High	Low
Quarter ended June 30, 2020	$0.10	$0.07
Quarter ended March 31, 2020	$0.15	$0.06
Quarter ended December 31, 2019	$0.23	$0.08
Quarter ended September 30, 2019	$0.80	$0.11

	Year ended June 30, 2019
	High	Low
Quarter ended June 30, 2019	$1.28	$0.74
Quarter ended March 31, 2019	$1.73	$0.44
Quarter ended December 31, 2018	$2.33	$0.43
Quarter ended September 30, 2018	$2.40	$0.55

Holders

As of June 30, 2020, there were approximately 15,000 holders of record of our common stock.

Dividends

We have not paid cash dividends on shares of our common stock and we do not expect to declare or pay dividends on shares of our common stock for the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Our future dividend policy will be subject to the discretion of our Board of Directors and will depend upon our future earnings, if any, our financial condition, our capital requirements, general business conditions and other factors.

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Equity Compensation Plans

The equity incentive plan of the Company was established in February of 2017. The Board of Directors of the Company may from time to time, in its discretion grant to directors, officers, consultants and employees of the Company, non-transferable options to purchase common shares, provided that the number of options issued do not exceed 20,000,000. The options are exercisable for a period of up to 10 years from the date of the grant. The number of shares authorized to be issued under the equity incentive plan was increased from 10,000,000 to 20,000,000 through a consent of stockholders to amend and restate the equity incentive plan.

Recent Sales of Unregistered Securities

On July 2, 2019, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell directly to the Investors in a private offering (the “Offering”), an aggregate of 7,211,538 shares of common stock (the “Shares”), par value $0.001 per share, at $0.624 per Share or a 20% discount to the closing price as of July 2, 2019, for gross proceeds of approximately $4,500,000 before deducting offering expenses. The Shares were offered by the Company pursuant to the exemption provided in Section 4(a)(2) under the Securities Act, and Rule 506(b) promulgated thereunder. The Company was obligated in accordance with the terms of a Registration Rights Agreement (the “Rights Agreement”) to register the Shares and the shares of common stock underlying the warrants described below, within 90 days from the date of the Purchase Agreement. All shares of the common stock and shares of common stock underlying the warrants have been registered.

As additional consideration for the purchase of the Shares, the Company agreed to issue to the Investors Series A Warrants, Series B Warrants, and Series C Warrants (collectively, the “Warrants”). The number of shares for the Warrants and exercise price of the Warrants is subject to adjustment; provided, however, on each of (i) the 3rd Trading Day following the effective date (the “Effective Date”) of the Registration Statement to be filed by the Company (the “Interim True-Up Date”), and (ii) the 6th Trading Day following the Effective Date (the “Final True-Up Date”), the Exercise Price shall be reduced, and only reduced, to equal the lower of (1) the then Exercise Price and (2) 100% of the lowest VWAP during the 2 Trading Days prior to the Interim True-Up Date or 5 Trading Days prior to the Final True-Up Date, as applicable, immediately following the Effective Date. The Series C Warrants, which are considered pre-funded, allow each Investor to purchase an amount of shares equal to the sum of (a) any shares purchased by the Investor pursuant to the Purchase Agreement that would have resulted in the beneficial ownership of greater than 4.99% of the outstanding common shares of the Company, (b) on the 3rd Trading Day following the Effective Date, if 80% of the lowest VWAP during the 2 Trading Days immediately prior to such date (“Primary Effective Date Price”) is less than $0.624, then a number of shares of Common Stock equal to such Investor’s Purchase Agreement purchase amount divided by the Primary Effective Date Price less any shares of Common Stock (i) issued at the Closing and (ii) issuable pursuant to clause (a) above, if any, and (c) on the 6th Trading Day following the Effective Date, if 80% of the lowest VWAP during the 5 Trading Days immediately prior to such date (“Secondary Effective Date Price”) is less than $0.624, then a number of shares of Common Stock equal to such Holder’s Subscription Amount at the Closing divided by the Secondary Effective Date Price less any shares of common stock (i) issued at the Closing, (ii) issuable pursuant to clause (a) above, if any, (ii) issuable pursuant to clause (b) above, if any. The Series C Warrants are exercisable at a price of $0.001 per share.

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The Company issued 30,299,998 shares of common stock pursuant to the Purchase Agreement, as well as the exercise of the Series C Warrants and fees paid in shares of common stock. The Company received approximately $4,038,000, net of the placement fees, legal and other expenses incurred for the placement of the share. The investors received Series A Warrants to allow the Investors to purchase an aggregate of 7,018,091 shares of common stock, and Series B Warrants to allow the Investors to purchase an aggregate of 28,072,364 shares of common stock at a purchase price of $0.1603 per common share. If the investors choose to exercise all Series A and Series B Warrants, the Company would receive proceeds of $5,625,000.

The Company relied on the exemptions from registration under Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder. The subscription agreements with the investors contained representations to support the Company’s reasonable belief that the investors had access to information concerning the Company’s operations and financial condition, the investors acquired the securities for their own account and not with a view to the distribution thereof in the absence of an effective registration statement or an applicable exemption from registration, and that the investors are sophisticated within the meaning of Section 4(2) of the Securities Act and are “accredited investors” (as defined by Rule 501 under the Securities Act). In addition, the sale of securities did not involve a public offering; the Company made no solicitation in connection with the sale other than communications with the investors; the Company obtained representations from the investors regarding their investment intent, experience and sophistication; and the investors either received or had access to adequate information about the Company in order to make an informed investment decision.

Item 6. Selected Financial Data

We are a smaller reporting company as defined by 17 C.F.R. 229 (10)(f)(i) and are not required to provide information under this item.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements, including the notes thereto, appearing elsewhere in this annual report. The discussions of results, causes and trends should not be construed to imply any conclusion that these results or trends will necessarily continue into the future.

The Company was formed as AP Event, Inc., (“Registrant”) a Nevada corporation on October 16, 2014. The Registrant was originally in the business of travel agency to provide individual and group leisure tours to music festivals, and concerts combined with local excursions. On March 21, 2017 LB Media Group, LLC (“LB Media”) acquired eighty percent (80%) of the outstanding common stock of the Registrant. On March 23, 2017, the Registrant consummated an Agreement and Plan Merger (“Merger”) with LB Media and LB Acquisition Corp., a wholly owned subsidiary of the Registrant, whereby LB Acquisition was merged with and into LB Media Group, LLC. Simultaneously with the Merger, the Registrant accepted subscriptions in a private placement offering (“Offering”) of its Common Stock. As a result of the Merger, LB Media became a wholly owned subsidiary of the Registrant and following the consummation of the Merger and giving effect to the securities sold in the Offering, the members of LB Media beneficially own approximately fifty-five percent (55%) of the issued and outstanding Common Stock of the Registrant.

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On March 24, 2017, the Registrant amended its Articles of Incorporation (the “Amendment”) to (i) change its name to LeafBuyer Technologies, Inc., (ii) to increase the number of its authorized shares of capital stock from 75,000,000 to 160,000,000 shares of which 150,000,000 shares were designated common stock, par value $0.001 per share (the “Common Stock”) and 10,000,000 shares were designated “blank check” preferred stock, par value $0.001 per share (the “Preferred Stock”) and (iii) to effect a forward split such that 9.25 shares of Common Stock were issued for every 1 share of Common Stock issued and outstanding immediately prior to the Amendment (the “Split”).

On April 19, 2018, the Company entered into a Standby Equity Distribution Agreement (the “SEDA”) with YA II PN Ltd. (“Investor”), a Cayman Island exempt limited partnership and an affiliate of Yorkville Advisors Global, LLC, whereby the Company sold and the Investor purchased 869,565 shares of the Company’s common stock for One Million Dollars ($1,000,000), Additionally, under the SEDA the Company may sell to the Investor up to $5 million of shares of Common Stock over a two-year commitment period. Under the terms of the SEDA, the Company may from time to time, in its discretion, sell newly issued shares of its common stock to the Investor at a discount to market of 8% of the lowest daily volume weighted average price during the relevant pricing period. The Company is obligated to registered the Initial Shares, the Commitment Shares (as defined below), and the shares of Common Stock issuable under the SEDA pursuant to a registration statement under the Securities Act of 1933, as amended (the Securities Act”).

During October and November 2018, the Company used the SEDA to receive $1,045,000. The Company issued 1,116,738 common shares which were valued at fair market at the date issued.

On November 6, 2018, the Company acquired a customer facing software (“Loyalty Software”) through a Stock Purchase Agreement, where the Company acquired all the issued and outstanding capital stock of Greenlight Technologies, Inc. (“GTI”) from its shareholders. At the time of the transaction, there were no employees working for GTI, no systems and no assets, other than the Loyalty Software. GTI’s legal entity will be dissolved in the transition and the Loyalty Software will be assumed by the Company. Management determined that the purchase of GTI did not constitute a business purchase and recorded the transaction as a purchase of software. The consideration for the Loyalty Software was 2,916,667 shares of common stock, par value $0.001 per share and cash of approximately $450,000. Total value of the Loyalty Software was estimated at approximately $3,010,000. During the year ended June 30, 2020 additional Incentive Shares of 366,667 for a value of $262,500 was issued to shareholders of GTI as final settlement of the Purchase Agreement.

On July 2, 2019, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell directly to the Investors in a private offering (the “Offering”), an aggregate of 7,211,538 shares of common stock (the “Shares”), par value $0.001 per share, at $0.624 per Share or a 20% discount to the closing price as of July 2, 2019, for gross proceeds of approximately $4,500,000 before deducting offering expenses. The Purchase Agreement contains customary representations and warranties, and the Offering was subject to customary closing conditions. The Shares were offered by the Company pursuant to the exemption provided in Section 4(a)(2) under the Securities Act, and Rule 506(b) promulgated thereunder. The Company was obligated in accordance with the terms of a Registration Rights Agreement (the “Rights Agreement”) to register the Shares and the shares of common stock underlying the warrants described below, within 90 days from the date of the Purchase Agreement.

The Company issued 30,299,998 shares of common stock for the private placement and the issuance of Series C Warrants. The Company received approximately $4,060,000, net of the placement fees, legal and other expenses incurred for the placement of the share. The investors received Series A Warrants to allow the Investors to purchase an aggregate of 7,018,091 shares of common stock, and Series B Warrants to allow the Investors to purchase an aggregate of 28,072,364 shares of common stock at a purchase price of $0.1603 per common share.

The equity incentive plan of the Company dated February of 2017 was amended and restated by The Board of Directors of the Company in April 2020 to increase the number of options available from 10,000,000 to 20,000,000.

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Business Overview

Leafbuyer.com Platform

The Company’s wholly owned subsidiary, LB Media Group, LLC has evolved and grown as a listing website to a comprehensive marketing technology platform that focuses on new customer acquisition, retention and now online-order ahead services. With the increased popularity of Leafbuyers texting/loyalty program, clients can communicate through SMS and MMS messaging to inform consumers of specials as well as confirm online ordering details. This creates more diverse product offering for our clients. Leafbuyers proprietary systems are integrated to form a seamless process for the user to find, research, compare and communicate on the thousands of products available.The Company’s website, Leafbuyer.com, and its progressive web application hosts a robust search algorithm similar to popular travel or hotel sites, where consumers can search the database for appealing offers. They can also search through thousands of menu items and products, create a profile, sign up to receive deal alerts and place online orders for pick up or delivery.With a worldwide pandemic from Covid-19, the need for an order ahead solution in the cannabis industry was put to the test in early March of 2020. Technology enhancements were made that now include delivery features for Medical and Recreational stores, increased POS integrations and real-time notifications.

The Leafbuyer Network reaches millions of consumers every month through its web-based platforms, loyalty platform and partner sites. The site’s sophisticated vendor dashboard pairs vendor data with consumer needs and presents a robust, 24/7 real-time dashboard where vendors can update menus, specials, available jobs, and more. The system helps to track the vendors’ return on investment.

The Company continues an aggressive push into all legal cannabis markets. Increasing the company’s marketing and sales presence in new markets is a primary objective. Along with this expansion, the Company continues to develop new technologies that will serve cannabis dispensaries and product companies in attracting and retaining consumers.

Leafbuyer operates in a rapidly evolving and highly regulated industry that, as has been estimated by grandviewresearch.com, to exceed $73 billion in revenue by the year 2027. The founders and board of directors has been, and will continue to be, aggressive in pursuing long-term opportunities.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations for the years ended June 30, 2020 versus June 30, 2019

The following table summarizes the results of operations for the years ended June 30, 2020 and 2019:

	Year Ended	Year Ended
	June 30, 2020	June 30, 2019

Revenue	$2,528,356	$1,789,823
Cost of revenue	1,767,855	1,289,583
Gross profit	760,501	500,240

Operating expenses:
Selling expenses	842,736	1,249,539
General and administrative	4,409,769	5,124,824
Total operating expenses	5,252,505	6,374,363

Loss from operations	(4,492,004)	(5,874,123)

Interest expense	(1,017,244)	(679,543)
Net loss	$(5,509,248)	$(6,553,666)

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Revenues

During the year ended June 30, 2020, we generated $2,528,356 of revenues, compared to revenues of $1,789,823 during the year ended June 30, 2019. The increase of $738,533 or 41% was primarily due to recent expansion of our platform that enables us to sell more to a single customer, increasing our per customer revenue and the initial expansion of our services into additional states. Our market penetration is still below 25% in Colorado and less than 1% in other states. Management expects to have continued high quarter over quarter revenue growth as we expand our platform and our geographical service area.

Gross profit increased to $760,501 for the period ended June 30, 2020 which was an increase of $260,261 or 52% over the same period last year of June 30, 2019.  Gross profit as a percentage of revenue increased from 28% to 30% for the period ended June 30, 2020 over June 30, 2019.

The overall focus of the Company is to continue to grow revenue while expanding the geographic footprint of operations. We will continue to broaden the Leafbuyer technology platform to increase the opportunity for customer value creation and upsell of our product line. Anticipated growth will come from both organic sources and acquisitions. The Company is constantly looking for acquisitions to complement the current platform and expand geographic reach.

Expenses

During the year ended June 30, 2020, we incurred total operating expenses of $5,252,505, including $4,409,769 in general and administrative expenses, and $842,736 in selling expenses. During the year ended June 30, 2019, we incurred total operating expenses of $6,374,363, including $5,124,824 in general and administrative expenses, and $1,249,539 in selling expenses The decrease of $1,121,858 or 18% was primarily due less stock compensation expense. Management expects the general and administrative expenses to continue to decrease as management focuses on getting current operations to positive cash flow.

Net Loss

During the year ended June 30, 2020 we incurred a net loss of $5,509,248, compared to a net loss of $6,553,666 for the year ended June 30, 2019.

Liquidity and Capital Resources

The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months from the date of the issuance of these unaudited condensed consolidated financial statements with existing cash on hand and/or the private placement of common stock or obtaining debt financing. There is, however, no assurance that the Company will be able to raise any additional capital through any type of offering on terms acceptable to the Company, as existing cash on hand will be insufficient to finance operations over the next twelve months.

At June 30, 2020 we had $1,309,912 in cash and cash equivalents.

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Cash Flows

Our cash flows from operating, investing and financing activities were as follows:

	Year Ended June 30,
	2020	2019
Net cash used in operating activities	$(2,808,559)	$(2,888,580)
Net cash used in investing activities	$(559,667)	$(922,558)
Net cash provided by financing activities	$4,496,491	$3,616,847
Net change in cash and cash equivalents	$1,128,265	$(194,291)

As of June 30, 2020, we had $1,309,912 in cash and cash equivalents and a working capital deficit of $1,844,178. We are dependent on funds raised through equity financing. Our cumulative net loss of $16,001,124 was funded by equity financing. During the year ended June 30, 2020, we have raised gross proceeds of $1,717,478 in cash from borrowings from related parties and through government supported disaster relief programs.

During the year ended June 30, 2020, we used $2,808,559 in operating activities. During the year ended June 30, 2019, we used $2,888,580 from operating activities.

During the year ended June 30, 2020, we used $559,667 in investing activities, primarily related to the enhancements of our software compared to $922,558 of similar investing activities during the year ended June 30, 2019.

Net cash flow provided by financing activities for the years ended June 30, 2020 and 2019 was approximately $4,496,491 and $3,616,847, respectively.

Our increase in cash and cash equivalents for the year ended June 30, 2020 was primarily borrowings from related parties and through government supported disaster relief programs.

During the year ended June 30, 2020, our monthly cash requirements to fund our operating activities, was approximately $100,000, compared to approximately $150,000 during the year ended June 30, 2019. In the absence of the continued sale of our common and preferred stock or advances from related parties, our cash of $1,309,912 as of June 30, 2020 is insufficient to cover our current monthly burn rate for next twelve months.

The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months from the date of the issuance of these consolidated financial statements with existing cash on hand and/or the private placement of common stock. There is, however, no assurance that the Company will be able to raise any additional capital through any type of offering on terms acceptable to the Company, as existing cash on hand will be insufficient to finance operations over the next twelve months from the issuance of this annual report.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

Our audited financial statements are affected by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in Note 2 of the notes to our audited financial statements. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows, and which require the application of significant judgment by our management.

The Company follows the guidance of the Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers” which is effective as of the annual reporting period beginning after December 15, 2017 using either of two methods: (1) retrospective application of Topic 606 to each prior reporting period presented with the option to elect certain practical expedients as defined within Topic 606 or (2) retrospective application of Topic 606 with the cumulative effect of initially applying Topic 606 recognized at the date of initial application and providing certain additional disclosures as defined per Topic 606. We adopted Topic 606 pursuant to the method (2) and we determined that any cumulative effect for the initial application did not require an adjustment to retained earnings at July 1, 2018.

For revenue recognition arrangements that we determine are within the scope of Topic ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to arrangements that meet the definition of a contract under Topic 606, including when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, we evaluate the goods or services promised within each contract related performance obligation and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

We recognize revenue upon completion of our performance obligations or expiration of the contractual time to use services such as bulk texting.

Recent Accounting Guidance Adopted

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Inflation

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material effect on our results of operations during the year ended June 30, 2020.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by 17 C.F.R. 229 (10)(f)(i) and are not required to provide information under this item.

Item 8. Financial Statements and Supplementary Data

The information required by Item 8 appears after the signature page of this report.

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Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no disagreements related to accounting principles or practices, financial statement disclosure, internal controls or auditing scope or procedure during the two fiscal years and interim periods.

Item 9A. Controls and Procedures

Management’s Report on Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was conducted under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2020. Based on that evaluation, our management concluded that our disclosure controls and procedures were not effective as of such date to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Such officer also confirmed that there was no change in our internal control over financial reporting during the fiscal year ended June 30, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Our management, with the participation of our principal executive officer and principal financial officer have conducted an assessment, including testing, using the criteria in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) (2013). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of June 30, 2020. The ineffectiveness of the Company’s internal control over financial reporting was due to the following material weaknesses, which are indicative of many small companies with small staff:

(i)	inadequate segregation of duties consistent with control objectives; and

(ii)	lack of multiple levels of supervision and review.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In our assessment of the effectiveness of internal control over financial reporting as of June 30, 2020, we determined that our disclosure controls and procedures are not effective as of such date to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time provided in the SEC rules and forms.

We believe that the weaknesses identified above have not had any material effect on our financial results. We are currently reviewing our disclosure controls and procedures related to these material weaknesses and expect to implement changes in the current fiscal year, including identifying specific areas within our governance, accounting and financial reporting processes to add adequate resources to potentially mitigate these material weaknesses.

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Our management will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and is committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management’s Remediation Plan

The weaknesses and their related risks are not uncommon in a company of our size because of the limitations in the size and number of staff. Due to our size and nature, segregation of all conflicting duties has not always been possible and may not be economically feasible.

However, we plan to take steps to enhance and improve the design of our internal control over financial reporting. During the period covered by this annual report on Form 10-K, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes in the current fiscal year as resources allow:

(i) appoint additional qualified personnel to address inadequate segregation of duties and implement modifications to our financial controls to address such inadequacies.

We will attempt to implement the remediation efforts set out herein by the end of the 2021 fiscal year. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Management believes that despite our material weaknesses set forth above, our financial statements for years ended June 30, 2020 and 2019 are fairly stated, in all material respects, in accordance with U.S. GAAP.

Item 9B. Other Information

None

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PART III

Item 10. Directors, Executive Officers and Corporate Governance

The following table sets forth certain information of our directors and officers as of the date of this report.

Name	Age	Position	Director/Officer Since

Kurt Rossner	51	Chairman, Chief Executive Officer and President	March 23, 2017
Mark Breen	48	Chief Financial Officer and Director	March 23, 2017
Michael Goerner	51	Treasurer, Chief Technology Officer and Director	March 23, 2017
Jeff Rudolph	59	Director	October 15, 2018
Kristin Baca	50	Director	October 15, 2018

Kurt Rossner, 51, Co-Founder, Chairman and Chief Executive Officer

Prior to founding LB Media Group in May 2013, Mr. Rossner started his career with MCI Telecommunications Corporation as a Business Sales Manager in 1993. Mr. Rossner founded several successful technology companies and was a pioneer in the Internet web hosting industry. He founded one of the largest platforms in the county, selling it to Micron Electronics (NASDAQ: MUEI) in 2000. Mr. Rossner leads the Company’s operations and overall strategic direction. He holds a Bachelor of Science Degree in Economics from The Florida State University.

Mark Breen, 48, Co-Founder, Director and Chief Financial Officer

Prior to Co-founding LB Media Group in May 2013, Mr. Breen served in various Sales Executive positions at CBS Corporation from Oct 2010 to October of 2013. Mr. Breen heads up the Company’s sales and market expansion strategy. He has worked in various sales, operation and management positions within Tribune Broadcasting, Gannett and CBS in both Chicago and Denver over his 20-year career. Mr. Breen earned a Bachelor of Arts Degree in Broadcasting from Western Illinois University

Michael Goerner, 51, Co-Founder, Director and Chief Technology Officer

Prior to founding LB Media Group in May 2013, Mr. Goerner served as the C.T.O of WHIP Systems from March 2001 to May 2013. Mr. Goerner is responsible for the technology direction of the Company and has significant experience with various Internet and IT companies. Prior thereto and from June 1998 through December 2000 to Mr. Goerner served as the Founder and C.T.O of Indigio Group. In the early 1990s he was involved in the early-stage development of successful Internet properties in the areas of online mapping, real estate, news media. Mr. Goerner has a Bachelor of Science Degree in Computer Science from Millersville University of Pennsylvania.

Jeff Rudolph, 59, Director

Mr. Rudolph is a Certified Public Accountant. He began his accounting career at Coopers & Lybrand, LLP from 1983 to 1994, where he was a staff then manager in the Corporate Finance Group (Merger & Acquisition Practice). From 1994 to 1997, he was the Managing Director of Finance and Operations for Intelligent Electronics, Inc. From 1997 to 2003, he was employed by SSDS Inc./Knowledge Workers, Inc., a leading provider of client/server and web-based network integration services. He served on the Board of Directors, as Executive Vice President, Chief Operations Officer and Chief Financial Officer throughout his time there. From 2003 to 2005, he was the Executive Vice President and Chief Financial Officer at Entrust Financial Services, Inc., a publicly traded company focused on wholesale mortgage banking and full-service mortgage lender. In 2005 he was also the President and Chief Executive Officer of the company. From 2005 to 2007, Mr. Rudolph was the Executive Vice President and Chief Financial Officer of Stonecreek Funding Investment Corp., a national private equity firm focused on acquiring portfolio companies in the residential mortgage sector. From 2009 to 2010, Mr. Rudolph was the President and Chief Executive Officer of American Civil Constructors Holdings, Inc. one of the nation’s premier construction and maintenance companies with comprehensive services including the Civil, Marine and Landscape industries. Mr. Rudolph is currently the founder and General Partner of the CFO Advisory Group, a company that specializes in providing CFO services to companies who need assistance in finding solutions to their business challenges. Mr. Rudolph earned his Master’s in Business Administration from the University of Denver and a Bachelor of Arts degree in Accounting from Wittenberg University.

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Kristin Baca, 50, Director

Ms. Baca has served in various financial roles during her career. From 1998 to 1999, she was the Regional Finance Director of Countrywide Home Loans. She was responsible for monthly and quarterly reporting, interpretation of financial results, development and analysis of analytical models and evaluation of growth opportunities and resource needs. From 1999 to 2006, Ms. Baca served as the Vice President of Business/Financial for ACS. She ensured accountability, integrity and reliability of financial systems and controls as well as oversaw the activities of 35 cost centers. Ms. Baca partnered with the acquisitions department on due diligence, modeling and strategic analysis and planning. From 2006 to 2009, Ms. Baca was the Vice President and Transition Executive Payroll Shared Services at ACS. In this role, she optimized functions by creating and executing global payroll shared service models and was integral in driving enterprise goals and objectives by implementing global operational plans and resource optimization. From 1999 to 2012, she served as the Vice President of Global Technology Operations at Xerox. She managed the 1,300 employees, drove divisional objectives, boosted performance and captured both revenue and profit improvements by innovative initiatives. From 2012 to 2013, Ms. Baca was the Executive Vice and Chief Operating Officer of Healthplan Services, Inc. While there, she orchestrated top-performing, customer focused operations, encompassing member services, enrollment and billing and call center operations. Currently, Ms. Baca is the Senior Vice President of Strategy and Global Operations at Xerox/Conduent. She is responsible for leadership, staffing and budgeting for strategy, development and planning, project planning and management, client delivery and analytical review. Ms. Baca has a Master of Business Administration from Regis University and a Bachelor of Science and Arts in Finance with a minor in Economics from the University of Colorado.

Family Relationships

There are no family relationships among our directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Legal Proceedings

None of our directors, executive officers, promoters or control persons has been involved in any of the following events during the past 10 years:

•	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•

being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

•

being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated any federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated;

•	any judicial or administrative proceedings resulting from involvement in mail or wire fraud or fraud in connection with any business activity;

•	and judicial or administrative proceedings based on violations of federal or state securities, commodities, banking or insurance laws and regulations, or any settlement to such actions; or

•	any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization.

Section 16(a) Beneficial Ownership Compliance Reporting

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our common stock to file reports regarding ownership of, and transactions in, our securities with the SEC and to provide us with copies of those filings. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during the fiscal year ended June 30, 2020 our directors, executive officers and 10% stockholders complied with all applicable filing requirements.

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Code of Ethics

We have not yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions because we have not yet finalized the content of such a code.

Audit Committee

The Audit Committee is primarily concerned with the effectiveness of the Company’s accounting policies and practices, its financial reporting and its internal accounting controls. In addition, the Audit Committee reviews and approves the scope of the annual audit of the Company’s books, reviews the findings and recommendations of the independent registered public accounting firm at the completion of their audit, and approves annual audit fees and the selection of an auditing firm. The Audit Committee met three times during the year ended June 30, 2020.

The Audit Committee is presently composed of three members: Jeffrey Rudolph, Kristin Baca and Kurt Rossner. The Board of Directors has determined that Kristin Baca is considered “audit committee financial expert” (as defined by rules of the SEC) and that each of the “audit committee financial expert’s” meet the independence criteria.

Nomination Procedures for Directors

We do not have a nominating committee. Our Board of Directors selects individuals to stand for election as members of the Board and does not have a policy with regards to the consideration of any director candidates recommended by our security holders. Our Board has determined that it is in the best position to evaluate our company’s requirements as well as the qualifications of each candidate when it considers a nominee for a position on our Board. If security holders wish to recommend candidates directly to our Board, they may do so by communicating directly with our President at the address specified on the cover of this annual report. There has not been any change to the procedures that our shareholder may recommend nominees to our Board of Directors.

Item 11. Executive Compensation

The following table sets forth the compensation paid or accrued by us to our President, Chief Executive Officer, Chief Financial Officer and each of our other officers for the fiscal years ended June 30, 2020, 2019 and 2018.

Name and principal position	Year	Salary	Bonus	Stock awards	Option awards	Nonequity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total Compensation
Kurt Rossner Chief Executive Officer and Director	2020	124,039	-	-	102,650	-	-	-	226,689
	2019	110,000	-	-	-	-	-	-	110,000
	2018	83,615	-	-	1,277,000	-	-	-	1,360,615

Mark Breen Chief Financial Officer, Director	2020	124,039	-	-	101,660	-	-	-	225,639
	2019	110,000	-	-	-	-	-	-	110,000
	2018	83,615	-	-	1,277,000	-	-	-	1,360,615

Micheal Goener, Treasurer, Director	2020	106,154	-	-	96,350	-	-	-	202,504
	2019	110,000	-	-	-	-	-	-	110,000
	2018	83,615	-	-	1,277,000	-	-	-	1,360,615

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Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits to our directors or executive officers. We have no material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors or a committee thereof.

Compensation Committee

We currently do not have a compensation committee of the Board of Directors or a committee performing similar functions. It is the view of the Board that it is appropriate for us not to have such a committee because of our size and because the Board participates in the consideration of executive compensation. None of our executive officers served as a director or member of the compensation committee of any entity that has one or more executive officers serving on our Board.

Board Leadership Structure and Role in Risk Oversight

Although we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, we have traditionally determined that it is in the best interests of the Company and its shareholders to combine these roles. Kurt Rossner serves as our Chairman and Chief Executive Officer. We believe it is in the best interest of the Company to have the Chairman and Chief Executive Officer roles combined due to our small size and limited resources.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company, our company’s management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth the ownership, as of June 30, 2020 of our common stock by each of our directors, by all of our executive officers and directors as a group and by each person known to us who is the beneficial owner of more than 5% of any class of our securities. As of June 30, 2020, there were 81,772,802 shares of our common stock issued and outstanding. All persons named have sole or shared voting and investment control with respect to the shares, except as otherwise noted. The number of shares described below includes shares which the beneficial owner described has the right to acquire within 60 days of June 30, 2020.

24

Name and Address of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Directors and Officers:
Kurt Rossner(3)	7,250,012	8.9%
Mark Breen(3)	7,250,012	8.9%
Michael Goerner(3)	7,250,012	8.9%
Jeffrey Rudolph	68,056	*
Kristin Baca	12,500	*
All officers and directors as a group (five persons)	21,830,592	26.7%
5% Beneficial Owners:
Anson Investments Master Fund LP(4)	8,112,980	9.9%
Hudson Bay Master Fund LTD(5)	8,112,980	9.9%

_____________

*	less than 1%

(1)	Except as otherwise indicated, the address of each beneficial owner is the Company’s address.

(2)

Applicable percentage ownership is based on 81,772,802 shares of common stock outstanding as of June 30, 2020 together with securities exercisable or convertible into shares of common stock within 60 days of June 30, 2020, for each stockholder. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of June 30, 2020, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)

Excludes 108,108 shares of Series A Convertible Preferred Stock and 1,000,000 options granted pursuant to the Issuer’s 2017 Equity Incentive Plan. The Series A Convertible Preferred Shares are convertible into a number of shares of Common Stock so that the Series A Convertible Preferred Stock holders would hold 55% of the number of outstanding shares of Common Stock on a fully diluted basis after giving effect to such conversion. The Series A Shares vote on an “as-converted” basis and as of June 30, 2020 are entitled to 179,324,312 votes, which represents approximately 68.4% of the 262,217,178 shares of common stock entitled to vote (81,772,802 outstanding shares of common stock plus 179,324,325 shares of common stock underlying the Series A Convertible Preferred Stock plus 1,120,064 shares of common stock underlying the Series B Convertible Preferred Stock).

(4)

Includes 3,605,769 shares of Common Stock, 3,605,769 common shares underlying Series A Warrants and 901,442 common shares underlying Series B Warrants, which have been issued, assuming an exercise price of $0.624, or 14,999,999 Common Shares, 14,999,999 common shares underlying Series A Warrants, and 3,749,999 common shares underlying Series B Warrants, assuming a floor reset price of the Common Shares and a floor reset exercise price of the Warrants of $0.15 per share. The Series A and Series B Warrants do not allow for any exercise that would result in the beneficial ownership of greater than 4.99% of the number of shares of the Company’s common stock outstanding immediately after giving effect to such exercise. The Series C Warrants do not allow for any exercise that would result in the beneficial ownership of greater than 9.99% of the number of shares of the Company’s common stock outstanding immediately after giving effect to such exercise. Anson Advisors Inc., and Anson Funds Management LP, the Co-Investment Advisers of Anson Investments Master Fund LP, hold voting and dispositive power over the Common Shares held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these Common Shares except to the extent of their pecuniary interest therein. The principal business address of Anson is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(5)

Includes 3,605,769 shares of Common Stock, 3,605,769 common shares underlying Series A Warrants and 901,442 common shares underlying Series B Warrants, which have been issued, assuming an exercise price of $0.624, or 14,999,999 Common Shares, 14,999,999 common shares underlying Series A Warrants, and 3,749,999 common shares underlying Series B Warrants, assuming a floor reset price of the Common Shares and a floor reset exercise price of the Warrants of $0.15 per share. The Warrants do not allow for an exercise that would result in the beneficial ownership of greater than 9.99% of the outstanding common shares of the Company immediately after giving effect to the exercise. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities.

25

Item 13. Certain Relationships and Related Transactions, and Director Independence

On July 2, 2019, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell directly to the Investors in a private offering (the “Offering”), an aggregate of 7,211,538 shares of common stock (the “Shares”), par value $0.001 per share, at $0.624 per Share or a 20% discount to the closing price as of July 2, 2019, for gross proceeds of approximately $4,500,000 before deducting offering expenses. The Purchase Agreement contains customary representations and warranties, and the Offering was subject to customary closing conditions. The Shares were offered by the Company pursuant to the exemption provided in Section 4(a)(2) under the Securities Act, and Rule 506(b) promulgated thereunder. The Company was obligated in accordance with the terms of a Registration Rights Agreement (the “Rights Agreement”) to register the Shares and the shares of common stock underlying the warrants described below, within 90 days from the date of the Purchase Agreement.

As additional consideration for the purchase of the Shares, the Company agreed to issue to the Investors Series A Warrants, Series B Warrants, and Series C Warrants (collectively, the “Warrants”). The number of shares for the Warrants and exercise price of the Warrants is subject to adjustment; provided, however, on each of (i) the 3rd Trading Day following the effective date (the “Effective Date”) of the Registration Statement to be filed by the Company (the “Interim True-Up Date”), and (ii) the 6th Trading Day following the Effective Date (the “Final True-Up Date”), the Exercise Price shall be reduced, and only reduced, to equal the lower of (1) the then Exercise Price and (2) 100% of the lowest VWAP during the 2 Trading Days prior to the Interim True-Up Date or 5 Trading Days prior to the Final True-Up Date, as applicable, immediately following the Effective Date. The Series C Warrants, which are considered pre-funded, allow each Investor to purchase an amount of shares equal to the sum of (a) any shares purchased by the Investor pursuant to the Purchase Agreement that would have resulted in the beneficial ownership of greater than 4.99% of the outstanding common shares of the Company, (b) on the 3rd Trading Day following the Effective Date, if 80% of the lowest VWAP during the 2 Trading Days immediately prior to such date (“Primary Effective Date Price”) is less than $0.624, then a number of shares of Common Stock equal to such Investor’s Purchase Agreement purchase amount divided by the Primary Effective Date Price less any shares of Common Stock (i) issued at the Closing and (ii) issuable pursuant to clause (a) above, if any, and (c) on the 6th Trading Day following the Effective Date, if 80% of the lowest VWAP during the 5 Trading Days immediately prior to such date (“Secondary Effective Date Price”) is less than $0.624, then a number of shares of Common Stock equal to such Holder’s Subscription Amount at the Closing divided by the Secondary Effective Date Price less any shares of common stock (i) issued at the Closing, (ii) issuable pursuant to clause (a) above, if any, (ii) issuable pursuant to clause (b) above, if any. The Series C Warrants are exercisable at a price of $0.001 per share.

The Company issued 30,299,998 shares of common stock for the private placement and the issuance of the Series C Warrants. The Company received approximately $4,060,000, net of the placement fees, legal and other expenses incurred for the placement of the share. The investors received Series A Warrants to allow the Investors to purchase an aggregate of 7,018,091 shares of common stock, and Series B Warrants to allow the Investors to purchase an aggregate of 28,072,364 shares of common stock at a purchase price of $0.1603 per common share.

Related Person Transaction Policy

Our Board of Directors is responsible to approve all related party transactions. We have not adopted written policies and procedures specifically for related person transactions.

In March 2020, the Company entered into a promissory note with the Chief Executive Officer for $600,000 in exchange for a total of $565,000 cash payments. The note has an interest rate of 8% and matures on December 1, 2020.

In March 2020, the Company entered into a promissory note with the Chief Technology Officer for $50,000. The note has an interest rate of 8% and matures on January 1, 2021.

Director Independence

We currently use NASDAQ’s general definition for determining director independence, which states that “independent director” means a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship, that, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

Item 14. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees for professional audit services and the fees billed for other services rendered by our auditors, in connection with the audit of our financial statements for the years ended June 30, 2020 and 2019, and any other fees billed for services rendered by our auditors during these periods.

	Year Ended June 30, 2020 ($)	Year Ended June 30, 2019 ($)
Audit fees	$44,480	$42,120
Audit-related fees	-0-	-0-
Tax fees	-0-	-0-
All other fees	-0-	-0-
Total	$44,480	$42,120

Since our inception, our Board of Directors, performing the duties of the audit committee, has reviewed all audit and non-audit related fees at least annually. The Board, acting as the audit committee, pre-approved all audit related services for the year ended June 30, 2020.

26

PART IV

Item 15. Exhibits, Financial Statement Schedules

Exhibit Number	Exhibit Description
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 23, 2017).

3.2*	Amendment to Amended and Restated Certificate of Incorporation

3.2	By-laws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1 filed on September 3, 2015).

4.1	Form of Series A and Series B Warrant (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 5, 2019).

4.2	Form of Series C Warrant (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on July 5, 2019).

4.3

Certification of Designation of Rights and Preferences to Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 23, 2017).

4.4

Certification of Designation of Rights and Preferences to Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on March 23, 2017).

4.5*	$200,000 Convertible Note due March 22, 2019 issued to Jeff Bishop on September 21, 2018

4.6*	$50,000 Promissory Note due January 1, 2021 issued to Mike Goerner on April 1, 2020

4.7*	$213,333.33 Convertible Note due September 20, 2020 issued to Adam Marshall on March 20, 2019

4.8*	$426,666.67 Convertible Note due August 15, 2020 issued to Adam Marshall on February 15, 2019

4.9*	$600,000 Promissory Note due December 1, 2020 issued to SRQBOBWHITE LLC on March 15, 2020

4.10*	$400,000 Convertible Note due September 21, 2019 issued to MFA Holdings Corp. on September 21, 2018

4.11*	$150,000 Promissory Note due December 20, 2018 issued to MFA Holdings Corp. on December 20, 2017

4.12*	$200,000 Promissory Note due September 18, 2018 issued to MFA Holdings Corp. on September 28, 2017

10.1	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 5, 2019).

10.2	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 5, 2019).

10.3	Amended and Restated 2017 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on April 30, 2019).

10.4

Standby Equity Distribution Agreement dated April 19, 2018 between VA II PN, Ltd., and the Company (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on April 20, 2018).

10.5

Stock Purchase Agreement between Greenlight Technologies, Inc., the shareholders of Greenlight Technologies, Inc. and the Company (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 13, 2018).

10.6	Employment Agreement with Michael Gabriel (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 13, 2018).

23.1*	Consent of Independent Registered Public Accounting Firm.

31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

______________

*	Filed herewith.

**	Furnished herewith.

27

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August [*}, 2021	LEAFBUYER TECHNOLOGIES, INC.

	By:	/s/ Kurt Rossner
Kurt Rossner
Chief Executive Officer, Director (principal executive officer)

	By:	/s/ Mark Breen
Mark Breen
Chief Financial Officer, Director (principal financial and accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Capacity	Date

/s/ Kurt Rossner	Chief Executive Officer, Director	August [*}, 2021
Kurt Rossner	(Principal Executive Officer)

/s/ Mark Breen	Chief Financial Officer, Director	August [*}, 2021
Mark Breen	(Principal Financial and Accounting Officer)

/s/ Michael Goerner	Chief Technology Officer, Director	August [*}, 2021
Michael Goerner

28

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

29

30

LEAFBUYER TECHNOLOGIES, INC.

Consolidated Balance Sheets

	June 30, 2020	June 30, 2019
ASSETS
Current assets:
Cash and cash equivalents	$1,309,912	$181,647
Accounts receivable (net of allowance for doubtful accounts of $14,037 and $53,815, respectively)	14,037	68,821
Inventory	622	1,230
Prepaid expenses and other current assets	87,895	129,323
Total current assets	1,412,466	381,021
Noncurrent assets:
Fixed assets and intangible assets, net	3,398,370	3,534,174
Right of use asset	165,965	-
Total assets	$4,976,801	$3,915,195

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$487,890	$290,032
Accrued liabilities	413,314	530,968
Deferred revenue	117,904	275,624
Lease obligation, current	103,049	-
Debt, current	2,134,487	2,182,247
Total current liabilities	3,256,644	3,278,871
Debt, non current	1,102,478	-
Lease obligation, net of current portion	65,149	-
Total liabilities	4,424,271	3,278,871

Commitments and contingencies (Note 6)	-	-

Equity:
Convertible Preferred Stock Series A, $0.001 par value; 324,325 designated; 324,325 and 324,325 shares issued and outstanding at June 30, 2020 and June 30, 2019, respectively	324	324

Preferred Stock, $0.001 par value; 10,000,000 shares authorized Convertible Preferred Stock Series B, $0.001 par value; 27,027 designated; 7 ,568 and 7 ,568 shares issued and outstanding at June 30, 2020 and June 30, 2019, respectively	8	8
Common stock, $0.001 par value; 150,000,000 shares authorized; 81,772,802 shares issued and outstanding at June 30, 2020 and 47,914,967 shares issued and outstanding at June 30, 2019, respectively	81,773	47,915
Additional paid in capital	16,471,549	11,079,953
Accumulated deficit	(16,001,124)	(10,491,876)
Total equity (deficit)	552,530	636,324
Total liabilities and equity	$4,976,801	$3,915,195

See accompanying notes to consolidated financial statements.

31

LEAFBUYER TECHNOLOGIES, INC.

Consolidated Statements of Operations

	Years Ended June 30,
	2020	2019

Revenue	$2,528,356	$1,789,823
Cost of revenue	1,767,855	1,289,583
Gross profit	760,501	500,240

Operating expenses:
Selling expenses	842,736	1,249,539
General and administrative	4,409,769	5,124,824
Total operating expenses	5,252,505	6,374,363

Loss from operations	(4,492,004)	(5,874,123)

Interest expense	(1,017,244)	(679,543)

Net loss	$(5,509,248)	$(6,553,666)

Net loss per common share:
Basic and diluted	$(0.07)	$(0.15)

Weighted average common shares outstanding:
Basic and diluted	75,181,637	44,900,459

See accompanying notes to consolidated financial statements.

32

LEAFBUYER TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

	Years Ended June 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(5,509,248)	$(6,553,666)
Adjustments to reconcile net income to net cash used in operating activities
Stock based compensation	818,252	2,285,543
Stock issued for services	41,230	48,690
Amortization of note payable discount	861,699	573,371
Depreciation	695,471	389,257
Changes in assets and liabilities:
Accounts receivable	54,784	(60,542)
Inventory	608	2,300
Prepaid expenses and other	41,428	43,243
Accounts payable and accrued liabilities	197,858	(751)
Other assets and liabilities, net	(10,641)	383,975
Net cash used in operating activities	(2,808,559)	(2,888,580)

Cash flows from investing activities:
Capitalized Software	(559,667)	(922,558)
Net cash provided by (used in) investing activities	(559,667)	(922,558)

Cash flows from financing activities:
Proceeds from issuance of stock	4,037,888	1,136,847
Proceeds from issuance of related party debt	615,000	-
Proceeds from issuance of government relief debts	1,102,478	-
Proceeds from issuance of debt	-	2,700,000
Repayment of debt	(1,258,875)	(220,000)
Net cash provided by financing activities	4,496,491	3,616,847

Net change in cash and cash equivalents	1,128,265	(194,291)
Cash and cash equivalents, beginning of period	181,647	375,938
Cash and cash equivalents, end of period	$1,309,912	$181,647

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$83,645	$-
Cash paid for taxes	$-	$-
Issuance of common stock for acquisition of intangible assets	$262,500	$2,800,000
Issuance of common stock for conversion of notes payable and accrued interest	$131,000	$460,336

See accompanying notes to consolidated financial statements.

33

LEAFBUYER TECHNOLOGIES, INC.

Consolidated Statements of Equity

	Preferred Stock A		Preferred Stock B		Common Stock
	# of Shares	Amount	# of Shares	Amount	# of Shares	Amount	APIC	Acc Deficit	Total

June 30, 2018	324,325	324	7,568	$8	42,661,228	$42,661	$3,137,319	$(3,938,210)	$(757,898)

Issuance of common stock for exercise of options	-	-	-	-	367,387	367	91,480	-	91,847
Stock based compensation			-	-	-	-	2,285,543	-	2,285,543
Issuance of warrant for convertible note payable	-	-	-	-	-	-	257,171	-	257,171
Issuance of common stock in conversion of notes payable and accrued interest	-	-	-	-	123,324	123	119,800	-	119,923
Issuance of common stock for cash	-	-	-	-	1,116,738	1,117	1,043,883	-	1,045,000
Issuance of common stock for services	-	-	-	-	72,000	72	48,618	-	48,690
Issuance of common stock for acquisition	-	-	-	-	2,916,667	2,917	2,797,083	-	2,800,000
Beneficial Conversion Feature of Notes Payable	-	-	-	-	-	-	839,378	-	839,378
Issuance of common stock for convertible note payable	-	-	-	-	657,623	658	459,678	-	460,336
Net loss	-		-	-	-	-	-	(6,553,666)	(6,553,666)
June 30, 2019	324,325	324	7,568	$8	47,914,967	$47,915	$11,079,953	$(10,491,876)	$636,324

Issuance of common stock for cash	-	-	-	-	30,299,998	30,300	4,007,588	-	4,037,888
Stock based compensation for employees	-	-	-	-			714,638	-	714,638
Issuance of Common Stock for employee Compensation	-	-			860,950	861	102,753		103,614
Issuance of common stock for services	-	-	-	-	515,000	515	40,715	-	41,230
Issuance of common stock in conversion of notes payable and accrued interest	-	-			1,815,220	1,815	129,185		131,000
Beneficial Conversion Feature of Notes Payable	-	-					134,584		134,584
Issuance of common stock for acquisition	-	-	-	-	366,667	367	262,133	-	262,500
Net loss			-	-	-	-	-	(5,509,248)	(5,509,248)
June 30, 2020	324,325	324	7,568	$8	81,772,802	$81,773	$16,471,549	$(16,001,124)	$552,530

See accompanying notes to consolidated financial statements.

34

LEAFBUYER TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements

Note 1 — Description of Business

Formation of the Company

On March 23, 2017, AP Event Inc. (“AP” or the “Registrant”) consummated an Agreement and Plan of Merger (the “Merger Agreement”) with LB Media Group, LLC, a Colorado limited liability Company (“LB Media”), August Petrov (the principal stockholder of AP), and LB Acquisition Corp., a Colorado corporation and a wholly-owned subsidiary of AP (“Acquisition”) whereby Acquisition was merged with and into LB Media (the “Merger”). (See Note 3)

As a result of the Merger, LB Media became a wholly-owned subsidiary of the Registrant, and immediately following the consummation of the Merger and giving effect to the securities sold in the Offering, the members of LB Media beneficially owned approximately fifty-five percent (55%) of the issued and outstanding Common Stock of the Registrant. The Merger Agreement contains customary representations, warranties, and covenants of the Registrant and LB Media for like transactions.

As a result of the reorganization and name change discussed later, Leafbuyer Technologies, Inc. (“Leafbuyer”) became the publicly quoted parent holding company with LB Media becoming a wholly owned subsidiary of Leafbuyer. Upon consummation of the Agreement, Leafbuyer common stock was deemed to be registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-3(a) promulgated thereunder. For purposes of Rule 12g-3(a), Leafbuyer is the successor issuer to AP.

AP was established under the corporation laws in the State of Nevada on October 16, 2014. On March 24, 2017, the Registrant changed its name to Leafbuyer Technologies, Inc.

All references herein to “us,” “we,” “our,” “Leafbuyer,” or the “Company” refer to Leafbuyer Technologies, Inc. and its subsidiary, LB Media.

Description of Business

We are focused on providing valuable information for the savvy cannabis consumer looking to make a purchase via deals and a dispensary database. We connect consumers with dispensaries by working alongside businesses to showcase their unique products and build a network of loyal patrons. Our national network of cannabis deals and information reaches millions of consumers monthly.

LB Media was founded in 2012 by a group of technology and industry veterans and provides online resources for cannabis deals and specials. Our headquarters is located in Greenwood Village, Colorado.

Basis of Presentation

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Furthermore, when testing assets for impairment in future periods, if management uses different assumptions or if different conditions occur, impairment charges may result.

35

Going Concern

As of June 30, 2020, we had $1,309,912 in cash and cash equivalents and a working capital deficit of $1,844,178. We are dependent on funds raised through equity financing. Our cumulative net loss of $16,001,124 was funded by equity financing and we reported a net loss of $5,509,248 for the year ended June 30, 2020. Accordingly, there is substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are issued.

Our ability to continue as a going concern is dependent upon our generating profitable operations in the future and / or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management believes that actions presently being taken to further implement our business plan of expansion of products, geographical locations we sell our services and deeper market penetration will generate additional revenues and eventually positive cash flow and provide opportunity for the Company to continue ,as a going concern. While we believe in the viability of our strategy to generate additional revenues and our ability to raise additional funds, there can be no assurances to that effect.

Error Correction

The Company’s annual financial statements e nding June 30, 2020 contained two errors related to the Preferred Stock issued in connection with the March 23, 2017 Merger Agreement .

In accordance with the Merger Agreement, the Company issued 324,327 new, pre-split shares of Series A Convertible Preferred Stock and accepted subscriptions in a private placement offering of 27,027 new pre-split shares of the Company’s Series B Convertible Preferred Stock, of which each share of Series B Convertible Preferred Stock is convertible into 16 Common Shares at any time, in the amount of $250,000.  All shares issued in accordance with the Merger Agreement are considered to be outstanding beginning January 1, 2015 as these shares relate to the change in capital structure.

On March 24, 2017, the Company effected a forward split such that 9.25 shares of Common Stock were issued for every 1 share of Common Stock issued and outstanding immediately prior to the forward split.  The Company incorrectly stated that i mmediately following the forward split, 3,000,000 shares of post-split Series A Convertible Preferred Stock, and 250,000 shares of post-split Series B Convertible Preferred Stock outstanding.  The par value of all classes of shares remained at $0.001 per share after the forward split.  All references to shares from that point forward were refe r r ed to as post-split shares .

This presentation wa s incorrect because in connection with stock splits by the Company, the certificate of designation for each of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock provide for an adjustment to the common stock underlying such shares and not the shares of preferred stock. Therefore , the Consolidated Balance Sheet, Co nsolidated Statement of Equity and Footnote 4 & 5 have been changed to reflect 324,32 5 shares of Series A issued and outstanding and 7,568 shares of Series B Convertible Preferred Stock issued and outstanding after the conversion of 19,459 shares in January and June of 2018.

The Series A Preferred Shares are convertible into a number of shares of Common Stock so that the holders of Series A Convertible Preferred Stock would hold 55% of the number of outstanding shares of Common Stock on a fully diluted basis after giving effect to such conversion. The Series A Convertible Preferred Stock vote on an “as-converted” basis . The Company has determined that as of June 30, 2020 the Series A P referred stock would be convertible into 179,324,312 shares of common stock which would result in 326,044,204 shares of fully diluted common shares. The Company is authorized to issue 150,000,000 shares. This exceeds the authorized and outstanding shares by 176,044,204 shares and therefore in accordance with ASR 268 the Company needs to present the Series A Convertible Preferred Stock separate from Stockholders E quity on the Balance Sheet and in the footnote disclosure. In addition, the Company is required to evaluate the fair market value of these shares as of the Balance Sheet date. The Company ha s determined that the par value represent the fair value of the Series A stock because of the accumulated deficit of $15,997,336 and there is not enough liquidity in the Company’s public market trading of common stock.   Therefore, the Consolidated Balance Sheet, Consolidated Statement of Equity and Footnote 4 have been changed to reflect the Number of shares of Series A and Series B preferred stock and the par value of those shares. The Company has elected to not to present the Series A Convertible Preferred Stock separate as a mezzanine equity in accordance with ASR 268 because in Aug 2021 the Series A 55% feature no longer existed and this classification would be temporary and moved backed to permanent equity .

	Number of Shares	Value
Number of shares of Series A Convertible Preferred Stock as reported	3,000,000	$3,000
Effect o n number of shares of Series A Convertible Preferred Stock	(2,675,675)	$(2,676)
Number of shares of Series A Convertible Preferred Stock as revised	324,325	$324

Number of shares of Series B Convertible Preferred Stock as reported	1,120,000	$1,120
Effect on numbe r of shares of Series B Convertible Preferred Stock	(1,112,432)	$(1,112)
Number of shares of Series B Convertible Preferred Stock as revised	7,568	$8

Additional Paid in Capital as reported		$16,467,761
Effect on Additional Paid in Capital		$3,789
Additional Paid in Capital as revised		$16,471,550

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Note 2 —Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, LB Media. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

Management uses estimates and assumptions in preparing these consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Examples of estimates include loss contingencies; useful lives of our fixed assets and intangible assets; allowances for doubtful accounts; and stock-based compensation forfeiture rates. Examples of assumptions include: the elements comprising a software arrangement, including the distinction between upgrades or enhancements and new products; when technological feasibility is achieved for our products; the potential outcome of future tax consequences of events that have been recognized in our financial statements or tax returns. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the financial statements as of and for the year ended June 30, 2019 to conform to the presentation as of and for the year ended June 30, 2020.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash includes demand deposits, time deposits, certificates of deposit, and short-term liquid investments with original maturities of three months or less when purchased. As of June 30, 2020 and 2019, the Company did not hold any cash equivalents. The Federal Deposit Insurance Corporation provides coverage for all accounts of up to $250,000. As of June 30, 2020, the Company had $1,050,000 in excess of federally insured limits.

Accounts Receivable, Net

Accounts receivable are stated at the amount management expects to collect. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances together reflect the Company’s estimate of potential losses inherent in accounts receivable balances, based on historical loss and known factors impacting its customers. The Company does not accrue interest on past due receivables.

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Inventory

Inventory consists of merchandise and is stated at the lower of cost or net realizable value, determined by last-in, first-out method or market, with appropriate consideration given to obsolescence, excessive levels, deterioration and other factors. A reserve is recorded for any inventory deemed excessive or obsolete. No reserve is considered necessary at June 30, 2020 and 2019.

Internal Use Software

The Company capitalizes certain development costs related to upgrades and enhancements to its cloud commerce platform when it is probable the expenditures will result in additional functionality. Such development costs are capitalized when the preliminary project stage is completed and it is probable that the project will be completed and the software will be used to perform the function intended. These capitalized costs include external direct costs of services consumed in developing or obtaining internal-use software and personnel and related expenses for employees who are directly associated with and who devote time to internal-use software projects. Capitalization of these costs cease once the project is substantially complete and the software is ready for its intended purpose. Post configuration training and maintenance costs are expensed as incurred. Capitalized internal use software costs are recorded as part of fixed assets and intangible assets and amortized using a straight-line method, over the estimated useful life of the software, generally three to seven years, commencing when the software is ready for its intended use.

Impairment Assessment of Long-Lived Assets

The Company reviews identified intangible assets and long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. As of June 30, 2020 and 2019, there were no impairments of long-lived assets.

Convertible Debt and Securities

The Company follows beneficial conversion feature guidance in ASC 470-20, which applies to convertible stock as well as convertible debt. A beneficial conversion feature is defined as a nondetachable conversion feature that is in the money at the commitment date. The beneficial conversion feature guidance requires recognition of the conversion option's in-the-money portion, the intrinsic value of the option, in equity, with an offsetting reduction to the carrying amount of the instrument. The resulting discount is amortized as interest over the life of the instrument, if a stated maturity date exists, or to the earliest conversion date, if there is no stated maturity date. If the earliest conversion date is immediately upon issuance, the expense must be recognized at inception. When there is a subsequent change to the conversion ratio based on a future occurrence, the new conversion price may trigger the recognition of an additional beneficial conversion feature on occurrence.

Stock-Based Compensation

The Company accounts for stock-based awards to employees in accordance with applicable accounting principles, which requires compensation expense related to share-based transactions, including employee stock options, to be measured and recognized in the financial statements based on a determination of the fair value of the stock options. The grant date fair value is determined using the Black-Scholes-Merton (“Black-Scholes”) pricing model. For all employee stock options, we recognize expense over the requisite service period on an accelerated basis over the employee’s requisite service period (generally the vesting period of the equity grant). The Company’s option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility and expected term. Any changes in these highly subjective assumptions significantly impact stock-based compensation expense.

Options awarded to purchase shares of common stock issued to non-employees in exchange for services are accounted for as variable awards in accordance same principles as awards to employees. Such options are valued using the Black-Scholes option pricing model.

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See Note 8 for the assumptions used to calculate the fair value of stock-based employee and non-employee compensation.

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. The standard is effective for interim and annual periods beginning after December 15, 2018. We adopted ASU 2018-07 on July 1, 2019 and the adoption of this standard did not have a material impact on our condensed consolidated financial statements.

Loss per Share

Basic loss per share is computed by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share, except that it includes the potential dilution that could occur if dilutive securities are exercised. Dilutive instruments had no effect on the calculation of earnings or loss per share during the years ended June 30, 2020 and 2019.

Leases

Effective on July 1, 2019, the Company adopted Accounting Standards Update No. 2016-02, Leases (“Topic 842”) using the modified retrospective method. This new accounting standard requires a lessee to recognize an asset and liability for most leases on its balance sheet. Upon adoption, right-of-use (ROU) assets and lease liabilities for operating leases were recorded in the amount of $301,885 and $308,843, respectively. Disclosure requirements for the reporting period beginning July 1, 2019 is presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under ASC 840, Leases (“Topic 840”).

The Company elected the practical expedient method permitted under the transition guidance, which allows a carryforward of historical lease classification, the assessment on whether a contract was or contains a lease, and the initial direct costs for any leases that existed prior to July 1, 2019. The Company also elected to recognize the associated lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

Under Topic 842, the Company determines if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement and leases with an initial term of 12 months or less are not included in lease liabilities or ROU asset. As most leases do not provide an implicit rate, a rate which approximates the Company’s incremental borrowing rate is used, based on the information available at commencement date, in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. Lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred. Lease agreements generally do not contain residual value guarantees or restrictive covenants. Over the lease term, the Company uses the effective interest rate method to account for the lease liability as lease payments are made and the ROU asset is amortized in a manner that results in straight-line expense recognition.

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Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized. As of June 30, 2020, the Company had approximately $16,000,000 of net operating loss carry forward that was unrecognized tax benefits.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. There are no material uncertain tax positions at June 30, 2020, other than as disclosed in Note 6.

On December 22, 2017, the U.S. government enacted the Tax Act, which made significant changes to the Internal Revenue Code of 1986, as amended, including, but not limited to, reducing the U.S. corporate statutory tax rate and the net operating loss incurred after December 31, 2017 can be carried forward indefinitely and the two year net operating loss carried back was eliminated (prohibited).

Revenue Recognition

The Company adopted ASU 2014-09, “Revenue from Contracts with Customers” (“Topic 606”) effective as of the annual reporting period beginning after December 15, 2017 we adopted the retrospective application of Topic 606 with the cumulative effect of initially applying Topic 606 recognized at the date of initial application and providing certain additional disclosures as defined per Topic 606. We determined that any cumulative effect for the initial application did not require an adjustment to retained earnings at July 1, 2018.

For revenue recognition arrangements that we determine are within the scope of Topic ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to arrangements that meet the definition of a contract under Topic 606, including when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, we evaluate the goods or services promised within each contract related performance obligation and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

We recognize revenue upon completion of our performance obligations or expiration of the contractual time to use services such as bulk texting.

Costs of Services

Costs of services primarily consists of the costs associated with the operation of the Company’s platform, such as third party fees paid for texting services, server and hosting charges, technology support costs, amortization, maintenance costs, staff costs and other expenses directly attributable to the online marketplace services.

Fair Value Measurements

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures,” which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value, and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents, and debt are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

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ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The Company has no assets or liabilities valued at fair value on a recurring basis.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale (AFS) debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The pronouncement will be effective for public business entities that are SEC filers in fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The effect of the adoption of this pronouncement to the Company was immaterial.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820). ASU 2018-13 adds, modifies, and removes certain fair value measurement disclosure requirements. For private companies, ASU 2018-13 is effective for annual beginning after December 15, 2019. The Company is currently evaluating the effect of adopting this ASU on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s own Equity (Subtopic 815-40). ASU 2020-06 requires entities to provide expanded disclosures about the terms and features of convertible instruments and reduces the number of accounting models for convertible instruments and allows more contracts to qualify for equity classification. The pronouncement will be effective for public business entities that are SEC filers in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning December 15, 2020.

No other recent accounting pronouncements were issued by FASB and the SEC that are believed by management to have a material impact on the Company’s present or future condensed consolidated financial statements.

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Note 3 — Fixed Assets and Intangible Assets

Fixed Assets and intangible assets consist of the following:

	June 30, 2020	June 30, 2019

Software platform	$4,482,225	$3,922,558
Furniture and fixtures	1,500	1,500
Less accumulated amortization	(1,085,355)	(389,884)
Property and equipment, net	$3,398,370	$3,534,174

On November 6, 2018, the Company acquired a customer facing software (“Loyalty Software”) through a Stock Purchase Agreement, where the Company acquired all the issued and outstanding capital stock of Greenlight Technologies, Inc. (“GTI”) from its shareholders. At the time of the transaction, there were no employees working for GTI, no systems and no assets, other than the Loyalty Software. GTI’s legal entity will be dissolved in the transition and the Loyalty Software will be assumed by the Company. Management determined that the purchase of GTI did not constitute a business purchase and recorded the transaction as a purchase of software. The consideration for the Loyalty Software was 2,916,667 shares of common stock, par value $0.001 per share and cash of approximately $450,000. Total value of the Loyalty Software was estimated at approximately $3,010,000. The additional consideration for future developments will be evaluated and considered enhancements which will either be capitalized to the software or expensed as research and development costs. During the year ended June 30, 2020 additional Incentive Shares of 366,667 for a value of $262,500 was issued to shareholders of GTI as final settlement of the 2018 agreement. During the year ended June 30, 2020 and June 30, 2019 the Company capitalized $559,667and $922,558, respectively of software enhancements.

GTI provides cannabis consumers real-time mobile ordering and loyalty rewards through an internally developed application that integrates with the local dispensary’s point of sale system. The Company plans to fully integrate this technology into the current platform and create an “Ultimate Bundle” of services for the cannabis industry. The current revenues of GTI are minimal, and the Company expects higher sales in the California market as the system is fully integrated.

Amortization expense, recorded as cost of revenue, related to internal use software totaled $695,103 during the year ended June 30, 2020 and for the same period ended 2019 amortization expenses was $388,752. Amortization expense for the next five years is as follows:

2021	$724,445
2022	724,445
2023	724,445
2024	622,359
Thereafter	602,676
Total Unamortized Expense	$3,398,370

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Note 4— Capital Stock and Equity Transactions

The Company has 150,000,000 shares of common stock authorized with a par value of $0.001 per share as of June 30, 2020. In addition, the Company has 10,000,000 preferred stock authorized with a par value of $0.001 per share as of June 30, 2020.

On April 19, 2018, the Company entered into a Standby Equity Distribution Agreement (the “SEDA”) with YA II PN Ltd. (“Investor”), a Cayman Island exempt limited partnership and an affiliate of Yorkville Advisors Global, LLC, whereby the Company sold and the Investor purchased 869,565 shares (the “Initial Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”) for the purchase price of One Million Dollars ($1,000,000), Additionally, under the SEDA the Company may sell to the Investor up to $5 million of shares of Common Stock over a two-year commitment period. Under the terms of the SEDA, the Company may from time to time, in its discretion, sell newly issued shares of its common stock to the Investor at a discount to market of 8% of the lowest daily volume weighted average price during the relevant pricing period. The Company is obligated to register the Initial Shares, the Commitment Shares (as defined below), and the shares of Common Stock issuable under the SEDA pursuant to a registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is not obligated to utilize any portion of the SEDA and there are no minimum commitments or minimum use penalties provided the Company does not terminate the SEDA by October 2020 wherein the Company would be required to pay a termination fee of $100,000. The Company issued One Hundred Thousand (100,000) shares of Common Stock as a commitment fee (the “Commitment Shares”) to an affiliate of the Investor. The total amount of funds that ultimately can be raised under the SEDA over the two-year term will depend on the market price for the Company’s common stock and the number of shares actually sold.

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The SEDA does not impose any restrictions on the Company’s operating activities. During the term of the SEDA, the Investor is prohibited from engaging in any short selling or hedging transactions related to the Common Stock.

In connection with the SEDA, the Company engaged Garden State Securities, Inc. (“GSS”) as its exclusive selling/placement agent. In connection with the transactions set forth in the SEDA, GSS shall receive a fee equal to 10% of the purchase price of the Initial Shares in cash plus warrants to purchase 86,957 shares of Common Stock at an exercise price of $1.15 per share, expiring in five years. GSS will also receive a cash fee equal to 5% of the amount paid by the Investor for each Advance under the SEDA.

During October and November 2018, the Company used the SEDA to receive $1,045,000. The Company issued 1,116,738 common shares which were valued at fair market at the date issued.

On July 2, 2019, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell directly to the Investors in a private offering (the “Offering”), an aggregate of 7,211,538 shares of common stock (the “Shares”), par value $0.001 per share, at $0.624 per Share or a 20% discount to the closing price as of July 2, 2019, for gross proceeds of approximately $4,500,000 before deducting offering expenses. The Purchase Agreement contained customary representations and warranties. The Shares were offered by the Company pursuant to the exemption provided in Section 4(a)(2) under the Securities Act, and Rule 506(b) promulgated thereunder. The Company was obligated in accordance with the terms of a Registration Rights Agreement (the “Rights Agreement”) to register the Shares and the shares of common stock underlying the warrants described below, within 90 days from the date of the Purchase Agreement. All shares of common stock and shares of common stock underlying the warrants have been registered.

As additional consideration for the purchase of the Shares, the Company agreed to issue to the Investors Series A Warrants, Series B Warrants, and Series C Warrants (collectively, the “Warrants”). The number of shares for the Warrants and exercise price of the Warrants is subject to adjustment; provided, however, on each of (i) the 3rd Trading Day following the effective date (the “Effective Date”) of the Registration Statement to be filed by the Company (the “Interim True-Up Date”), and (ii) the 6th Trading Day following the Effective Date (the “Final True-Up Date”), the Exercise Price shall be reduced, and only reduced, to equal the lower of (1) the then Exercise Price and (2) 100% of the lowest VWAP during the 2 Trading Days prior to the Interim True-Up Date or 5 Trading Days prior to the Final True-Up Date, as applicable, immediately following the Effective Date. The Series C Warrants, which are considered pre-funded, allow each Investor to purchase an amount of shares equal to the sum of (a) any shares purchased by the Investor pursuant to the Purchase Agreement that would have resulted in the beneficial ownership of greater than 4.99% of the outstanding common shares of the Company, (b) on the 3rd Trading Day following the Effective Date, if 80% of the lowest VWAP during the 2 Trading Days immediately prior to such date (“Primary Effective Date Price”) is less than $0.624, then a number of shares of Common Stock equal to such Investor’s Purchase Agreement purchase amount divided by the Primary Effective Date Price less any shares of Common Stock (i) issued at the Closing and (ii) issuable pursuant to clause (a) above, if any, and (c) on the 6th Trading Day following the Effective Date, if 80% of the lowest VWAP during the 5 Trading Days immediately prior to such date (“Secondary Effective Date Price”) is less than $0.624, then a number of shares of Common Stock equal to such Holder’s Subscription Amount at the Closing divided by the Secondary Effective Date Price less any shares of common stock (i) issued at the Closing, (ii) issuable pursuant to clause (a) above, if any, (ii) issuable pursuant to clause (b) above, if any. The Series C Warrants are exercisable at a price of $0.001 per share.

In connection with the Purchase Agreement, the Company engaged Dawson James as its exclusive selling/placement agent. In connection with the transactions set forth in the Purchase Agreement, Dawson James received a fee equal to 10% of the Offering in cash plus warrants to purchase 360,577 shares of Common Stock at an exercise price of $0.78 per share, expiring in five years.

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The Company issued 30,299,998 shares of common stock pursuant to the Purchase Agreement, as well as the exercise of the Series C Warrants and fees paid in shares of common stock. The Company received approximately $4,038,000, net of the placement fees, legal and other expenses incurred for the placement of the Shares. The Investors received Series A Warrants to allow the Investors to purchase an aggregate of 7,018,090 shares of common stock, and Series B Warrants to allow the Investors to purchase an aggregate of 28,072,364 shares of common stock at a purchase price of $0.1603 per common share. If the investors choose to exercise all Series A and Series B Warrants, the Company would receive proceeds of $5,625,000.

The 324,325 shares of Series A Convertible Preferred Stock are convertible into a number of shares of Common Stock so that the Series A Convertible Stock holders would hold 55% of the number of outstanding shares of Common Stock on a fully diluted basis after giving effect to such conversion.. The Series A Convertible Preferred Stock vote on an “as-converted” basis.

As of June 30, 2020, the Company no longer controlled the settlement of the conversion feature by issuing shares of common stock because the Company did not have enough authorized and unissued shares of common stock. The Company has determined that as of June 30, 2020 the Series A Convertible Preferred Stock would be convertible into 179,324,312 shares of common stock which would result in 326,044,204 shares of fully diluted common shares. The Company is authorized to issue 150,000,000 shares. This exceeds the authorized and outstanding shares by 176,044,204 shares . The Company has elected to not to present the Series A Convertible Preferred Stock separate as a mezzanine equity in accordance with ASR 268 because in Aug 2021 the Series A 55% feature no longer existed and this classification would be temporary and moved backed to permanent equity .

The 7,568 shares of Series B Convertible Preferred Stock are convertible into 1,120,064 shares of Common Stock .

Issuance of Common Stock

During the year ended June 30, 2020 the Company issued 860,950 shares of Common Stock to employees. These shares were valued at fair market value of $103,614 and expensed in the accompanying Consolidated Statement of Operations.

During the year ended June 30, 2020, the Company issued 1,815,220 shares of Common Stock to Note Payable Holders are satisfaction of these obligations. These shares were valued at fair market value of $131,000.

During the year ended June 30, 2020, the Company issued 366,667 shares of Common Stock to shareholders of GTI as additional consideration for the 2019 software acquisition. These shares were valued at fair market value of $262,500.

During the year ended June 30, 2020, the Company accepted subscriptions for the issuance of 30,299,998 shares of Common Stock for total subscriptions of $4,037,888 in cash, as described above.

During the year ended June 30, 2020, the Company issued 500,000 shares of Common Stock to vendors for services rendered. These shares were valued at fair market value of $40,000 and expensed in the accompanying Consolidated Statement of Operations.

During the year ended June 30, 2020, the Company issued a total of 15,000 shares of Common Stock to two members of the Board of Directors for services rendered. These shares were valued at fair market value of $1,230 and expensed in the accompanying Consolidated Statements of Operations.

During the year ended June 30, 2019, the Company issued 367,387 shares of Common Stock to employees and consultants related to the exercise of stock options. The Company received $91,847 for the issuance of these shares.

During the year ended June 30, 2019, the Company accepted subscriptions for the issuance of 1,116,738 shares of Common Stock for total subscriptions of $1,045,000 in cash.

During the year ended June 30, 2019, the Company issued 62,000 shares of Common Stock to vendors for services rendered. These shares were valued at fair market value of $40,560 and expensed in the accompanying Consolidated Statements of Operations.

During the year ended June 30, 2019, the Company issued a total of 10,000 shares of Common Stock to two members of the Board of Directors for services rendered. These shares were valued at fair market value of $8,130 and expensed in the accompanying Consolidated Statements of Operations.

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Note 5— Debt

During February 2018, the Company issued a promissory note in favor of an investor of the Company in the amount of $150,000 in exchange for $132,000 cash. The note has an original issue discount of $18,000 that is being amortized to interest expense over the term of the note. The loan maturity date was extended to August 8, 2019, the discount is fully amortized and total unpaid principal and interest is approximately $193,052, accruing at 12% at June 30, 2020, and is payable upon demand.

On September 21, 2018, the Company entered into a promissory note with an investor of the Company with a face value of $440,000 in exchange for $400,000 cash payment (“the Convertible Note”), the discount of the Convertible Note will be amortized over the life of the Convertible Note and have an interest rate of 10%. The Convertible Note has a twelve-month term with no payment required for the initial six months; after six months, the Company will repay the investors interest and principal in six equal installments. The principal and interest of the note is convertible into the Company’s common stock at a purchase price of $0.70 per common share after the six months. If the Company defaults on the Convertible Note, the interest is increased to 12% and at the investors’ option, the principal and interest can be converted into the Company’s common stock at a 20% discount to the then current market. In addition, the Company issued five-year warrants to purchase up to 200,000 common shares of the Company’s common stock at a price of $0.75 per share. On April 15, 2019, the investor has agreed to extend the Convertible Note for six months to September 2019 and as of June 30, 2020, the Convertible Note is payable upon demand.

On September 21, 2018, the Company entered several promissory notes with various investors of the Company with a face value of $440,000 in exchange for $400,000 cash payment (“the Notes”), the discount of the Notes will be amortized over the life of the Note and have an interest rate of 10%. The Notes have a twelve-month term with no payment required for the initial six months; after six months, the Company will repay the investors interest and principal in six equal installments. The principal and interest of the note is convertible into the Company’s common stock at a purchase price of $0.70 per common share after the six months. If the Company defaults on the Notes, the interest is increased to 12% and at the investors’ option, the principal and interest can be converted into the Company’s common stock at a 20% discount to the then current market price. In addition, the Company issued five-year warrants to purchase up to 200,000 of the Company’s common shares at a price of $0.75 per share. The cash for these Notes was received prior to September 30, 2018. As of June 30, 2020, $220,000 of the Notes have been fully extinguished and the remaining $220,000 is in default and payable upon demand.

During the year ended June 30, 2019, the Company entered into several promissory notes with various investors of the Company with a face value of $960,000 in exchange for a total of $900,000 cash payments (“the Notes”). The Notes have a beneficial conversion feature valued at $839,378, which is recorded as a discount. The total discount on the Notes will be amortized over the life of the Notes and recorded as interest expense. The notes have an interest rate of 7% and have an eighteen-month term with no payment required for the initial six months; after six months, the Company will repay the investors interest and principal in twelve equal installments. The principal and interest of the note is convertible into the Company’s common stock at a purchase price of $0.75 per common share at any time after the Original Issue Date. In March 2020, the Company did not make its required principal and interest payment which put the Notes in default. The interest rate increased to 15% and at the investors’ option, the principal and interest can be converted into the Company common stock at a 20% discount to the then current market price which resulted in the issuance of common stock valued at $131,000 and the repricing of the beneficial conversion feature impacting additional paid in capital by $134,584. As of June 30, 2020, $533,000 of the Notes have been fully extinguished as $402,000 of debt repayment and the issuance of common stock valued at $131,000. The remaining principal of $390,125 is due on August 2020. The unamortized discounts to the note as of June 30, 2020 are $43,727.

During the year ended June 30, 2020, the Company entered into a promissory note with a related party (see Note 8) with a face value of $600,000 in exchange for a total of $565,000 cash payments. The total discount of the Note will be amortized over the life of the Note and recorded as interest expense. The note has an interest rate of 8% and matures on December 1, 2020.

During the year ended June 30, 2020, the Company entered into a promissory note with a related party (see Note 8) with a face value of $50,000. The note has an interest rate of 8% and matures on January 1, 2021.

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On April 30, 2020 the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the United States Small Business Administration (the “SBA”) under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. The principal amount of the EIDL Loan is $500,000, with proceeds to be used for working capital purposes. Interest on the EIDL Loan accrues at the rate of 3.75% per annum and installment payments, including principal and interest, are due monthly beginning twelve months from the date of the EIDL Loan in the amount of $2,437 The balance of principal and interest is payable thirty years from the date of the promissory note.

On May 29, 2020, the Company was granted a loan from American Express National Bank in the aggregate amount of $602,478, pursuant to the Paycheck Protection Program (“PPP) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The Loan which was in the form of a Note dated May 29, 2020, matures on May 29, 2022 and bears interest at a rate of 1.00% per annum, payable monthly commencing on December 29, 2020. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, rent, utilities and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, it cannot be assured that the Company will be ineligible for forgiveness of the loan, in whole or in part.

The Company recognized $981,423 and $479,678 of interest expense for the years ended June 30, 2020 and 2019, respectively. As of June 30, 2020 and 2019, accrued interest on the above notes was $186,360 and $118,193, respectively. The weighted average interest rates as of June 30, 2020 and 2019 was 5.65% and 6.80%.

Notes payable and long-term debt outstanding as of June 30, 2020 and 2019 are summarized below:

	Maturity Date		June 30, 2020	June 30, 2019
12% $150,000 Convertible Note Payable, net of unamortized discount of $0 and $14,320, respectively	Due on Demand		$150,000	$150,000
10% $440,000 Convertible Note Payable, net of unamortized discount of $0 and $28,589, respectively	Due on Demand		440,000	411,411
10% $220,000 Convertible Note Payable, net of unamortized discount of $0 and $14,295, respectively	Due on Demand		—	205,705
10% $220,000 Convertible Note Payable, net of unamortized discount of $0 and $14,295, respectively	Due on Demand		220,000	205,705
7% $426,667 Convertible Note Payable, net of unamortized discount of $35,866 and $314,40, respectively	August 15, 2020		182,326	112,266
7% $106,667 Convertible Note Payable, net of unamortized discount of $78,601	August 15, 2020		—	28,066
7% $213,333 Convertible Note Payable, net of unamortized discount of $0 and $153,786, respectively	September 20, 2020		-	59,547
7% $213,333 Convertible Note Payable, net of unamortized discount of $28,492 and $153,786, respectively	September 20, 2020		164,072	59,547
5% Note Payable	Due on Demand		—	600,000
8% $600,000 Related party Note Payable, net of unamortized discount of $21,911	December 1, 2020		578,089	—
8% $50,000 Related Party Note Payable	January 1, 2021		50,000	—
5% Note Payable	Due on Demand	(1)	350,000	350,000
1% PPP Note Payable	May 29, 2022		602,478	—
3.75% SBA EIDL Note Payable	April 30, 2050		500,000	—
Total notes payable			3,236,965	2,182,247
Less current portion of notes payable			2,134,487	2,182,247
Notes payable, less current portion			$1,102,478	$—

__________

(1) The Company entered two promissory notes with an investor of the Company in the amount of $350,000. The investor had agreed to convert the loan into 437,500 shares of common stock in 2018. The Company has not issued these shares to the investor and booked the notes as a short-term loan. This loan is considered payable upon demand.

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Note 6 —Commitments and Contingencies

The Company records tax contingencies when the exposure item becomes probable and reasonably estimable. As of June 30, 2020, the Company had a tax contingency related to stock options granted below the fair market value on date of grant. The Company is in the process of determining the possible exposure and necessary expense accrual for the related tax, penalties and interest. Management has not been able to determine the amount as of the date of this report, however, does not expect the amount to be material to the financial statements.

To the best of the Company’s knowledge and belief, no legal proceedings of merit are currently pending or threatened against the Company.

Note 7 —Risks and Uncertainties

The Company does not have a concentration of revenues from any individual customer (less than 10%).

The Company operates in a rapidly evolving and highly regulated industry and will only conduct business in legal cannabis markets.

The Company was affected in March by the COVID-19 outbreak and worldwide pandemic. The Company saw some postponements in orders in the first few weeks March 2020 but by the end of March 2020 orders stabilized to a normal level. The Company has made a significant pivot to have the complete solution when it comes to online ordering and communication.

Note 8 — Stock Based Compensation and Payments

The equity incentive plan of the Company was established in February of 2017. The Board of Directors of the Company may from time to time, in its discretion grant to directors, officers, consultants and employees of the Company, non-transferable options to purchase common shares, provided that the number of options issued do not exceed 20,000,000. The options are exercisable for a period of up to 10 years from the date of the grant. The number of shares authorized to be issued under the equity incentive plan was increased from 10,000,000 to 20,000,000 through consent of stockholders to amend and restate the equity incentive plan.

The following table reflects the continuity of stock options for the years ended June 30, 2020:

A summary of stock option activity is as follows:

June 30, 2020

Number of options outstanding:
Beginning of year	4,598,823
Granted	13,593,375
Exercised, converted	-
Forfeited / exchanged / modification	(5,633,823)

End of period	12,558,375

Number of options vested at end of period	1,428,197
Number of options available for grant at end of period	5,257,288

Weighted average option prices per share:
Granted during the period	$0.07
Exercised during the period	$0.00
Terminated during the period	$0.45
Outstanding at end of period	$0.07
Exercisable at end of period	$0.07

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The average fair value of stock options granted was estimated to be $0.07 per share for the period ended June 30, 2020. This estimate was made using the Black-Scholes option pricing model and the following weighted average assumptions:

2020

Expected option life (years)	2 - 4
Expected stock price volatility	227to230%
Expected dividend yield	—
Risk-free interest rate	0.44to0.54%

Stock-based compensation expense attributable to stock options was approximately $714,638 for the year ended June 30, 2020. As of June 30, 2020, there was approximately $783,222 of unrecognized compensation expense related to 12,552,375 unvested stock options outstanding, and the weighted average vesting period for those options was 3 years.

Warrants

At June 30, 2020, the Company had outstanding warrants to purchase the Company’s common stock which were issued in connection with multiple financing arrangements. Information relating to these warrants is summarized as follows:

Warrants	Remaining Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
Warrants- SEDA Financing	86,957	2.80	$1.15
Warrants-Issued with Convertible Notes	600,000	3.23	$0.75
Warrants – Securities Purchase Agreement	360,577	4.02	$0.78
Warrants A – Securities Purchase Agreement	7,018,090	.02	$0.16
Warrants B – Securities Purchase Agreement	28,072,364	4.02	$0.16
Total	36,137,988

Note 9 — Related Party Transactions

In March 2020, the Company entered into a promissory note with the Chief Executive Officer for $600,000 in exchange for a total of $565,000 cash payments. The note has an interest rate of 8% and matures on December 1, 2020.

In March 2020, the Company entered into a promissory note with the Chief Technology Officer for $50,000. The note has an interest rate of 8% and matures on January 1, 2021.

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Note 10 — Leases

The following is a summary of future minimum lease payments and related liabilities for all non-cancelable operating leases maturing as of June 30:

Operating Leases
2021	$125,419
2022	70,843
Thereafter	-
Total minimum lease payments including interest	196,262
Less: Amounts representing interest	(28,064)
Present value of minimum lease payments	168,198
Less: Current portion of lease liabilities	(103,049)
Non-current portion of lease liabilities	$65,149

Cash payments on lease liabilities	$146,692
Weighted average remaining lease term	1 year
Weighted average discount rate	10%

Note 11 — Subsequent Events

Certain Promissory Notes outstanding as of June 30, 2020 matured in August and September of 2020 and the Company expects the Notes and accrued interest to be converted into Common Stock.

The Company has evaluated subsequent events through September 25, 2020 and has not identified any other items requiring additional disclosure.

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